Exhibit D
THE REPUBLIC OF TURKEY
This description of the Republic of Turkey is dated as of September 30, 2010 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2009.

FORWARD-LOOKING STATEMENTS
Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.
Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:
•	External factors, such as:
o	interest rates in financial markets outside Turkey;

o	the impact of changes in the credit rating of Turkey;

o	the impact of changes in the international prices of commodities;

o	economic conditions in Turkey’s major export markets;

o	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

o	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

o	the impact of adverse developments in the region where Turkey is located.
•	Internal factors, such as:
o	general economic and business conditions in Turkey;

o	present and future exchange rates of the Turkish currency;

o	foreign currency reserves;

o	the level of domestic debt;

o	domestic inflation;

o	the ability of Turkey to effect key economic reforms;

o	the level of foreign direct and portfolio investment; and

o	the level of Turkish domestic interest rates.

i

RECENT DEVELOPMENTS
GENERAL
     Turkey’s economy has been impacted by the current global financial crisis. Turkey’s GDP increased by 11.7% in the first quarter of 2010 and by 10.3% in the second quarter of 2010. See “Recent Developments — Key Economic Indicators”.
     On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. On May 28, 2010, the IMF mission concluded its review and published its preliminary conclusions.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $7.7 billion, consists of both investment and program loans. Under the current CPS program a total of approximately $6.3 billion worth of agreements have been signed to date. On March 23, 2010, the Executive Board of the World Bank approved the Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL”) with a total funding of €931 million (approximately $1.3 billion). On June 15, 2010, the Executive Board of the World Bank approved the Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (“ESES DPL II”) with a total funding of €519,6 million (approximately $700 million) and a loan of $500 million to Türkiye Kalkınma Bankası A.Ş., T.C. Ziraat Bankası A.Ş. ve Türkiye Vakıflar Bankası T.A.O. for a “Second Access to Finance for Small and Medium Enterprises (SMEs) Project” with a guarantee provided by the Turkish Treasury. On June 29, 2010, a loan and a guarantee agreement in the amount of €178.2 million (approximately $240 million) were signed among World Bank, Iller Bankası and Undersecretariat of Treasury. On March 25, 2010, it was announced that the Republic and the Islamic Development Bank signed a memorandum of understanding on Member Country Partnership Strategy (“MCPS”). The Republic also signed a total of €1.6 billion worth of various financing agreements with the European Investment Bank in 2009. On September 16, 2010, the Republic and the Council of Europe Development Bank signed the “Finance Contract of İstanbul Earthquake Risk Mitigation and Emergency Preparedness Project (Project)” with a total amount of €250 million.

     Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $10 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the Savings Deposit Insurance Fund’s (“SDIF”) takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.
     On February 2, 2010, Turkey announced its European Union (“EU”) Pre-Accession Economic Program for the 2010-2012 period (“PEP”). The PEP was prepared on the basis of the Medium Term Program (defined below) for the 2010-2012 period (See “Recent Developments” — “Public Finance and Budget”). According to the PEP, Turkey’s economy is expected to have growth rates of 3.5%, 4.0% and 5.0% in 2010, 2011 and 2012, respectively. The Republic’s inflation targeting regime will continue in compliance with the main objective of establishing price stability. The year-end inflation targets for the years 2010, 2011 and 2012 are set as 6.4%, 5.9% and 5.3%, respectively. The program forecasts unemployment rates of 14.3%, 14.1% and 13.3% in 2010, 2011 and 2012, respectively. The program also forecasts the current account deficits/GDP ratio as 2.8% in 2010, 3.3% in 2011 and 3.9% in 2012.
     On December 25, 2009, the Assembly approved the Central Government Budget Law for 2010 (Law No. 5944). According to Law No. 5944, the central government’s total budget expenditure target is TL287.0 billion and central government’s total budget revenue target is TL236.8 billion for year 2010. The Government forecasts that the central government’s total budget deficit for 2010 will be approximately TL50.2 billion. Law No. 5944 was published in the Official Gazette on December 31, 2009 (No. 27449).
     Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.
     On April 5, 2010, 265 members of the ruling Justice and Development Party (“AKP”) submitted a proposed constitutional amendment to the Assembly which aimed to, among other things, align the judiciary system in Turkey with European standards. The proposal contains articles, which, among others, propose to 1) change the composition and the structure of the Constitutional Court and the Supreme Court of Judges and Prosecutors and 2) give the right of collective agreement for civil servants and 3) provide positive discrimination claims on behalf of children, the elderly and the disabled. On May 7, 2010, the Assembly approved the amendment package (Law No. 5982) and the package was published in the Official Gazette on May 13, 2010 (No. 27580).

On May 15, 2010, a total of 111 members of the Parliament applied to the Constitutional Court for the annulment of certain articles of Law No. 5982. On July 7, 2010, the Constitutional Court annulled certain parts of the amendments, including those that changed the composition and the structure of the Constitutional Court and the Supreme Court of Judges and Prosecutors. A public referendum was held on September 12, 2010 in relation to Law No. 5982. It was announced that the participation rate of the referendum was 73.71% and 57.88% of those who participated to the referendum voted in favor of the Law. The official result of the referendum was published in the Official Gazette date September 23, 2010 (No. 27708).
     As of September 27, 2010, according to the Ministry of Health, 655 people have died from the H1N1 strain of the swine flu virus in Turkey. The Ministry of Health has been in contact with WHO and other international health organizations since the outbreak of the infection and is taking precautions in accordance with WHO recommendations.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of September 27, 2010. The next general election is expected to be held in July 2011.

Political Party	Number of Seats
Justice and Development Party (AKP)	336
Republican People’s Party (CHP)	102
Nationalist Action Party (MHP)	70
Peace and Democracy Party (BDP)	20
Independents	6
Democratic Socialist Party (DSP)	6
Türkiye Party	1
Vacant	8	[1]
Democrat Party	1

[1]	Under Law No. 2839 (published in the Official Gazette on June 13, 1983 — No. 18076), there are 550 seats in the Assembly. The eight vacant seats were held by five recently deceased members of the Assembly, two members of the Democratic Society Party (DTP) who were banned from politics and President Gül who resigned from his parliamentary seat.

Source: The Grand National Assembly of Turkey
     On January 21, 2010, an investigation into the alleged conspiracy to overthrow the government begun. On July 19, 2010, the 10th Penal Court of Istanbul agreed to hear a case against 196 people.
KEY ECONOMIC INDICATORS
     The following tables set forth increases or decreases in GDP (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2009	-14.6%	-7.6%	-2.7%	6.0%	-4.7%
2010	11.7%	10.3%

	2009					2010
	Q1	Q2	Q3	Q4	Total	Q1	Q2
Agriculture, hunting and forestry	-1.3	6.4	4.4	2.4	3.7	0.1	0.6
Fishing	0.2	-0.4	9.8	-3.3	-0.3	4.7	15.7
Mining and quarrying	-13.0	-15.3	-3.2	3.5	-6.7	6.1	14.2
Manufacturing	-22.1	-11.5	-4.2	13.0	-7.0	21.0	15.4
Electricity, gas and water supply	-6.1	-5.8	-4.6	1.5	-3.4	2.4	8.3
Construction	-18.5	-20.9	-18.2	-6.4	-16.1	8.3	21.9
Wholesale and retail trade	-26.2	-15.1	-6.9	10.5	-10.2	20.7	14.0
Hotels and Restaurants	2.9	1.8	4.7	4.0	3.7	-0.7	3.2
Transport, storage and communication	-16.1	-10.0	-4.6	3.2	-7.0	11.5	10.2
Financial intermediation	10.6	7.5	7.8	8.3	8.5	4.9	8.8
Ownership and dwelling	3.2	3.3	2.8	2.5	2.9	2.7	2.6
Real estate, renting and business activities	-0.5	2.0	6.6	9.9	4.5	9.7	8.2
Public administration and defense; compulsory social security	2.4	1.8	3.5	3.6	2.9	0.6	0.5
Education	0.7	1.3	3.3	3.1	2.0	1.4	1.2
Health and social work	0.7	2.9	4.5	4.9	3.2	4.5	2.4
Other community, social and personnel service activities	-2.9	-1.9	0.8	-0.4	-1.1	3.0	3.1
Private household with employed persons	-1.9	0.3	4.6	7.2	2.3	8.0	7.1
Sector totals	-12.2	-6.8	-1.5	6.4	-3.4	11.2	10.4
Financial intermediation services indirectly measured	10.7	6.6	9.5	11.5	9.7	11.1	15.2
Taxes-Subsidies	-21.9	-7.7	-7.9	6.4	-8.1	17.2	14.1
Gross Domestic Product (Purchaser’s Price)	-14.6	-7.6	-2.7	6.0	-4.7	11.7	10.3

Source: TURKSTAT
•	For the month of August 2010, CPI increased by 0.4% and PPI decreased by 1.15%.

•	The Republic’s CPI and PPI increased by 8.33% and by 9.03% in August 2010, respectively, compared to the same month of the previous year. The year-end CPI target for 2010 is 6.5%.

•	CBRT announced the 2012 inflation target as 5%. The targets for 2010 and 2011 are 6.5% and 5.5%, respectively.

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2010	March	June	September	December
Uncertainty Band (Upper Limit)	8.5	8.5	8.5	8.5
Path Consistent with the Target	6.5	6.5	6.5	6.5
Uncertainty Band (Lower Limit)	4.5	4.5	4.5	4.5
Source: Central Bank
•	On September 24, 2010, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.4857 per U.S. dollar, compared to an exchange buying rate of TL1.4811 per U.S. dollar on September 24, 2009.

•	On September 7, 2010, the Government offered an interest rate of 8.13% for the 19-month Government Bond, compared to an interest rate of 8.41% for the 18-month Government Bond on September 7, 2009.

•	The industrial production index increased by 8.6% in July 2010 compared to July 2009 (year on year).

•	The following table indicates unemployment figures for 2010:

	Unemployment rate	Number of unemployed
2010
January	14.5%	3,591,000
February	14.4%	3,564,000
March	13.7%	3,438,000
April	12.0%	3,071,000
May	11.0%	2,846,000
June	10.5%	2,751,000
Source: TURKSTAT
•	On July 7, 2009, it was announced that the wages of public sector workers would increase by 2.5% for the first half of 2010 and another 2.5% for the second half of 2010. The salaries of civil servants will be increased by 2.5% for the first six months of 2010 and another 2.5% in the second half of 2010. Salaries for civil servants increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The salaries of civil servants will be increased by 4.0% in the first six months of 2011 and another 4.0% in the second half of 2011. On December 29, 2009, it was announced that the minimum wages will be increased by 5.2% in the first six months of 2010 and by another

4.3% in the second half of 2010. On August 30, 2010, it was announced that the minimum wages will be increased by 18.0% as of July 2011.

•	According to the Medium Term Program (defined below) that the Government unveiled on September 16, 2009, year end CPI is expected to be 5.3%, 4.9% and 4.8% for 2010, 2011 and 2012, respectively. The inflation target rates for years 2010 and 2011 are 6.5% and 5.5% respectively.

•	In its regular meeting held on May 18, 2010, the Monetary Policy Committee (“MPC”) decided to implement a technical rate adjustment by setting the one-week repo auction rate as its new policy rate. As of September 17, 2010, the one-week repo auction rate of the Central Bank was 7.0%, the Central Bank overnight borrowing interest rate was 6.25% and the Central Bank overnight lending interest rate was 8.75%.
TOURISM
•	From the beginning of January 2010 until the end of August 2010, the number of foreign visitors visiting the Republic increased by approximately 5.11% as compared to the same period in 2009 to approximately 3,719,180 foreign visitors.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     In July 2010, the trade balance (according to the balance of payments presentation) posted a deficit of $6.42 billion as compared to a deficit of $3.80 billion in the same period in 2009. On July 2010, total goods imported (c.i.f.2), including gold imports, increased by 24.6% to approximately $16.01 billion, as compared to approximately $19.60 billion during the same period of 2009. In July 2010, the import of capital goods, which are used in the production of physical capital, increased by approximately 14.40% over the same period in 2009; the import of intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 72.50% over the same period in 2009 and consumption goods increased by approximately 73.00% over the same period of 2009. In July 2010, the CAD produced a deficit of approximately $3.44 billion, as compared to a deficit of approximately $0.47 billion in the same period of 2009. On July 2010, total goods exported (f.o.b.)3, increased by 2.08% to approximately $9.83 billion, as compared to approximately $9.63 billion during the same period of 2009.
     As of September 17, 2010, total gross international reserves of the Central Bank were approximately $79.5 billion (compared to $73.8 billion as of September 25, 2009), gold reserves were approximately $4.6 billion (compared to $3.5 billion as of September 25, 2009) and the Central Bank gross foreign exchange reserves were approximately $74.9 billion (compared to approximately $70.3 billion as of September 25, 2009).
     As of September 24, 2010, the Central Bank held approximately TL1.28 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	From January to August 2010, the central government consolidated budget expenditures were approximately TL183.4 billion and central government consolidated budget revenues were approximately

[2]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

[3]	F.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

TL169.04 billion, compared to a central government consolidated budget expenditure of approximately YTL171.7 billion and a consolidated budget revenue of YTL140.4 billion during the same period in 2009.

•	From January to August 2010, the central government consolidated budget deficit was approximately TL14.39 billion, compared to a central government consolidated budget deficit of YTL31.3 billion during the same period in 2009.

•	From January to August 2010, the central government consolidated budget primary surplus reached approximately TL20.9 billion, compared to the central government consolidated budget primary surplus of YTL9.2 billion during the same period in 2009.

•	In August 2010, the central government consolidated budget expenditures were approximately TL23.2 billion and central government consolidated budget revenues were approximately TL26.3 billion, compared to a central government consolidated budget expenditure of approximately TL23.5 billion and a central government consolidated budget revenue of TL22.0 billion during the same month of 2009.

•	In August 2010, the central government consolidated budget surplus was approximately TL3.1 billion, compared to a central government consolidated budget deficit of TL1.5 billion during the same month of 2009.

•	In August 2010, the central government consolidated budget primary surplus reached approximately TL6.2 billion, compared to the central government consolidated budget primary deficit of TL6.5 billion during the same month of 2009.

•	The following table sets forth the details of the central government’s budget for the first eight months of 2010.

Central Government Budget	January- August (cumulative)
(Thousands TL)	2010

Expenditures	23,162,994
1-Excluding Interest	20,059,783
Personnel	4,888,386
Social Security Contributions	864,597
Purchase of Goods and Services	2,225,142
Current Transfers	7,613,067
Capital Expenditures	2,805,325
Capital Transfers	780,377
Lending	882,889
Contingencies	0
2-Interest	3,103,211
Revenues	26,251,662
1-General Budget Revenues	25,626,453
Taxes	23,207,676
Property Income	481,652
Grants and Aids and Special Revenues	74,915
Interest, Shares and Fines	1,752,150
Capital Revenues	101,864
Receivable Collections	8,196
2-Special Budget Institutions	553,064
3-Regularity & Supervisory Institutions	72,145
Budget Balance	3,088,668
Primary Balance	6,191,879
Source: Ministry of Finance

     On December 10, 2009, the Republic announced its 2010 financing program. According to the 2010 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL200.3 billion of debt in 2010, of which approximately TL182.6 billion constitutes domestic debt and approximately TL17.7 billion constitutes external debt. The total borrowing target for the Republic in 2010 is approximately TL195.3 billion, of which approximately TL181.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowing. Other sources of funds in 2010 are expected to consist of, privatization revenues and revenues from the SDIF (which are targeted to yield TL8.7 billion and TL0.6 billion respectively).
     On September 16, 2009, the Government announced a medium term program that covers the period between 2010 and 2012 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, and central government budget deficit to GDP, etc.) were announced. With this program the Government announced that GDP is expected to grow 3.5% in 2010, 4.0% in 2011 and 5.0% in 2012. The primary surplus to GDP ratio is expected to gradually increase to 1.0% by 2012. Also, the central government budget deficit to GDP ratio is expected to be 4.9% in 2010, 4.0% in 2011 and 3.2% in 2012 and the unemployment rate is expected to decline from 14.8% in 2009 to 13.3% in 2012.
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.
     A number of privatizations of electricity distribution companies were completed in 2009. The privatization process of the remaining 12 electricity distribution companies is still pending.
     On March 19, 2010, the Privatization Administration announced that July 22, 2010 was the last bidding date for the privatization of Bogazici Elektrik Dagitim A.S., Dicle Elektrik Dagitim A.S., Gediz Elektrik Dagitim A.S. and Trakya Elektrik Dagitim A.S. On July 23, 2010, the Privatization Administration announced that a total of 39 bids were received for these four electricity distribution companies. On August 9, the final bidding was completed for the four electricity distribution companies. Accordingly, İşkaya İnş. San. ve Tic. Ltd. Şti. and MMKEA Makina İthalat İhracat A.Ş O.G.G. placed the highest bid for Gediz Elektrik Dağıtım A.Ş with 1,920 million dollars. For Trakya Elektrik Dağıtım A.Ş the highest bid was placed by AKSA Elektrik Perakende Satış A.Ş with 622 million dollars. The highest bid for Dicle Elektrik Dagitim A.S was placed by Karavil Dayanıklı Tüketim Malları İnş. Oto. Pet. Ürünleri Paz. San. ve Tic. Ltd. Şti and Ceylan İnş. ve Tic. A.Ş. O.G.G with 288 million dollars. For Bogazici Elektrik Dagitim A.S. the highest bid was placed by İşkaya İnş. San. ve Tic. Ltd. Şti. and MMKEA Makina İthalat İhracat A.Ş with 2,990 million dollars.
     On October 9, 2007, a decision on the privatization of Turkseker A.S. (Turkish Sugar Factories) and the privatization of SUMERHALI (a carpet firm) by the Privatization High Council (“PHC”) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Turkseker A.S will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets.

     On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Uretim A.S. (“EUAS”) On September 25, 2009, the Privatization Administration announced that the consortium of Citigroup, Oyak Investment, Master Danismanlik and Socoin was selected as the advisor for the privatization of EUAS. On December 1, 2009, the Privatization Administration announced the last bidding date for the privatization of 52 EUAS electricity generation power plants as February 19, 2010. The Privatization Administration announced that these 52 power plants, which are divided into 19 groups for bidding purposes, will be privatized through the transfer of operating rights. As of June 3, 2010 the Privatization Administration completed the tenders for 19 groups. On August 26, 2010 the PHC approved the sale of 18 of the 19 groups.
     On August 19, 2008, the Privatization Administration announced that the Council of State suspended the privatization of nine toll roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets. On December 30, 2008, the Privatization Administration announced that the deadline for the completion of the privatization of nine toll roads and two Bosphorus bridges has been extended to December 31, 2010.
     On July 13, 2009, the Privatization Administration announced the last bidding date for the privatization of two salterns of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. (“TTA”), namely Camalti Tuzlasi and Ayvalik Tuzlasi, as December 4, 2009. On December 17, 2009, the Privatization Administration announced that Binbirgida Tarim Urunleri Sanayi ve Ticaret A.S. submitted the highest bids of TL9 million for Ayvalik Tuzlasi and TL115 million for Çamalti Tuzlasi. On October 28, 2009, the Privatization Administration announced the last bidding date for the privatization of real estate properties of TTA, as December 25, 2009. On January 7, 2010, the Privatization Administration announced that the tenders for three of the real estate properties of TTA in Ankara and Izmir were finalized with a total amount of TL74.3 million. On October 22, 2009, the Privatization Administration announced the last bidding date for the privatization of TTA shares in JTI Central Asia LLP Company, as February 5, 2010. On February 10, 2010, the Privatization Administration announced that the Privatization Administration cancelled the privatization of TTA shares in JTI Central Asia LLP Company.
     On December 28 2009, the Privatization Administration announced that the last bidding date for the privatization of Dogusan Boru Sanayi ve Ticaret A.S. would be May 13, 2010. On May 14, 2010, the Privatization Administration announced that it cancelled the tender since no bids were submitted.
     On February 22, 2010, the Privatization Administration announced that March 22, 2010 would be the last bidding date for the privatization of several real estate properties held by each of Sumer Holding A.S., the State Supply Office, Turkish State Railways, and the Ministry of Finance. A total of 41 bids were received for these real estate properties. On April 2, 2010 the Privatization Administration announced that two properties previously belonging to Sumer Holding A.Ş sold for TL2 million. The Privatization Administration cancelled the privatization for the remaining real estate properties due to the withdrawal of bids by participants. On May 28, 2010, the Privatization Administration announced that it will resume the tender and determined the last bidding date as June 26, 2010.
     On May 14, 2010 the Privatization Administration announced that the last bidding date for the tender of the operating rights for the sea port of İskenderun for 36 years would be August, 4, 2010. On September 16, it was announced that 12 bids were received.
     On May 13, 2010 the Privatization Administration announced the tender for the sale of an 80% stake in Başkent Doğalgaz Dağıtım A.Ş. The Privatization Administration announced that the bidding will close on August 6, 2010. MMEKA Makina İthalat Paz. ve Tic. A.Ş. has placed the highest bid with 1,211 million dollars.

BANKING SYSTEM
     As of September 27, 2010, there have not been any bank takeovers due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved Imarbank. As of December 31, 2009, the SDIF had taken over 25 private banks since 1994.
     Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio4 of 19.33% and a relatively low non-performing loan (“NPL”) ratio5 of 4.40% as of July 2010. The capital adequacy ratio was approximately 20.62% and the NPL ratio was approximately 5.27% as of December 2009.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     On March 10, 2009 the SDIF announced that it was taking over 50 percent of the Caglar Group’s Bis Enerji company, a joint-stock company which produces electricity. On January 2010, the SDIF announced that it sold a 50% stake in Bis Enerji to SGM Enerji Sanayi ve Ticaret for $250 million.
     On July 18, 2009, it was announced that SDIF had taken over 70 companies of Hayyam Garipoglu, the former controlling partner of the Sumerbank, in response to the breach of the protocol between SDIF and Garipoglu group that was signed on August 12, 2004 (and modified on January 7, 2009). On August 5, 2009, it was announced that the SDIF announced the tender for the sale of Burgaz Alkollü Icecekler Ticari ve Iktisadi Butunlugu (“Burgaz”), a company formerly owned by the Garipoglu Group. On August 20, 2009, the Board of the SDIF approved the sale of Burgaz at a price of $86 million to Mey Icki Sanayi ve Ticaret A.S. On November 18, 2009 it was announced that the transfer of Burgaz to Mey Icki San. Tic. A.S. was suspended by the Competition Authority. On April 13, 2010, the SDIF and Garipoglu Group signed a protocol for the repayment of approximately $307.1 million of Garipogu Group’s debts to the SDIF over five years commencing on September 30, 2010.
     On March 23, 2010, the SDIF and Balkaner Group, the former owner of Yurt Ticaret Kredi Bankasi A.S., signed a protocol to repay approximately $393.6 million of its debt to the SDIF over seven years commencing in 2011. Balkaner Group will repay the principal over five years and interest over the remaining two years.
DEBT
     The Central Government’s total domestic debt stock was approximately TL347.3 billion as of August 2010, compared to approximately TL3315.4 billion as of August 2009. In August 2010, the average maturity of Turkey’s domestic borrowing was 53.1 months, compared to 34.7 months in August 2009. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.0% in August 2010, compared to 9.5% in August 2009.
     The total gross outstanding external debt of the Republic was approximately $266.6 billion (at then-current exchange rates) at the end of the first quarter of 2010. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2010 Q1

GROSS EXTERNAL DEBT	266,605
SHORT TERM	54,472
Public Sector	4,697
Central Bank	1,669
Private Sector	48,106
LONG TERM	212,133
Public Sector	80,174
Central Bank	10,876
Private Sector	121,083

[4]	Regulatory capital/Total risk weighted items

[5]	Gross non-performing loans/Total cash loans
Source: Undersecretariat of Treasury

Since January 1, 2010, the Republic has issued the following external debt:
•	$2 billion of global notes on January 12, 2010, which mature on May 30, 2040 and have a 6.75% annual interest rate.

•	$1 billion of global notes on March 18, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.

•	€1.5 billion of Eurobonds on April 22, 2010, which mature on May 18, 2020 and have a 5.125% annual interest rate.

•	$1 billion of global notes on August 5, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in nearby countries, including Iraq, Georgia, Israel and Palestine, and has been the victim of various isolated terrorist attacks. On October 6, 2009, Turkish parliament extended for one year the mandate that gives authorization to the Turkish Army for possible cross-border military operations in northern Iraq.
     Regarding the EU accession process, on June 30, 2010, negotiations on the “Food Safety, Veterinary, Phytosanitary Policy” (Chapter 12) were opened. In total, the Republic has thirteen chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.
     On July 13, 2009, Turkey, Bulgaria, Romania, Hungary and Austria signed a transit agreement in Ankara for the Nabucco gas pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East. The consortium confirmed on October 1, 2009 that the first gas, most likely from Iraq, will flow through the Nabucco pipeline in the fourth quarter of 2014. Additional supply is expected to be from Azerbaijan in 2015 or 2016. On October 20, 2009, Hungary’s parliament ratified the Nabucco natural gas pipeline project. Bulgaria’s parliament followed Hungary by ratifying the agreement on February 3, 2010. On March 4, 2010, Turkey’s parliament ratified an accord to build the Nabucco gas pipeline. Such ratification was published in the Official Gazette on March 11, 2010 (No. 27518).
     On July 25, 2008, Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias announced that they would launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet. On April 18, 2010, presidential elections were held in the Turkish Republic of Northern Cyprus. According to the final results, Mr. Derviş Eroğlu was elected as the new president with 50.53% of the votes. On May 26, 2010 the reunifications talks between Cyprus and Turkey resumed after a two month break due to the elections in the Turkish Republic of Northern Cyprus.
     On June 28, 2010 during the G20 summit meeting held in Canada, United States President Obama and Prime Minister Erdoğan met to discuss the two countries’ relations in detail.
     Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. On August 31, 2009, it was announced that Turkey and Armenia had agreed to start their internal political discussion on two protocols — the Protocol on the Establishment of Diplomatic Relations and the Protocol on the Development of Bilateral Relations — that were initiated in the course of their efforts through Swiss mediation. The protocols provide for a framework for the normalization of the bilateral relations within a reasonable timeframe between Turkey and Armenia. In this context, Armenia and Turkey signed agreements on October 10, 2009, in Zurich, to establish diplomatic ties and normalize relations. The agreements were submitted to the respective Parliaments for ratification by each side. On April 22, 2010 Armenia announced that it suspended the ratification process of the agreements.
     On April 8, 2010 five new confidence building measures (CBM) were adopted with Greece.

     On May 17, 2010, in an effort to find a diplomatic solution to the standoff between Iran and the international community, the foreign ministers of Turkey, Brazil and Iran signed a declaration that commits Iran to swap 1,200 kg (2,640 lb) of its low-enriched uranium in escrow in Turkey for 120 kg (264 lb) of 20%-enriched nuclear fuel.

DESCRIPTION OF THE REPUBLIC
     Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).
     Since 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2009, the service sector, industrial sector and agricultural sector accounted for 72.9%, 18.8% and 8.2%, respectively, of Turkey’s gross domestic product. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”
LOCATION, AREA AND TOPOGRAPHY
     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.
     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.
     Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.
POPULATION
     According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the State Planning Organization (“SPO”), the population of Turkey was 72,561,312 on December 31, 2009. The annual population growth rate for Turkey in 2009 was 1.45%. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to the TURKSTAT and the SPO, in 2009, 75.5% of the population lived in urban areas and 24.5% lived in rural areas.
     The largest city in Turkey with a population of about 12.9 million is Istanbul, the country’s commercial center. Its historical depth and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.7 million is the second largest city. Izmir, with a population of about 3.9 million, comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun and Sanliurfa.
     In 2009, total employment was 21.277 million, with approximately 24.6% employed in agriculture, 19.2% in industry and 56.2% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 14.0% in 2009.
     According to the SPO, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 73.7 years in 2009. The infant mortality rate decreased from 51.5 per thousand for the year 1990 to 17.6 per thousand for the year 2008. According to an address-based population registration system the adult literacy rate (25 – 64 age group) increased sharply from 80.5% in 1990 to 93.3% in 2009.
     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.
GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND
     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.
     The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.
     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.
     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.
     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.
     In the general elections that took place on November 3, 2002, AKP received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly. CHP was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.
     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gül from AKP as the new Prime Minister on November 16, 2002. Prime Minister Gül’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.
     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of AKP announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of Turkey, which received a vote of confidence from the Assembly.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
     The most recent local elections for municipalities were held on March 29, 2009. AKP received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. CHP received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (MHP) and the Democratic Society Party (“DTP”) received 16.05% and 5.69% of the votes, respectively.
     On October 12, 2006, The Assembly approved a new law (Law No. 5550) which set the next general election date as November 4, 2007. On July 22, 2007, an early general election was held in the Republic. The official results of the July 22, 2007 elections were published in the Official Gazette on July 30, 2007 (No. 26598). According to the official results AKP received 46.56% of the votes and was able to secure 341 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly. The next general election is expected to take place in July 2011.
     On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament.
     On August 28, 2007, Abdullah Gül was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gül approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.
     On December 11, 2009, the Constitutional Court shut down the DTP on charges that it has ties with a terrorist organization and because it became the center of activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of DTP from politics for five years, including two members of parliaments of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul. To date, more than 194 people (including army officers, policemen and journalists) have been investigated in relation to this case.
INTERNATIONAL ORGANIZATIONS
     Since its establishment in 1923, the Republic of Turkey has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), has been a member of NATO since 1952, and is in the process of accession negotiations with the EU.
     Turkey’s principal foreign policy perspective has always been based on the promotion of international cooperation and stability. To this end, along with the unique geopolitical and cross-cultural features that it has inherited from the past, Turkey has actively sought opportunities to initiate and take place in regional and international processes aimed at increasing the level of cooperation and coordination in the international arena.
     The multi-dimensional character of Turkish foreign policy finds expression in and is best reflected by Turkey’s membership in a wide range of leading international and regional organizations. Apart from being a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”), Turkey is also a member of the Organization for Economic Cooperation and Development (OECD), the World Trade Organization (WTO), the Organization of the Islamic Conference (OIC), Islamic Development Bank, the Black Sea Economic Cooperation Organization (BSEC), the Economic Cooperation Organization (ECO), the Developing 8 (D-8) and the Conference on Interaction and Confidence Building Measures in Asia (CICA). Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.
EUROPEAN UNION
     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.
     In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.4% in 2004) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.
     To adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries, Turkey has signed Free Trade Agreements (FTAs) with all of the Central and Eastern European countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, Macedonia, Croatia, Bosnia-Herzegovina, Morocco, The Palestinian National Authority, Tunisia, Syria, Egypt, Albania, Georgia, Montenegro, Serbia, Chile, Jordan and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The agreements with, Serbia, Chile and Jordan are pending ratification. With the EU enlargement in May 2004 and January 2007, Turkey’s free trade agreements with acceding countries have been terminated.
     FTA negotiations are underway with Lebanon, Ukraine, Canada (exploratory), Indonesia (exploratory), Vietnam (exploratory), Malaysia, South Korea, the Gulf Cooperation Council (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates), India, Mauritius, Seychelles, Cameroon, Libya, Mercado Comun del Sur (Argentina, Brazil, Paraguay, Venezuela and Uruguay, collectively MERCOSUR). FTA negotiations are expected to be initiated in the near future with the Democratic Republic of the Congo and Fiji (member of Pacific Islands Forum).
     In addition, efforts to start negotiations with Azerbaijan, Mexico, Algeria, SACU (Southern Africa Customs Union: South Africa, Lesotho, Namibia, Botswana, and Swaziland), Ecuador, Peru, Colombia, CARICOM (The Caribbean Community — Antigua and Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Haiti, Jamaica, Montserrat, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and Grenadines, Surinam, Trinidad and Tobago, and Dominican Republic) (exploratory), ASEAN countries (Thailand, Singapore, Philippines, Brunei, Cambodia, Laos, and Myanmar), Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama), African Countries (Ivory Coast, Ghana, Zimbabwe, Mozambique, EAC (East African States) Tanzania, Kenya, Uganda, Rwanda, Burundi), Angola, Madagascar, and Comoro Islands), Senegal, Mali, Equatorial Guinea, Sudan, Pacific Islands Forum (Australia, Cook Islands, Federated States of Micronesia, Kiribati, Nauru, New Zealand, Niue, Palau, Papua New Guinea, Republic of Marshall Islands, Samoa, Solomon Islands, Tonga, Tuvalu, and Vanuatu) are still continuing.
     With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki in December 1999, Turkey was given candidate status. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey, which was issued on November 8, 2000, and was formally approved by the Council on February 26, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised three times on May 19, 2003, January 23, 2006 and February 18, 2008. Accordingly, Turkey’s National Program was revised in 2003 and 2008. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.
     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey and the decision taken at the 2002 Copenhagen European Council, the EU decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Since 2007, financial assistance to Turkey has been financed under the budget heading of “Instrument for Pre-Accession Assistance-IPA”.
     Having been declared a candidate country, Turkey started to receive financial assistance under the budget heading of “pre-accession financial assistance to Turkey” and the total amount of the assistance between 2002-2006 was approximately €1.3 billion. Starting in 2007, Turkey, along with other candidate and potential candidate countries, became the beneficiary of pre-accession assistance from the IPA. The annual allocation for the first four years is €497, €538, €566 and €653 million for the years 2007, 2008, 2009 and 2010. The allocation for the years 2011-2013 will be decided at a later stage.
     Turkey has undergone a period of major reforms and transformation since 1999. Between February 2002 and July 2004, eight harmonization packages were enacted. The Constitution of Turkey has been amended twice, revising nearly 1/3 of the articles of the Constitution. The amendments cover a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The

Constitutional amendments have been followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.
     On February 20, 2008, the Assembly re-approved the Foundations Law (Law No. 5555). The new law (Law No. 5737) was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800). This Law allows foreigners to establish new foundations in Turkey on the principle of legal and actual reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority.
     The government launched a “national unity and brotherhood project”, publicly known as the “democratic initiative” in order to promote higher democratic standards in Turkey. On November 13, 2009, the government announced these measures including, among others, removing a prohibition on the use of languages other than Turkish in “social and religious” services, allowing political campaigns in languages other than Turkish, restoring former Kurdish names of settlements and geographical places. Moreover, as part of the democratization process, independent bodies related to human rights, the prevention of torture and monitoring complaints regarding security forces will be established to promote and ensure human rights.
     On March 3, 2010, the Assembly approved a law (Law No. 5955) which amends the referendum process for constitutional amendments. According to Law No. 5955, a referendum for a constitutional amendment may be held within 60 days after such amendment is published in the Official Gazette (previously this time period was 120 days). Such amendment was published in the Official Gazette on March 9, 2010 (No. 27516).
     Within the framework of the reform process, the Ninth Harmonization Package was introduced on April 12, 2006. The harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as international conventions on human rights and fundamental freedoms. The draft laws within the Ninth Reform Package were the Law on Ombudsman, the Law on Court of Audit, the Law amending the Law on Private Education Institutions, the Law on Foundations, and the Law on Settlement. The international conventions to be adopted in the context of the Package were namely: the UN Convention on Fight against Corruption; Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention; and the Revised European Social Charter and the Protocol amending the European Social Charter. A majority of the issues contained in the Ninth Reform Package have already been realized.
     Amendments to the following laws have been adopted and put into force within the framework of the Package Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts. Turkey has also been party to the UN Convention against Corruption; Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention; the Revised European Social Charter; and the Protocol amending the European Social Charter.
     In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded tangible results. Because of the banking sector restructuring following the 2001 crisis, Turkey’s financial system has had fewer difficulties emerging from the current global economic crisis. Turkey did, on the other hand, feel the negative effects of the global crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, the economy’s resistance to negative externalities has increased, giving Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.
     In December 2004, following the European Union’s decision to start accession negotiations with Turkey, on October 3, 2005, the Turkish Government confirmed that it was ready to sign the Protocol on the adaptation of the 1963 Ankara Agreement extending it to all the members of the Union prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Protocol was signed on July 29, 2005, on which occasion Turkey also issued a declaration to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new partnership State which would emerge following a comprehensive settlement in Cyprus.
     The Commission’s framework for accession negotiations, setting out the method and the guiding principles of the negotiations, in line with the December 2004 European Council conclusions was adopted by the EU

Council of Ministers on October 3, 2005. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. Simultaneously, eight sub-committees which were formed according to the Acquis chapters periodically convene to review the developments that Turkey has achieved in related areas.
     So far 13 chapters have been opened to negotiations. On June 12, 2006, negotiations on Chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference. On March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) were opened, on December 21, 2009, negotiations on the “Environment” (Chapter 27) were opened and on June 30, 2010, negotiations on the “Food Safety, Veterinary, Phytosanitary Policy” (Chapter 12) were opened.
     On December 11, 2006, the EU General Affairs and External Relations Council (“GAERC”), in line with the Commission’s recommendation, decided that negotiations would not be opened on eight chapters before Turkey fulfilled its commitments related to the Additional Protocol.
     The European Commission issued the 2008 Progress Report on Turkey on November 6, 2008. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that regarding the economic and social conditions of the East and Southeast regions of the country the Government pledged to allocate total funding equivalent to €14 billion to complete the ongoing South-East Anatolia Project (GAP) between 2008 and 2012, thus increasing the originally planned spending on the project by €10.2 billion. On the Cyprus issue, the Progress Report claims that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to “fully implement” the Additional Protocol to the Ankara Agreement and to make progress to “normalize bilateral relations” with the Greek Cypriot Administration.
     As for the Cyprus settlement and Turkey’s EU accession process, these are two separate issues. Concerning the Additional Protocol to the Ankara Agreement, in practice there is no impediment for free circulation of products from all EU members within the framework of Turkey-EU Customs Union Agreement. Statistics show there is circulation of products from all EU members. Furthermore, Turkey supports the removal of all restrictions related to the Island. Turkey’s Action Plan dated January 24, 2006 recommends a simultaneous lifting of restrictions by all relevant parties remains a valid proposal (Published as UN Document S/2006/48). The European Council decided, on April 26, 2004, to stop the economic isolation of the Turkish Cypriots. There were no conditions attached to this decision. For this purpose, the Commission prepared a Direct Trade Regulation and a Financial Aid Regulation. However, the Direct Trade Regulation has not been adopted so far by the Greek Cypriot Administration. The adoption of the Direct Trade Regulation may help motivate the Greek Cypriot Administration to settlement. On the other hand, the impact of the Direct Trade Regulation, if accepted, would be limited to returning to a pre-1994 status when Turkish Cypriots had preferential trade with the EU (As is known, ECJ’s Cypfruvex Judgment ended the direct trade of Turkish Cypriots with the European Union in 1994).
     With regard to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. With regards financial assistance, approximately €540 million have been earmarked for Turkey from the Instrument for Pre-accession Assistance (IPA) in 2008.
     The European Commission also issued the “Enlargement Strategy and Main Challenges 2008-2009” at the same time as the 2008 Progress report and stated that “Turkey’s strategic importance to the EU has further increased in key areas such as energy security, conflict prevention and resolution and regional security in the Southern Caucasus and the Middle East. Turkey’s engagement with the EU, through the negotiations and related reforms which are underway, makes it a stronger force for stability in a region facing many challenges.”
     The Enlargement Strategy also stated the following: “It is essential that the European Union honors its commitments and keeps the negotiation process on track and that chapters are opened as soon as the technical conditions are met, in line with the Negotiating Framework of 2005 and the Council Decision of December 11, 2006.”

     On August 18, 2008, it was announced that the process for the preparation of the Third National Program of Turkey for the Adoption of the EU Acquis Communautaire had been commenced. The National Program, which outlines the proposed Government actions over the next four years and includes a number of legislative and regulatory changes, including constitutional amendments, which aims to put the Republic closer to harmonizing its laws with those of the European Union was published on December 31, 2008, in the Official Gazette (No. 27097).
     On February 19, 2009, the European Court of Justice confirmed in its Soysal and Savatlı Decision that the international agreements concluded by the European Economic Community are superior to the secondary and national legislation of the EU. In this context, the court decision ruled that Article 41 (1) of the Additional Protocol prohibits the introduction by the Member States of a visa requirement for the Turkish citizens who provide services, if a visa was not a requirement at the time of adoption of the Additional Protocol.
     Referring to its status as a negotiating country and having entered into the Customs Union with the EU, Turkey kept up its efforts in 2009 for obtaining the right of visa-free travel in EU member states for Turkish citizens.
     In July 2009, a widespread public debate started on the comprehensive democratic opening process coordinated by the Minister of Interior. The process aimed at raising the democratic standards in Turkey for all citizens in an embracing manner, irrespective of their ethnic origin, beliefs, gender or political preferences.
     The twelfth of the EU Commission’s Regular Progress Reports on Turkey, prepared annually since 1998, as well as the Enlargement Strategy Paper outlining expectations regarding the future were published on October 14, 2009. Among its conclusions, the Progress report notes that Turkey continues to sufficiently fulfill the political criteria, and has made further progress during the last year, notably as regards the reform of the judiciary, civil-military relations, and cultural rights. The Progress Report points out that the Republic has given higher priority to preparations for EU accession, through the appointment of Mr. Egemen Bağış as a full-time Chief Negotiator with the status of State Minister and the approval of the National Programme for the Adoption of the acquis. The 2009 Progress Report noted that the Reform Monitoring Group which met every two months provided strong support to the reform process. The enactment of the law giving the European Union Secretariat General wider responsibilities was welcomed in the Report. However, significant efforts are still required in areas related to the political criteria, including freedom of expression and of the press, freedom of religion, fight against torture and ill-treatment. The Progress Report notes that Turkish economy, including the financial sector, has shown resilience despite the difficult international economic environment. However, the increase in public spending to address the economic crisis may bring negative consequences on macroeconomic stability. Turkey’s overall level of alignment is advanced in areas such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research, energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs, social policies. The Progress Report notes that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.
     While suggesting that the pace of reforms had to be stepped up, the Progress Report acknowledged that improvements were made with regard to cultural rights, including starting the operation of TRT-6, broadcasting in Kurdish 24 hours a day and radio broadcasting in Armenian. Establishment of the Parliamentary Committee on Equal Opportunities for Men and Women, the new Judicial Reform Strategy and ratification of the UN Convention on the Rights of Persons with Disabilities were counted among the areas that Turkey achieved progress. The report further noted that although more efforts are needed to be made, there is an atmosphere of an increasingly open and free debate in Turkish society.
     The Enlargement Strategy stated that Turkey plays a key role in regional security, energy supply and the promotion of dialogue between civilizations and Turkey has taken initiative to contribute to stabilization in the Southern Caucasus, the Middle East and other regions and has made significant efforts to normalize relations with Armenia, resulting in the signing of protocols for the normalization of relations within these regions.
FOREIGN RELATIONS
     Turkey, as a country located between the Balkans, the Caucasus and the Middle East at the convergence of Europe, Africa and Asia, and the Black Sea, Caspian and Eastern Mediterranean basins, has played and continues to play a key role in the peaceful resolution of conflicts in the region.
     The Balkans as a region has played a significant role in European and world history. This strategically sensitive region is Turkey’s gateway to continental Europe. Due to important historical and cultural ties that exist between the peoples of Turkey and the Balkan countries, Turkey regards itself as an integral part of the region.
     Turkey has consistently advocated for peace and stability in the region’s integration with the Euro-Atlantic structures.
     Turkey has played a leading role in launching major initiatives such as the South-eastern European Cooperation Process (SEECP), the only major initiative starting from within the region, and the Multinational Peace Force Southeast Europe (MPFSEE)/South-eastern Europe Brigade (SEEBRIG). Turkey also plays an active role in the South-eastern Europe Defence Ministerial (SEDM) process. Turkey continues to be active within the Southeast European Cooperative Initiative (SECI) as well.

     Recently, Turkey was the Chairmanship-in-Office of the SEECP for the term 2009-2010. By offering a qualitatively and quantitatively rich program of events and facilitating frequent high level visits, Turkey availed itself of its SEECP Chair to increase the region’s profile substantially on the international scene.
     Turkey’s efforts towards stability in the Balkans were enhanced by the latest initiatives taken by Foreign Minister Davutoğlu in order to establish trilateral consultation processes with Turkey-Bosnia-Herzegovina-Serbia and Turkey-Bosnia-Herzegovina-Croatia. The Foreign Ministers regularly meet, develop confidence-building measures and follow up their implementation. The Turkey-Bosnia-Herzegovina-Serbia consultation process has recently been furthered by the Trilateral Balkan Summit among Presidents Gül, Silajdziç and Tadiç which was held on April 24, 2010 in Istanbul. The goal of this process is to achieve full normalization of relations in the Balkans.
     Peace, stability and cooperation in the neighboring Caucasus are vitally important for Turkey. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation between all states of the region.
     Turkey therefore makes every effort to contribute to the resolution of existing conflicts and easing of overall tension in the area, as well as promoting closer interaction and integration of the countries of the region with the world, in particular with the Euro-Atlantic community.
     The conflicts in the South Caucasus, namely Nagorno Karabakh, Abkhazia and South Ossetia, remain to be the major obstacles to lasting peace and stability. Peaceful settlement of these conflicts will contribute to the political stability of the countries and the development of national economies and will open prospects for regional cooperation.
     As a means to resolve regional problems through dialogue between the countries of the region, Turkey raised the idea of founding the Caucasus Stability and Cooperation Platform in August 2008. Five countries, namely the Russian Federation, Azerbaijan, Georgia, Armenia and Turkey are taking part in this initiative and talks on the formation of the platform are continuing.
     Likewise, Turkey has also taken steps in order to normalize its relations with Armenia. These steps aim to achieve not only sustainable reconciliation between Turkish and Armenian peoples but also to contribute to the establishment of peace and stability in the entire South Caucasus region.
     Turkey is geographically located in close proximity to 70% of the world’s proven energy reserves, in particular those in the Middle East and the Caspian basin. Thus it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.
     The first leg of the East-West Energy Corridor, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline (BTC Pipeline) became operational in June 2006. The BTC Pipeline is not only safely transporting Caspian oil to Western markets, but also contributing to the safety of navigation, conservation of the environment and the security of the 12.5 million inhabitants of Istanbul, by placing less of a burden on the Turkish Straits, currently highly congested due to the heavy volume of oil tanker and hazardous cargo passage. As of November 2008, Kazakh oil has also started to flow through the BTC pipeline. The other component of the East-West Energy Corridor is the Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline, which became operational in July 2007. Works are also underway to import Turkmen natural gas and at a later stage Kazakh natural gas.
     Within the scope of the East-West axis, the Southern Gas Corridor, including the Turkish-Greek-Italy Gas Interconnector, the Nabucco Natural Gas Pipeline and the Trans-Adriatic Pipeline projects were developed.
     The Turkish-Greek Gas Interconnector became operational on November 18, 2007. Consequently, Azeri gas has been able to reach Southeastern Europe through an alternative route. Further efforts are also underway to construct the main component of the Southern Corridor, namely Nabucco Pipeline Project, which envisages the transportation of natural gas via Turkey through Bulgaria, Romania and Hungary to Austria. The Nabucco Inter-Governmental Agreement was signed on July 13, 2009 in Ankara by the Heads of Government of Turkey, Austria, Bulgaria, Hungary and Romania. The Agreement will enter into force on August 1, 2010. The parties are now in the process of concluding their respective Project Support Agreements. The realization of Nabucco Natural Gas Pipeline Project will contribute to both Turkey’s and Europe’s energy supply security.

     Other projects include the Samsun-Ceyhan By-Pass Oil Pipeline Project, the Blue Stream II Natural Gas Pipeline and the Turkey-Israel Energy Corridor on the North-South axis. Heavy tanker traffic in the Turkish Straits causes serious concern and Turkey believes that the solution lies in the by-pass pipelines. Among the by-pass options, the Samsun-Ceyhan By-Pass Oil Pipeline Project is considered an economically viable as well as environmentally sustainable project. During the visit of the Prime Minister of the Russian Federation to Turkey in August 2009, Russia agreed to take part in this project. Moreover, during the visit in mid-May 2010 by Mr. Medvedev, President of the Russian Federation, a Memorandum of Understanding on the cooperation for the safe transportation of oil from the Black Sea region based on the priority of the Samsun Ceyhan crude oil pipeline project was signed by both countries’ Energy Ministers. With this MoU, Russia confirmed its interest for participation in the Samsun Ceyhan project. The MoU also provides that an Intergovernmental Agreement on the project will be signed in order to facilitate the realization of the Samsun-Ceyhan Crude Oil Pipeline Project.
     Turkey is also interested in the development of Iraqi natural gas reserves. Iraqi natural gas could easily be connected to the Turkish national grid through a pipeline to be constructed parallel to the Kirkuk-Ceyhan oil pipeline using the right of way of the latter.
     The Arab Natural Gas Pipeline which will carry Egyptian gas through Jordan and Syria to Turkey will contribute to the energy supply security of Turkey and Europe. The pipeline will become fully operational once the Turkish-Syrian gas network connection is completed. Moreover, discussions are also underway to realize a pipeline project, which would transport Qatari natural gas to Turkey and other countries.
     In line with its energy security strategy, Turkey is also striving to increase the share of renewable sources, including nuclear energy, in its energy basket. To this end, on May 12, 2010, an agreement on cooperation in relation to the construction and operation of a nuclear power plant in Akkuyu, Turkey was signed by the Republic’s Minister of Energy and Natural Resources and the Russian Deputy Prime Minister Sechin. With this agreement, a nuclear power plant composed of 4 reactors, each with 1200 MW installed capacity, will be constructed at the Akkuyu site.
     Following the dialogue and cooperation process, initiated between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic during the past decades. The conclusion of more than 30 bilateral agreements/protocols/MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures (CBM) have been adopted while 43 rounds of exploratory meetings were held regarding the Aegean issues.
     Throughout 2009 and 2010, Turkey and Greece have furthered their efforts in order to improve bilateral relations. After assuming office, Prime Minister Papandreu paid his first visit abroad to İstanbul in October 2009, for the Informal Meeting of the SEECP Ministers of Foreign Affairs. Later, an exchange of letters initiated by Prime Minister Erdoğan has reflected the common will of both political leaders to further developing relations on a more constructive basis.
     During Prime Minister Erdoğan’s Athens visit on May 14-15 2010, the High Level Cooperation Council (HLCC) held its first meeting and 22 documents were concluded in various fields, on top of the abovementioned agreements/protocols/MoUs signed as a result of the dialogue and cooperation process. The establishment of this mechanism signals the beginning of a more structured and institutionalized phase in Turkish-Greek relations, which will enable Turkey and Greece to upgrade the level of relations from rapprochement to partnership. In order to maximize cooperation, the Council will convene at least once a year alternately in Greece and Turkey under the co-chairmanships of the two Prime Ministers. The HLCC model in essence aims to bring together all relevant Ministers from both countries in the form of a joint cabinet meeting, in order to raise their issues and develop a joint vision regarding such issues, under the guidance of the two Prime Ministers.
     The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece reached $2.76 billion in 2009, compared to $1.85 billion in 2005. The Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated on February 2009. Permission has been recently granted by Greek authorities for a third branch in Xanthi. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, has soared to approximately

$6 billion in the beginning of 2009, while the number of Greek companies in Turkey reached 390. In 2009, Turkey was the destination of choice for more than 600,000 Greek tourists, while nearly 200,000 Turkish tourists visited Greece.
     Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavour is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is in fact the very first alternate route to provide Europe with natural gas from the Caspian Basin.
     Turkey hopes that the improvement in bilateral relations will continue in the period ahead, within the framework of a partnership, allowing for the settlement of all issues, and resulting in a climate of habitual cooperation beneficial to the two countries as well as peace, stability and security in the region as a whole.
     As for the Cyprus issue, Turkey supports the UN Secretary General’s good offices mission, with a view to finding a lasting and comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state.
     Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.
     In 1963 the Greek Cypriots expelled Turkish Cypriots from the partnership state organs and institutions as well as from their homes, in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 and has been going on since then.
     From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves representing 3% of the Island, under frequent attacks organized by the Greek Cypriot side. When this culminated with a Coup d’Etat in 1974, which was aimed at annexing the Cyprus island with Greece, Turkey as a guarantor power was left with no other option but to exercise its Treaty rights.
     In the past forty years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992 and the package of Confidence Building Measures of 1994.
     The political resolve demonstrated by the Turkish side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties on the Island with a view to reaching a comprehensive settlement in this long pending issue.
     The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise. The Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots accepted the Annan Plan with the encouragement of Turkey. However, the Greek Cypriots rejected the Plan with a ‘No’ vote of 76%.
     Turkey and the Turkish Cypriots took yet another initiative on Cyprus in January 2006 and proposed an “Action Plan” for the removal of all restrictions related to the Island. The Action Plan of January 24, 2006, which envisaged a simultaneous lifting of restrictions by all relevant parties, is still on the table (Published as UN Document S/2006/48).
     The consistent efforts of Turkey and the Turkish Cypriots finally bore fruit against the background of a change of leadership in the South. A new process started in Cyprus following the meeting of the two leaders on the Island, the TRNC President Mr. Talat and Mr. Christofias on March 21, 2008.

     On May 23, 2008, Mr. Talat and Mr. Christofias stated that they had “reaffirmed their commitment to a bi-zonal, bi-communal federation with political equality, as defined by relevant Security Council resolutions.” They agreed that “this partnership will have a Federal Government with a single international personality, as well as a Turkish Cypriot Constituent State and a Greek Cypriot Constituent State, which will be of equal status.” The two leaders met on July 1, 2008 on issues of single sovereignty and citizenship, agreed in principle, and decided to discuss the details of their implementation during the full-fledged negotiations. On July 25, 2008 they stated that “the aim of the full-fledged negotiations is to find a mutually acceptable solution to the Cyprus problem which will safeguard the fundamental and legitimate rights and interests of Greek Cypriots and Turkish Cypriots. The agreed solution will be put to separate simultaneous referenda.”
     The negotiations between the two leaders for a comprehensive settlement of the Cyprus issue began on September 3, 2008. With the presence of the Special Advisor to the UN Secretary-General (“UNSG”) Alexander Downer, the leaders met 71 times until March 30, 2010, when the negotiations were paused due to the TRNC Presidential Elections.
     The new TRNC President Mr. Eroğlu committed to continue the negotiations where they had been left off. President Eroğlu confirmed his stance in his letter to the UNSG on April 23, 2010 clarifying once more and in detail that the Turkish Cypriots are in full cooperation with the UN.
     The negotiations resumed on May 26, 2010, between the Turkish Cypriots and Greek Cypriots. The two leaders continue to meet regularly. The UNSG set the end of 2010 as the target date for reaching a conclusion in his report dated May 11, 2010. The UNSG also expressed in his report that a solution is within reach but more time is needed to reach a settlement, emphasizing his determination to closely monitor the process ahead and make an assessment of the situation in a good offices mission report in November.
     The Turkish Cypriots’ determination for a settlement before the end of 2010 has also been confirmed by the UNSG’s Special Advisor Mr. Downer.
     Turkey as a guarantor power has given its full support to the constructive efforts of the Turkish Cypriots in the ongoing UN negotiating process for the establishment of a new Partnership in Cyprus, that will emerge following the comprehensive settlement which will bring peace and stability to the Eastern Mediterranean. The parameters of a settlement have been established throughout decades-long UN negotiations and culminated in the UN Comprehensive Settlement Plan of 2004. These provided necessary material for the achievement of the settlement on which a new state of affairs can be created in Cyprus and guaranteed according to the 1960 treaties.
     During the two years of the ongoing UN negotiations, the Turkish Cypriots have conducted the process in a diplomatic manner, with constructive proposals in the framework of the established UN parameters, which have been confirmed by the UN.
     While supporting the process, Turkey is of the view that both sides should remain unswervingly committed to the goal of a comprehensive settlement and stand ready to take the necessary steps in this direction. Turkey hopes that this positive stance of the Turkish Cypriot people will also be reciprocated by the Greek Cypriots and supported by the international community.
     The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UN Secretary-General in his Report of May 28, 2004 towards putting an end to the isolation of the Turkish Cypriots.
     Turkey enjoys close economic, political and cultural relations with the countries in the Middle East. Total trade volume between Turkey and Egypt, Jordan, Iraq, Israel, Syria, and the Gulf Cooperation Council countries has been increasing annually, and increased Turkish investment and construction activities by Turkish companies in the region enable this trend to continue.
     Turkey has actively supported the Middle East Peace Process since its inception and enjoys good relations with all the countries in the region. Turkey’s deep-rooted and historical relations with Israel have been conducted with a view to enhance peace and stability in the region. The FTA enacted between Turkey and Israel has provided an appropriate basis to increase the bilateral trade volume throughout the last years, reaching $3.4 billion in 2008 and $2.6 billion in 2009 despite the negative effects of the global economic crisis. Turkey also assists the Palestinian people in various forms. In this regard, Turkey’s direct and indirect aid to Palestine amounted to approximately $70 million as of 2009. At the Palestinian Donor Conference held in Paris, Turkey pledged $150 million on a project-by-project basis for a duration of three years in the capacity-building sector to contribute to the vision set out in the Reform and Development Program of the Palestinian National Authority. In addition to Turkey’s contributions both in kind and in the form of financial contributions for the goal of rebuilding Gaza, in response to calls from the International Conference held in Sharm El Sheikh, Turkey has pledged an additional $50 million. This money will also be allocated for reconstruction projects and humanitarian assistance once conditions become conducive for such projects in the region. Turkey has recently provided $10 million of direct assistance to the budget of the Palestinian National Authority.
     Turkey has participated in the Temporary International Presence in Hebron since its inception at the request of both Israeli and Palestinian sides. Furthermore, a tripartite business forum called Ankara Forum was established upon the initiative of the Turkish private sector, with the participation of its Israeli and the Palestinian counterparts. The Forum has been energetically pursuing the aim of creating Industrial Zones in Palestine, so that it can generate employment in Palestine and serve as a confidence-building measure in the economic realm.
     In recent years, relations between Turkey and Syria have also improved significantly. Mutual contacts in the recent period at both technical and political level, together with the implementation of a FTA since January 1, 2007, have helped revitalize bilateral cooperation. Trade volume between Turkey and Syria reached $1.75 billion in 2009.
     Turkey has a vision for the Middle East which is based on its experience in democratization, the rule of law, economic liberalization, integration and regional cooperation. Turkey places particular emphasis on such key concepts as political and economic participation, democratization, good governance, accountability and gender equality, as well as non proliferation and transparency in military affairs. This vision also offers to share Turkey’s valuable and unique experience of decades long participation and leadership in the Europe-wide processes, as well as sub-regional fora in the Balkans and the Black Sea area. Turkey has long been a strong advocate of positive change in its region and supports the local initiatives of the regional countries in their home-grown labors for reform. Turkey both encourages and assists the ongoing local efforts to this end which offer promise for the improvement of political, social and economic conditions in the region.
     Turkey has been actively contributing to efforts of the international community to achieve peace in the Middle East. With the conviction that a permanent and comprehensive peace can be attained and maintained only by concluding agreements in all tracks of the peace process, Turkey conducted indirect talks between Syria and Israel, in which remarkable progress towards engaging in direct negotiations had been made, until it was disrupted by the Gaza crisis in December 2008.
     Turkey also contributed to the national reconciliation process in Lebanon and supported Saad Hariri’s efforts for the formation of a national unity government after the June 7, 2009 elections, for which it sent monitors upon the request of the Lebanese government. Turkey also supported Mr. Hariri’s efforts to form a government in order to achieve stability in the country. Turkey will maintain its contributions to Lebanon’s stability and security through its presence in the United Nations Interim Force in Lebanon and to Lebanon’s development and welfare of its people through reconstruction projects.
     Turkey has welcomed the commencement of proximity talks between the Israelis and Palestinians and earnestly hopes tangible results will be achieved throughout these talks to prepare the foundation to re-launch negotiations to reach a final settlement in the Middle East without further delay.
     Turkey’s involvement in the Middle East both in the search of a just, comprehensive and lasting peace, and to further bolster the already significant political and trade relations with the countries in the region can be observed through the establishment of the High Level Strategic Dialogue mechanism between Turkey and the Gulf Cooperation Council in September 2008, and the Turkish-Arab Forum between Turkey and the Arab League in October 2007.
     Turkey’s relationship with Iran is an asset not only for Turkey but also for the international community. Turkey is confident that a diplomatic solution to Iran’s nuclear issue is achievable and necessary and given the already volatile situation in the region, diplomacy offers the only viable avenue for a lasting solution. The Joint Declaration that Turkey, Iran and Brazil signed in Tehran on May 17, 2010 is a major and encouraging step forward that could pave the way for the peaceful resolution to Iran’s nuclear issue. Turkey’s position is not to unconditionally support Iran’s nuclear program but to promote a peaceful resolution to this sensitive issue.

     Turkey and the United States have been close allies and partners for more than fifty years. During the Cold War, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post-Cold War era, the relations between Turkey and the U.S. have been diversified and further enhanced in the pursuit of common interests based on shared values such as democracy, the rule of law and respect for human rights as well as the desire to promote peace, stability and prosperity around the globe.
     Today, Turkey and the U.S. cooperate on a wide range of issues such as Iraq, Afghanistan, Pakistan, Iran’s nuclear program, the Middle East, the Balkans, the Caucasus, Central Asia, and the Eastern Mediterranean. The two countries continue to work together to combat terrorism, proliferation of weapons of mass destruction, illegal drug trafficking and other forms of organized transnational crime, to ensure energy supply security and as members of the G-20 to tackle the global financial crisis.
     The “Shared Vision and Structured Dialogue to Advance the Turkish-American Strategic Partnership” document concluded on July 5, 2006 continues to provide an overall strategic vision and a structured framework aimed at enhancing cooperation not only at a bilateral level but on regional and international issues as well. This document was reaffirmed during U.S. Secretary of State Clinton’s visit to Turkey in March 2009.
     U.S. Secretary Clinton’s above-mentioned visit, followed by the first official bilateral overseas trip of U.S. President Obama to Turkey in April 2009 and the visit of Prime Minister Erdoğan to Washington in December 2009 brought about a fresh impetus in Turkey-U.S. relations. These high level visits reaffirmed that Turkey and the U.S. share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century. During his visit, U.S. President Obama introduced the term “Model Partnership” to define Turkey-U.S. relations, which reflects the uniqueness, the depth and the multi-faceted nature of the cooperation between the two countries. Turkish and U.S. foreign policy priorities on a wide range of issues of the international agenda largely overlap and Turkey-U.S. cooperation makes a significant contribution to the efforts aimed at achieving global and regional peace, stability and prosperity.
     The U.S. is one of the major trade partners of Turkey. The trade volume between Turkey and the United States was 11.8 billion U.S. Dollars in 2009 (export: 3.2 billion U.S. Dollars, import: 8.6 million U.S. Dollars). The trade volume with the U.S. in 2008 was 16.2 billion USD. The bilateral trade in 2009 was affected by the global economic crisis.
     During Prime Minister Erdoğan’s visit to Washington in December 2009, a new mechanism called the “Framework for Strategic Economic and Commercial Cooperation” (FSECC) was launched with a view to bringing the economic, trade and investment relations between the two countries to a level commensurate with their political and defense cooperation. Accordingly, Deputy Prime Minister Ali Babacan and Minister of State Mr. Zafer Çağlayan, together with U.S. Secretary of Commerce Mr. Locke and U.S. Trade Representative Ambassador Kirk, have been entrusted with a mandate to coordinate bilateral endeavors for enhancing the economic interaction and commercial ties between Turkey and the U.S.
     The Economic Partnership Commission which is one of the major existing mechanisms in Turkey-U.S. economic cooperation held its Fifth Meeting on June 7-8, 2010 in Istanbul and Ankara. The Trade and Investment Framework Agreement Council (TIFA) is scheduled to be held in July in Washington and the First Ministerial Meeting of FSECC is scheduled to be held in October in Washington.
     Iraq’s recent history with wars, military interventions and sanctions has had widespread effects on the regional and global security and economic landscape. Turkey has suffered from these events in Iraq.
     Turkey sincerely hopes to see a secure, stable, territorially integral, politically united, prosperous and democratic Iraq, at peace with itself and the international community. Over the past seven years Turkey’s policy towards Iraq has been driven by the need to establish a stable and inclusive political and security environment which will help Iraq devote their energy to building a prosperous future.
     On October 17, 2007, the Parliament authorized the government to engage in possible cross-border military operations in northern Iraq for a one year period. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq, and the first operation was executed in December 1, 2007. Since November 2007, the Republic had executed a number of air strike operations in northen Iraq. On February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. Following the start of the new legislative year, on October 8, 2008, Parliament renewed the government’s authorization for possible cross-border military operations in northern Iraq for another one-year period, starting from October 17, 2008. On November 19, 2008, U.S., Iraqi and Turkish officials held three-way talks in Baghdad and agreed that their joints efforts should be more active in confronting terrorist organization the Kurdish Workers’ Party (the “PKK”).
     Given the critical nature of the historic March 7, 2010 legislative elections in Iraq, Turkey will continue to contribute to the stabilization, democratization and reconstruction efforts in Iraq. Therefore, Turkey actively contributes to the national reconciliation efforts in Iraq and encourages Iraqi political groups to resolve outstanding issues in the political process such as the formation of the prospective government, constitutional amendments, revenue sharing, hydrocarbon laws and the issue of disputed internal boundaries.
     Taking into account Iraq’s immense natural resources and its qualified human capital, Turkey works towards integrating Iraq into the international markets and enhancing its relations with the Western world. Moreover, Turkey holds the view that achieving a functioning market economy with the necessary legal framework would help Iraq reach its potential more effectively.
     In addition to strong cultural, social and historical ties, Turkey has substantial economic links with Iraq. Recently, in order to further improve the economic relations between Turkey and Iraq in a more structured fashion, “The High Level Strategic Cooperation Council” was established by the Prime Ministers of the two countries in 2009.
     The main purpose of the High Level Strategic Cooperation Council is to achieve economic integration between the two countries through a strategic vision which envisages joint projects on areas such as trade, energy, agriculture, security, health and water.
     The first ministerial meetings of The High Level Strategic Cooperation Council were held in Istanbul on September 17-18, 2009 which was followed by Prime Minister Erdoğan’s visit to Baghdad in October 2009 accompanied by nine ministers to co-chair the First Joint Cabinet meeting of the Council. As a result of this historic event, both parties concluded 48 Memoranda of Understanding that aim to increase collaboration with Iraq on a wide range of issues.
     The High Level Strategic Cooperation Council presents a unique model of collaboration for the region which promotes economic prosperity and integration. Turkey has recently set up similar mechanisms with Syria, Greece, Italy, and the Russian Federation as well.
     Turkey regards energy as one of the key areas on which Turkey and Iraq can cooperate effectively. In cooperation with the Iraqi Government, Turkey endeavors to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the revenue sharing and hydrocarbon legislation proposed by the Iraqi Parliament.
     Turkey attaches significant importance to regional solidarity and cooperation among the regional countries on Iraq. In fact, Turkey initiated the Neighboring Countries of Iraq process in 2003 to give regional support to Iraq’s security and stabilization efforts. Although this process has stalled recently, Turkey believes that such regional support to Iraq is again relevant and important after the March 7th elections and maintaining this unique platform will serve Iraq’s as well as regional interests.
     An important factor in Turkish-Iraqi relations continues to be the presence of the Kurdish Workers Party (“PKK”) terrorist organization in Iraq. Turkey seeks more determined support and enhanced cooperation from Iraq in its battle against the PKK.
     The final status of Kirkuk occupies a significant place in Turkey’s policy towards Iraq. As a microcosm of Iraq, Kirkuk is key in Iraq’s peace and stability. Turkey believes that resolution of the Kirkuk issue necessitates the agreement of all the inhabitants of this city. Turkey also considers that granting a special status to Kirkuk, which will enable its people to jointly administer the city, is the best policy to resolve this issue.

     Turkey has traditional ties of close friendship with Afghanistan and deems it essential to uphold the sovereignty, independence, territorial integrity and national unity of Afghanistan.
     Turkey has participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2005). Turkey continues its active participation in ISAF by assuming the leadership of the Regional Command in Kabul for the second time from November 2009 to November 2010. Turkey’s military presence in Afghanistan has increased to around 1,800. Turkey’s contributions to the training and equipping of the Afghan National Army and the Police Force has also increased significantly in 2010. The value of Turkey’s military aid and donations has reached $100 million since 2001.
     Turkey’s development assistance project package to Afghanistan is the most comprehensive in the history of the Turkish Republic. Turkey is a large contributor to reconstruction efforts in Afghanistan on both a bilateral and multilateral basis, especially in the fields of health, education, agriculture, sanitation and infrastructure. Turkey’s capacity building efforts include the training of the Afghan National Security Forces in Afghanistan and Turkey.
     At the London Conference of 2006, Turkey pledged $100 million for the reconstruction of Afghanistan. An additional $100 million was pledged in the 2008 Paris Conference, raising Turkey’s development assistance to Afghanistan to $200 million. Turkey continues to use these funds to contribute to Afghanistan’s development. After the completion of the ongoing projects, half of the value of Turkey’s total pledge will have been spent on reconstruction efforts.
     Turkey has built, equipped or repaired 17 health centers in Afghanistan. Over one million Afghans have received medical treatment in these health centers. Currently two hospitals and four clinics are operated by Turkey. A vocational health school is planned to be constructed and operated in Jawzjan province in 2011. Nine fully-equipped ambulances have been recently donated.
     The Turkey-led Kabul Regional Command regularly conducts CIMIC activities, which include extending medical services and donations in its area of responsibility (AOR). The Turkish military contingent has thus provided health services to over one million Afghans. 358 Afghan military personnel or their family members have received health treatment at hospitals in Turkey. Annually, 200 Afghan civilian patients are offered free medical treatment in Turkey. 25 Afghan National Army veterans severely injured during military operations have received treatment and rehabilitation at the specialized military hospitals in Turkey.
     In support of education in Afghanistan, Turkey built/repaired and furnished 68 elementary and secondary schools with 466 classrooms in various provinces of the country. Approximately 65,000 Afghan students benefit from these facilities. The construction and furnishing of nine new schools are under way. The Turkish Ministry of National Education and the Ministry of Education of Afghanistan jointly operate a girls’ school in the Jowzjan province where Turkish and Afghan teachers provide education to approximately 460 students. A midwife education center has been established in Maymeneh (Faryab province) and a midwife training program was initiated in January 2010. Operating costs are met by the Turkish Government. A public education center has been constructed and furnished in Mazar-e Sharif. 1,211 higher education scholarships have been awarded to Afghan students through various government programs since 2003. Currently, 583 Afghan students benefit from these scholarships in Turkish universities. Since 2003, 208 scholarships (40 on vocational training) have been granted for theology faculties. Special vocational training courses are offered to Afghan women.
     As a further step in Turkey’s commitment to the reconstruction of Afghanistan, the Turkish Provincial Reconstruction Team (PRT) established in Wardak became operational in November 2006. The Turkish PRT carries out substantial projects in order to contribute to the economic development and reconstruction of the province as well as capacity building at the local level. A second Turkish PRT will enter service in 2010 in the city of Shibirgan and will operate in the Jowzjan and Sare Pol provinces.
     Encouraging regional cooperation not only constitutes a significant aspect of Turkey’s overall vision for South Asia, but it is also one of the pillars of its comprehensive strategy towards Afghanistan. The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved in time into a solid platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. It is supported by the “Istanbul Forum” which forms the private sector cooperation leg of the Process. Furthermore, Turkey took a bold step by bringing together Afghanistan and its neighbors at the “Summit of Friendship and Cooperation in the Heart of Asia” organized in Istanbul on January 26, 2010, in support of enhanced regional cooperation. Both the Trilateral and the regional processes have engendered further associated meetings and events which have helped to bring about a positive and cooperative climate between Afghanistan and its neighbors.
     In view of the growing economic and political significance of the Asia-Pacific region, Turkey has been implementing a new approach in its relations with the countries of the region, broadly referred to as “opening-up to the South Asian, Far Eastern and the Pacific countries” that has gained considerable pace and depth in recent years.
     The main elements of the approach include, among others, completion of the legal infrastructure for bilateral relations, adoption of joint action plans with concrete projects and establishment of consultation mechanisms. During the last decade, high level bilateral visits were intensified and the number of scholarships allocated to the countries within the region increased. Moreover, Turkish Airlines extended its destinations and flight frequencies in the region and TİKA (Turkish International Cooperation Agency) enhanced its development projects especially with regard to the Pacific Island countries.
     Bilateral relations with the G-20 members of the region, namely China, Australia, South Korea, Japan and Indonesia have increased both economically and politically. For example, China has become the third economic partner of Turkey. However, bilateral trade volumes with the countries of the region are targeted for expansion.
     Relations with the Pacific Island countries have also gained impetus in recent years. In this regard, the “Turkey-Pacific Island States Ministerial Conference” held in Istanbul in April 2008, constitutes a milestone, aiming to promote and deepen cooperation between Turkey and the Pacific Island States.
     Parallel to the efforts at the bilateral level, Turkey is also taking necessary steps to develop its ties with the regional organizations that are active in this part of the world, namely ASEAN (Association of Southeast Asian Nations) and PIF (Pacific Island Forum). Turkey’s application to accede to the ASEAN/Treaty and Amity Cooperation has been approved by all member countries and the accession is envisaged to take place in the coming months. Moreover, Turkey has also been accepted to participate in the Pacific Island Forum/Partners meeting as a first step for deeper relationship with the Pacific Islands countries.
     On the basis of an “African Outreach Program”, Turkey has been intensifying its economic and trade relations with African countries through new agreements, participation in African development projects and financial cooperation. In this spirit, Turkey became an observer country to the African Union in 2005. Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy and environment. The total trade volume between Turkey and African countries amounted to nearly $17 billion in 2009, despite the global economic crisis almost one-third of which is with Sub-Saharan African countries. The total amount of direct investments by more than 350 Turkish companies in Africa has reached $400 million. Turkish construction firms as of the end of 2009 have undertaken nearly $30 billion worth of projects, most of which are in various North African countries. Turkish Eximbank, under certain conditions, supports these projects with a special credit program directed towards Africa. Turkish Airlines is flying to Khartoum, Addis Ababa, Lagos, Johannesburg, Nairobi, Dakar, and most recently Dar es Salaam and Entebbe which is encouraging for the further development of economic and commercial relations between Turkey and African countries. TIKA (the Turkish International Cooperation Agency), the leading governmental agency in carrying out humanitarian and development aids abroad has opened offices in Addis Ababa, Khartoum, and recently in Dakar. Turkey’s technical preparations for the non-regional membership of Turkey to the African Development Bank (ADB) are under way. Turkey is working closely with the Organization of the Islamic Conference (OIC) and the Islamic Development Bank (IDB) with a view to diversifying international support for Africa. Both the OIC and the IDB have given full support to this strategy. Turkey signed a memorandum of understanding with the IDB in May 2006 to devise and implement various social and economic projects in Africa and to support the financing of such projects to be undertaken by Turkish investors. Turkey organized the first Turkey-Africa Cooperation Summit on August 18-21, 2008, with high level participation from 49 African countries, to crown a long term Turkish action plan for Africa which also includes a follow-up mechanism. Turkey also intends to work closely with intra-continental and regional organizations such as the New Partnership for Africa’s Development, EAC etc.
     Turkey has been implementing an Action Plan for Latin America in order to foster closer relations with the Latin American and Caribbean states. In the preparation of this plan, special emphasis has been placed on developing economic and trade relations as well as enhancing political dialogue and diversifying cultural and consular relations with the countries in the region.

     This Action Plan, which has been implemented in close collaboration with the relevant public institutions and private organizations is regularly revised and updated in light of changes in economic and political conditions as well as results achieved.
     In implementing this plan, Turkey has concluded several bilateral agreements with the countries of the Latin American region in preparation for the legal framework of its relations in various fields and managed to enhance political, economic and cultural ties as well as cooperation in defense. Relations with Brazil were elevated to strategic partnership. Turkey’s economic and trade relations with the countries of this region also displayed a remarkable increase and overall trade volume exceeded $3.7 billion in 2009. In this regard, Chile has become the first country in the region with which Turkey has concluded a Free Trade Agreement.
     In line with the Action Plan to foster multilateral relations with the countries in this hemisphere, Turkey has obtained permanent observer status at the Organization of American States and the Association of Caribbean States, two outstanding political and economic bodies in the region. Turkey also signed framework cooperation agreements with these organizations with a view to identifying concrete cooperation areas in the future. Since then, Turkey has been participating in the Annual General Assemblies of these two organizations and contributes financially to their activities, especially in the fight against terrorism and the establishment of disaster relief operations as well as cultural programs.
     Turkey is also in the process of establishing an organic relationship with CARICOM (Caribbean Community) and a consultation mechanism with MERCOSUR (Southern Common Market).
     As an important step in Turkey’s outreach policies towards Africa and Latin America, a program of opening new embassies in Africa and Latin America is well underway. Turkey presently has 20 Embassies and 2 Consulates General throughout the African continent. Recently 8 new Embassies have opened in Africa and 11 more diplomatic/consular representations (10 Embassies and 1 Consulate General) are to be opened, bringing the total number of representations in the continent to 33. Turkish Embassies in Colombia, Malta and Peru are now operational and so are Turkish Consulates General in Sao Paulo, Mumbai and Toronto. Furthermore, in Iraq, in addition to its Consulate General in Mosul, Turkey opened new offices in Basra and Erbil, respectively in 2009 and 2010. Turkey is also planning to open 9 new Consulates General, in the US, India, Azerbaijan, Kazakhstan and China.
ECONOMY
BACKGROUND
     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.
     Turkey’s real GDP annual growth rate averaged approximately 6.0% during the period from 2004 to 2008. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. According to new series M2/GDP rose from 2.66% in 2005 to 4.28% in 2008. In addition to this, with the help of a favorable external environment until the end of 2007, Turkey’s long-term gross external debt levels rose in absolute terms from $131.6 billion in 2005 to approximately $226.6 billion in 2008. This amount decreased to $218.6 billion in 2009 as Turkey’s total external borrowing was less than its total external debt payments in 2009. See “Debt-External Debt and Debt Management” for details.
     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the Republic consisting of the Commonwealth of Independent States (“CIS”) (Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan,

Uzbekistan and Ukraine). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.
     At the end of December 2005, a bird flu outbreak began in the eastern portion of Turkey and rapidly spread westward, affecting more than one-third of Turkey’s 81 provinces. The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the undersecretaries of the health and agriculture ministries, as part of Turkey’s efforts to deal with the outbreak. Turkey expects that these efforts will help reduce the number of new human cases of bird flu.
   Measures to Combat Current Financial Crisis
     The Republic has also taken measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155).
     A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund levied on consumer credits from 15% to 10% was also published in the same Official Gazette.
     A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). The content of this package was extended to include, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200)
     On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by the Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. In the Medium Term Program (defined below), the burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.6% of GDP in 2010.
GROSS DOMESTIC PRODUCT
Table No. 1

	Gross Domestic Product
	2005	2006	2007	2008	2009
At constant 1998 prices
GDP	90,499,731	96,738,320	101,254,625	101,921,730	97,087,661
Allocation of Domestic Demand
Total Fixed Investment	21,821,588	24,714,467	25,480,808	23,912,294	19,332,337
Public	3,074,058	3,154,521	3,352,767	3,780,105	3,695,215
Private	18,747,529	21,559,946	22,128,041	20,132,189	15,637,122
Total Consumption	72,554,092	76,256,229	80,548,496	80,502,661	79,686,899
Public	8,766,884	9,506,407	10,127,098	10,304,175	11,111,079
Private	63,787,207	66,749,821	70,421,398	70,198,486	68,575,820
GDP (at current prices)	648,932	758,391	843,178	950,534	953,974
Turkish Lira/US dollar (annual average)	1.348	1.441	1.300	1.281	1.545
GDP at current prices, millions of dollars)	481,497	526,429	648,754	742,094	617,611
Population (mid year, in thousands)	68,582	69,421	70,256	71,079	71,897
Per capita GDP (at current prices, in dollars)	7,021	7,583	9,234	10,440	8,590

Source: TURKSTAT, SPO
     The Turkish economy experienced robust growth between 2002 and 2007, before the negative effects of the global financial crisis weighed on Turkish industrial production. Economic growth was mainly driven by total consumption and fixed capital investments on the demand side as well as service and industrial sectors on the production side. Improved consumer and business confidence along with reduced interest and inflation rates reflected the sound macroeconomic fundamentals of this period. Also, strong growth rates, lower real interest rates and primary surpluses contributed to the reduction of the general government debt stock. However, during the 2002-2007 period current account deficits increased.
     In 2005, GDP increased by 8.4% which was above the program target level of 5%. Private sector fixed investments and consumption expenditures played an important role in growth, particularly 21.4% increase in machinery equipment investment and 7.6% increase in building construction. Similar to 2004, due to high domestic demand for imported goods and services, the contribution of net exports of goods and services was negative.
     In 2006, GDP increased by 6.9% which exceeded the program target level of 5%. Private sector fixed investments and exports of goods and services played an important role in this GDP growth, particularly the 12.2% increase in machinery equipment investment and 20.3% increase in building construction.
     In 2007, GDP growth lost its momentum as a result of severe weather conditions and drought in the agricultural sector. Agricultural value added decreased by 6.7% compared to 2006. Also, a decreasing growth rate in the manufacturing sector contributed to this slowdown. GDP increased by 4.7% at the year end of 2007 compared to 2006. In 2007, the agricultural sector’s share of GDP was 7.6%, compared with 8.3% in 2006, and the services sector was 72.4% of GDP in 2007, compared with 71.6% in 2006. GDP was TL843.2 billion (approximately $648.8 billion) in 2007 at current prices.
     On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures will no longer be published as of the third quarter of 2007. Despite the current liquidity and credit crisis affecting developed countries, the Turkish economy showed a strong growth of 7.0% in the first quarter of 2008. However, beginning in the second quarter of the year in which an increase in the interest and nominal exchange rates were seen, GDP growth decreased to its slowest pace from the first quarter of 2002. The decline in the agricultural sector was effective in this slowdown. Also, slowdown in the growth rate of the industrial production and construction sector contributed to this decrease in GDP growth. As a result of these developments, the Turkish economy in the last quarter of 2008 entered a four quarter long recession after 27 quarters of successive positive growth. At the end of 2008, as the negative effects of the current global financial crisis weighed more on both the global and the Turkish economy, GDP increased by 0.7% compared to 2007.
     The industrial sector, which includes mining, manufacturing and energy, accounted for 19.8% of GDP in 2008, compared with 20.0% in 2007. In 2008, the agricultural sector’s share of GDP was unchanged by 7.6% compared with 2007 and the services sector’s share was 72.6% of GDP in 2008 compared with 72.4% in 2007. GDP was TL 950.5 billion (approximately $742.1 billion) in 2008.
     In 2009, the negative effects of the global financial crisis was felt markedly on the Turkish economy as was the case for other advanced and emerging market economies. The global crisis affected the Turkish economy in four areas, namely i) trade, ii) external resources, iii) credit and iv) expectations. Uncertainty created by global financial crisis, an economic recession in the Republic’s important foreign trade partners, contraction in domestic and external financing facilities led to a deteriorating economy. The most drastic effect of the global crisis was realized in the first quarter of 2009, when the Turkish economy contracted by 14.5%. Although, contraction in the economic activity continued in the second and third quarters of 2009 over the same period of the previous year, the pace of economic contraction was lower. In order to lessen the adverse effects of global crisis on the economy, a series of expenditure and revenue measures have been in place starting from mid-2008. In addition to this, expansionary monetary policy by the Central Bank eased concerns in the financial markets. With the help of these policy measures and improving international risk perception, the economy grew by 6% in the last quarter of 2009. The Turkish economy displayed the most rapid recovery among OECD countries. With the strong growth rate in the last quarter, economic contraction in 2009 was realized as 4.7%.
     In 2009, while the agricultural sector value added increased by 3.6% annually, manufacturing and services sectors decreased by 6.9% and 5.0% respectively, compared to 2008. In 2009, the share of agriculture in GDP increased to 8.2% as its value added increased, while the industrial sector accounted for 18.8% of GDP in current prices compared to 19.8% in 2008. On the other hand, the services sector’s share rose by 0.3% and reached to 72.9% compared to 2008.
Table No. 2

	Gross Domestic Product
	GDP at		GDP at	Percentage	GDP at
	Current	Percentage	Current	change	Constant	Percentage
	prices	change	prices	from	prices	change
	(in millions	from prior	(in millions	prior year	(in millions	from prior
	of TL)	year (%)	of US$)	(%)	of TL)	year (%)
Years
2005	648,931,712	16.1	481,497	23.3	90,499,731	8.4
2006	758,390,785	16.9	526,429	9.3	96,738,320	6.9
2007	843,178,421	11.2	648,754	23.2	101,254,625	4.7
2008	950,534,251	12.7	742,094	14.4	101,921,730	0.7
2009	953,973,862	0.4	617,611	-16.8	97,087,661	-4.7

Source: SPO

     The following table presents changes in the composition of GDP at current prices for the periods indicated:
Table No. 3

	Composition of GDP by Sectors
	2005	2006	2007	2008	2009
Agriculture	9.4	8.3	7.6	7.6	8.2
Industry	20.3	20.1	20.0	19.8	18.8
Mining	1.2	1.2	1.2	1.4	1.5
Manufacturing	17.3	17.2	16.8	16.2	15.0
Energy	1.8	1.8	1.9	2.2	2.4
Services	70.4	71.6	72.4	72.6	72.9
Construction	4.4	4.7	4.9	4.7	3.8
Trade	12.4	12.5	12.2	12.2	10.7
Transportation and Communication	13.7	13.7	13.9	14.2	13.3
GDP Total	100.0	100.0	100.0	100.0	100.0

Source:	TURKSTAT, SPO
     The following table presents real growth in output for GDP for the periods indicated:
Table No. 4

	GDP Growth by Sector (at 1998 prices)
	2005	2006	2007	2008	2009
Agriculture	7.2	1.4	-6.7	4.3	3.6
Industry	8.6	8.3	5.8	0.3	-6.9
Mining	9.0	5.2	8.1	5.4	-6.7
Manufacturing	8.2	8.4	5.6	-0.1	-7.2
Energy	14.1	8.6	6.8	3.7	-3.5
Services	8.5	7.2	6.0	0.3	-5.0
Construction	9.3	18.5	5.7	-8.1	-16.3
Trade	9.5	6.3	5.7	-1.5	-10.4
Transportation and Communications	11.7	6.8	7.1	1.5	-7.1

Source:	TURKSTAT
PRINCIPAL INDUSTRIES
     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.
     The industrial sector value added increased by 8.6% in 2005. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 78.9%. In the same year, value added increased by 8.2% in the manufacturing industry, resulting mainly from the 5.3% increase in production in the private manufacturing sector. The industrial sector accounted for 20.3% of GDP and 19.4% of total civilian employment (excluding construction) in 2005.
     The industrial sector value added increased by 8.3% in 2006. Total industrial production increased by 5.8% and the private sector capacity utilization ratio was approximately 79.6%. In the same year, value added increased by 8.4% in the manufacturing industry, resulting mainly from the 5.5% increase in production in the private manufacturing sector.

     The industrial sector value added increased by 5.5% in 2007. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 80.8%. In the same year, value added increased by 5.6% in the manufacturing industry.
     In 2008, the industrial sector value added increased by 1.1%. In the same year, value added increased by 0.8% in the manufacturing industry. In 2008, the industrial sector accounted for 19.6% of GDP and 21% of total civilian employment.
     As the economy experienced the effects of the global crisis, total industrial production and manufacturing industry production in 2009 decreased by 9.6% and 10.9% respectively and industrial sector’s value added in GDP decreased by 6.9%. In parallel to these developments, the manufacturing industry capacity utilization rate decreased by 10.2% compared to 2008 and was realized at 65.0% on average in 2009. However, seasonal and calendar adjusted industrial production tended to increase from the beginning of April 2009 and the raw index numbers have continued their double digit growth rate. In 2009, the industrial sector accounted for 19.2% of total civilian employment.
     The following table presents industrial output for selected products for the periods indicated:
     Table No. 5

	Industrial Output (Millions of TL.)
	Years				% Change
	2005	2006	2007	2008	2006/05	2007/06	2008/07
Hard Coal	562	571	554	677	1.6	-3.0	22.2
Lignite	3,299	3,831	5,532	6,050	16.1	44.4	9.4
Natural Gas	254	286	313	450	12.6	9.4	43.8
Iron Ores	432	269	424	530	-37.7	57.6	25.0
Lead, Zink, Tin Ores	31	88	93	121	183.9	5.7	30.1
Other Non Iron Metal Ores	261	296	374	870	13.4	26.4	132.6
Marble and Building Stones	393	516	486	583	31.3	-5.8	20.0
Limestone and Gypsum	351	378	420	446	7.7	11.1	6.2
Granules and Pebble Stones	590	855	898	967	44.9	5.0	7.7
Other Minerals	440	477	429	468	8.4	-10.1	9.1
Beef (Fresh or Cooled)	441	695	897	965	57.6	29.1	7.6
Poultry (Fresh or Cooled)	1,998	1,834	2,769	2,760	-8.2	51.0	-0.3
Cigarette	1,800	2,502	2,946	2,704	39.0	17.7	-8.2
Cotton Yarn	2,574	3,131	3,259	2,613	21.6	4.1	-19.8
Cotton Weaving Fabric	3,335	4,104	3,938	3,681	23.1	-4.0	-6.5
Rough Aluminum	452	475	380	444	5.1	-20.0	16.8
Tractor (37 kw < engine power < 59 kw)	651	709	559	268	8.9	-21.2	-52.1
Automobile (1500 cm3 ≤ cylinder volume ≤ 3000 cm3	7,352	9,284	10,437	10,775	26.3	12.4	3.2
Tankers	328	455	274	1,651	38.7	-39.8	502.6
Electrical Energy (Generation of Gwh)	161,956	176,300	191,558	198,418	8.9	8.7	3.6
Value Added in Industry (At 1998 Prices) (Billions of TL)	23,680	25,650	27,131	27,212	8.3	5.8	0.3

Source:	TURKSTAT, Turkish Elektricity Transmission Company (TEİAŞ)

Note:	All of industrial output are described as production values

ENERGY
Geographically, Turkey is in close proximity to 72% of the world’s energy resources. In 2007, Turkey imported 74% of its total energy requirements. In 2008, Turkey imported 72% of its total energy requirements. In 2008, petroleum imports constituted 34.5% of total energy consumption. In addition, in 2008, Turkey imported 12.7 million metric tons oil equivalent of coal and 34 million metric tons oil equivalent of natural gas.
In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. After 1995 and until the US-led invasion in 2003, Iraq was permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2009, approximately 12% of Turkey’s crude oil imports originated from Iraq compared to 9% in 2008.
The following table presents Turkey’s oil imports by sources for the years indicated:
Table No. 6
Oil Imports (million tons)

	2005	2006	2007	2008	2009

Iraq	1.0	0.5	0.9	1.7	1.7
Iran	6.9	8.5	8.9	7.9	3.2
Libya	4.5	4.3	0.3	—	0.1
Saudi Arabia	3.4	3.5	3.3	3.4	2.1
Russia	7.0	6.8	9.3	7.1	5.8
Syria	0.3	—	0.2	0.5	0.2
Azerbaijan	0.1	0.9	—	—	—
Georgia	0.3	—	—	—	—
Kazakhstan	—	—	0.1	—	0.5
Italy	—	0.3	0.4	—	0.2
Others	—	—	—	1.2	0.4

Total Crude Oil Imports	23.5	23.8	23.4	21.8	14.2
Petroleum Products Imports	10.4	11.8	13.0	13.6	18.2

Source:	Ministry of Energy and Natural Resources (MENR)
Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5,518 MW as of December 31, 2007 (74% of the total installed capacity of GAP). In addition, as of December 31, 2007, approximately 15% of the total irrigation was completed, 6% was under construction and 79% was at the planning and final design level.
Market Reform and Restructuring
Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments since 2001. The Energy Market Regulatory Authority (“EMRA”), established in 2001, regulates the electricity, natural gas, petroleum and LPG markets as per the provisions of the Market Laws. Independent market regulation and supervision, as provided by EMRA, is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.
Natural Gas
Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquified natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 2.7% of the total domestic demand. Consequently, nearly 97.3% of natural gas demand is satisfied by the Petroleum Pipeline Corporation of Turkey (BOTAŞ), which is Turkey’s main natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.
In 2009, primary natural gas supply amounted to 33.1 bcm (billion cubic meters) By the end of 2009, plants fired by natural gas represented 33% of the total installed capacity and in 2009 48.7% of Turkey’s total power generation. Distribution is carried out by local distribution companies. As of the end of 2009, 65 cities are supplied with natural gas.
A Natural Gas Sales and Purchase Agreement for the delivery of 4 bcm Egyptian natural gas to Turkey by an offshore pipeline were initiated with Egypt in 2001. The Egyptian Government planned to supply natural gas to Turkey under “The Arab Natural Gas Pipeline Project”. Turkey also has an agreement for transporting 10 bcm of Iraqi natural gas to Turkey after the development of the gas fields in Iraq. Currently, the Project is being evaluated in order to supply natural gas to Europe via Turkey.
In 2009, Turkey imported 17.2 bcm of natural gas from the Russian Federation and 5.3bcm of natural gas from Iran and 5 bcm of natural gas from Azerbaijan. Turkey also imported 4.5 bcm and 0.9 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.
Recent analyses suggest that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.
Turkey’s domestic natural gas transmission system is approximately 11,294 km in length. The length of the national transmission network is planned to reach all city centers. By the end of 2009, the number of firms with a transmission license reached 60. Although the supply of gas has not started, transmission auctions in 9 of the provinces have been completed and 14 transmission auctions have not been held yet. The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to the Law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.
In the framework of the Natural Gas Market Law, six separate tenders for partial transfer of the existing natural gas sale and purchase contracts with all its rights and obligations were realized on November 30, 2005 and four offers for the 4 bcm/year of the Natural Gas Sales were received. The contract release procedure for four tenders for the transfer of the 4 bcm /year natural gas of the Natural Gas Sales and Purchase Contract 18.02.1998 which was signed with the Gazprom Export LLC was completed as of April 2009.
Restructuring the Electricity Sector
Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and provides the following structural regulations:
• Creates a new independent Energy Market Regulatory Authority (“EMRA”), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.
• Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.
• Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.
• Provides competition, since March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh (Gigawatt Hour). This eligibility threshold was re-determined in January 2005 as 6 GWh, in January 2007 as 3 GWh, in January 2008 as 1.2 GWh and in January 2009 as 0.48 GWh. The Electricity Market and Security of Supply Strategy paper provides that the threshold level will be decreased on a regular basis in order to increase market openness rate in electricity consumption, Accordingly, industrial users will become fully eligible by the end of 2011 while non-industrial users will become fully eligible by the end of 2015.
• Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.
The electricity sector in Turkey is dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”), Electricity Generation Corp. (“EÜAŞ”) and Turkish Electricity Trading and Contracting Corp. (“TETAŞ”).
Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and, the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 24 plants in operation based on the BOT Model with total capacity of 2,449 MW, whereas approximately 6,102 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.
Auto-production is related to Law No. 3096 by Decree No. 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. Currently, approximately 195 auto-producer plants generate an annual power output corresponding to approximately 7.2% of Turkey’s total electricity generation and 50 Independent Power Producers (“IPP”) generating 28,650 MWh which constitutes approximately 14.6% of Turkey’s total electricity generation.
Turkey consumed 194.1 billion kilowatt-hours (kWh) of electricity in 2009. Installed capacity has reached 44.8 GW (Gigawatt), while demand decreased by 2% in the year 2009 and because of the economic crisis, the increase of electrical energy demand is expected to be low in years 2010 and 2011. For the year 2011 significant growth rates in demand (6-7% per annum) is expected, which implies the need for substantial new capacity to ensure security of supply.
With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate law was enacted in May 2005 to promote renewable-based electricity generation within the market. The Law No. 5346 introduced feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system was only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs and purchase obligation are defined in the Law, in conformity with EU legislation and practice. These mechanisms have facilitated the development of power plants based on renewable energy sources particularly small hydros and wind plants. In this context, a crucial number of investors applied to EMRA to get licenses especially for the small hydro and wind plants. A draft amendment to the Renewable Energy Law was under the agenda of General Assembly. According to this Draft Law enacted on April 18, 2007 different feed-in tariffs will be applied for different renewable energy sources. On June 5, 2009 a $500 million loan and a $100 million loan (Clean Technology Fund) was offered by the World Bank in order to support investors to construct generation plants with renewable energy resources. The investors, who are going to construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply to use this loan through Turkish Industrial Development Bank and Turkish Development Bank.
“The Law of Geothermal Resources and Spring Waters” which is Turkey’s other action taking place in the International Action Program was enacted on June 13, 2007. This law aims to supply the investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment will be regulated.
The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. Studies on privatization are underway and the privatization process regarding the distribution sector has been started. Privatization started when TEDAŞ was restructured in 2006 and divided into 20 distribution companies. The first five out of these companies were tendered and transferred to the private sector. The tender was finalized for 9 of these companies but they are not transferred yet, as of May 2010. The tender was announced by the Privatization Administration, for the privatization of another 4 companies, of which the deadline for the submission of bids was July 22, 2010. The government is aiming to complete the privatization of all regional power distribution networks by the end of 2010. Distribution companies are the monopoly suppliers to ineligible consumers. Distribution companies are obliged unbundle their generation and retail activities into separate companies by the beginning of 2013.
The largest generation company is EÜAŞ the state-owned company which held approximately half of all installed capacity in 2009. Independent power producers owned more than 17% of total capacity in 2009. Together with auto-producers, they accounted for 52% of the incremental capacity from 2003 to 2009. BOO, BOT and TOOR power plants (with long term purchase agreements with TETAŞ) had 20.7% of capacity.
The government plans to privatize a significant share of state-owned generation assets. Studies regarding the privatization of generation companies are ongoing by the Privatization Agency (“PA”) in coordination with the Ministry on a plan to launch the privatization of state-owned power plants in 2010. Transmission ownership and market operation functions are expected to remain under Government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the monopolistic nature of the transmission activity.
The Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (Law No. 5710) was enacted in the Official Gazette on November 21, 2007 and sets the rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this Law is to support the investments in nuclear power plants in Turkey. The Law introduces a contest procedure that will enable implementation of energy purchase agreement between the generator that becomes entitle to get generation license and the stated owned wholesale company TETAŞ (Turkey Electricity Trading and Contracting Inc.) for a maximum period of 15 years. The purchased amount will be distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism is considered as an important tool for potential investors to take part in nuclear power plant projects.
A By-Law regarding the Principles, Procedures, and Incentives for the Contracts and the Contest which will be made within the context of Law on the Construction and Operation of Nuclear Power Plants and the Sale of the Energy was enacted in the Official Gazette on March 19, 2008. Immediately after, the contest announcement concerning Construction and Operation of Nuclear Power Plants and the Sale of the Electrical Energy to TETAŞ was published in the Official Gazette on March 24, 2008.
According to the Law and By-Law, TETAŞ held the tender on September 24, 2008 and there was only one bidder. TETAŞ cancelled the tender.
In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. Turkey and the Russian Federation signed an agreement at the ministerial level in 2010 for cooperation in construction and operation of a nuclear power plant in the Akkuyu area. Turkey and the Republic of Korea signed a Memorandum of Understanding at the ministerial level in 2010 for cooperation on nuclear power plant projects.
Turkey acknowledges the need to reduce the energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) has been enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy.
Electricity Market and Security of Supply Strategy Paper was approved by High Decision Council on May 18, 2009 for the purpose of development of a well-functioning market in electricity sector. The Strategy Paper draws a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey. The strategy’s main focus is on security of supply, including a capacity mechanism and targets for utilizing domestic sources for power generation. The strategy also covers market design and includes a road-map for implementating a new wholesale market regime.
According to the Strategy Paper, the share of electricity produced from renewable sources in the total electricity generation mix is projected to be at least 30% by 2023. In this scope, remaining hydro and indigenous coal potential which could be exploited technically and economically will be utilized to generate electricity energy by 2023. Installed wind power capacity is estimated to reach 20,000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation. Introduction of nuclear power to the generation mix is also envisaged by 2020.
The Strategy Paper states that new interconnection lines will be set up and capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.
Electricity Interconnections:
Turkey already has the following existing interconnections with neighboring countries:
• Bulgaria: two interconnections, each 400 kV (kilovolt) (currently not operational)
• Azerbaijan (Nahcievan): one interconnection at 154 kV
• Iran: two interconnections, one at 400 kV (currently operated at 154 kV) and the other at 154 kV
• Georgia: one interconnection at 220 kV; a 400 kV Tie Line and DC Back to Back Station at Akhaltskhe SS is under consideration
• Armenia: one interconnection at 220 kV (which has never been operational because the 220/154 kV transformer in Kars (Turkey) has been removed)
• Syria: one interconnection at 400 kV
• Iraq: one interconnection at 400 kV (currently operated at 154 kV); cross-border point and route of second 400 kV line have been determined.
• Greece: one interconnection at 400 kV (currently not operational)
     Although Turkey is connected to these countries, none of the interconnectors can be operated with a synchronous parallel mode of operation. The synchronization of the Turkish power system with neighboring countries in the East and Southeast is not possible at this time for technical reasons. However, studies for the synchronization of the Turkish power system with that of the European Network Transmission System Operator for Electricity (“ENTSO-E”), formerly “UCTE” through interconnectors with Greece and Bulgaria have been finalized. The isolated test for minimum and peak load conditions has been finalized and the synchronous trial parallel operations with the ENTSO-E Continental Europe system are expected to take place by the third quarter of 2010.
In addition to technical problems, it is unlikely in the medium term that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbors except Syria because the ENTSO-E has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”) study, which is being undertaken with the financial support of the EU, and is designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean. If the outcome of the MEDRING study is positive and with ENTSO-E approval, synchronization within the scope of the MEDRING Project might be possible in the future.
Because of the lack of synchronicity among the Turkish Power System and the Neighboring Countries Power Systems, according to the technical aspects of Import-Export Regulation, it is only possible to operate the Turkish electricity system together with the electricity systems of the other countries as follows:
Import:
• Synchronized parallel operation, or
• Directed unit mechanism is in compliance with the Grid Code and/or Distribution Regulation

• A synchronized parallel (DC) operation
• Isolated Region Operation
Export (in addition to the above conditions):
• Isolated Region Operation
According to the Electricity Market and Security of Supply Strategy Paper, electricity transmission connections with neighboring countries which are not ENTSO-E members will be realized essentially by using asynchronous parallel (DC) operation method. Until required asynchronous (DC) facilities for electricity transmission connection with the neighboring countries are established, electricity exchange could be realized by other connection methods.
Import/export figures are as follows:
• 504.5 million kWh of energy was imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Baskale (Turkey) interconnection line in 2009 (the quantity in the Agreement is 600 million kWh/year).
• 125.3 million kWh/year of energy was imported at 15-17 MW peak power from Turkey to Nahcievan through the 154 kV Igdir (Turkey)-Babek (Nahcievan) interconnection line in 2009 (this quantity is for the compensation of before exported energy).
• Approximately 1.215 million kWh/year of energy was exported at 250 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which was energized at 154 kV in 2009 (the quantity in the Agreement is 1.4-1.5 billion kWh).
• 182 million kWh/year of energy was imported from Georgia to Turkey and 54.3 million kWh/year of energy is exported from Turkey to Georgia at 300 MW peak power via 220 kV Hopa (Turkey)-Batum (Georgia) interconnection line in 2009.
• Approximately 30 million kWh/year of energy was imported from Greece to Turkey and nearly 60 million kWh/year of energy was exported from Turkey to Greece through the 400 kV Babaeski (Turkey) Filippi (Greece) interconnection line which was energized at 154 kV in 2008. There was no exchange in 2009.
• 330.7 million kWh/year of energy was exported from Turkey to Syria in 2009 and from the beginning of August 2009, via Birecik (Turkey)-Aleppo (Syria) interconnection line, 250 MW peak power (4.5-5 million kWh in daily) was imported from Turkey to Syria. (the annual quantity in the is 1.4 billion kWh)
Crude oil and natural gas pipelines and pipeline projects
As the energy bridge between the East and West, Turkey has already completed various regional and inter-regional interconnection projects and promotes some others to meet its own energy demand and to serve as an important actor in the transportation of hydrocarbons.
As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies (currently BTC Co., formerly known as MEP Participants) led by BP Exploration (Caspian Sea) Ltd. Other current shareholders are SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (“BTC”) Ltd. The Intergovernmental Agreement among The Azerbaijan Republic, Georgia and the Republic of Turkey and the Host Government Agreements between the governments of Azerbaijan, Georgia, Turkey and the MEP Participants, constitute the legal framework for the project.
Since June 4, 2006, the BTC pipeline has been in commercial operation. As a result of tremendous efforts exerted to complete the pipeline, initial oil supplies reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the line was commercially commissioned as the first tanker on June 4, 2006. Moreover, the BTC has transported the Kazakh oil to world markets since October 2008, following the agreement between Azerbaijan and Kazakhstan, signed on June 17, 2006.
Provisional acceptance of the Project was given on July 28, 2006 and 800 million barrels of oil were transported by end of 2009. The BTC Pipeline, as the pioneer of the east-west hub to connect energy supplies in the Caspian region and Central Asia to Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods. In view of the successful operation of the pipeline, the current nominal 1 million barrel per day capacity, which was reached in late June 2008, of the BTC is considered to be increased successively to 1.2 and 1.6 million barrels per day. The 1000th tanker was loaded on December 18, 2009 and from June 4, 2006 to February 20, 2010, 1065 tankers were loaded. A total of 285 million barrels or approximately 38 million tons of oil were transported in 2009.
The South Caucasus (SCP) or Baku-Tbilisi-Erzurum Natural Gas Pipeline (BTE) in parallel with the BTC Pipeline is the first pipeline carrying Caspian gas to Europe. BTE represents the opening of the fourth natural gas artery for continental Europe and beyond. This line is carrying gas produced in Azerbaijan via Georgia to Turkey. The construction works of the BTE were completed on November 26, 2006 and the line became operational on July 2, 2007. SCP started to transport Azerbaijan Shah Deniz project gas to Turkey on July 3, 2007, and cumulatively 10.4 billion m3 of gas was transported to Turkey as of December 31, 2009. As of December 31, 2009, a total of 11 bcm gas was purchased via the BTE. In 2009, average shipment of 15 million cubic meters a day via the BTE has been realized.
The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.
As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) pipeline was inaugurated on November 18, 2007 with an official ceremony. Following the completion of the pipeline, the first gas delivery to Greece started in November 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.
The studies between BOTAŞ, the Italian firm EDISON and the Greek firm DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. A total amount of 11,6 bcm a year is planned to be transported from Caspian sources to Greece and Italy via Turkey.
Feasibility studies regarding the connection to Italy were completed. The agreement was signed on December 31, 2006 by DEPA and EDISON for the investment in the Adriatic Sea. DEPA and EDISON established Poseidon Co., as a joint venture operation on June 13, 2008. The trilateral intergovernmental agreement (IGA) was signed for the Interconnector Turkey-Greece-Italy (ITGI) on July 26, 2007. The ITGI Project is forecasted to begin in 2016. On October 19, 2009, a “Joint Declaration” oriented towards the ITGI Project was signed between Turkey and Italy. Both countries reiterated their political support to the project.
A route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the NABUCCO Project), will be another of Turkey’s transport routes to Europe. To this end, BOTAŞ of Turkey, OMV Gas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria (Nabucco Consortium) signed the Cooperation Agreement in October 2002 in Vienna and technical and economical feasibility studies of the NABBUCO Project were completed at the end of 2004 with the financial support of EU TEN Funds.
In January 2008, the Nabucco Consortium appointed the British Penspen-Group as the owner’s engineer for coordinating the entire detailed technical planning for the pipeline project. RWE Midstream GmbH joined the project on February 5, 2008 as the sixth equal share partner. After a successful negotiation period, which started on January 22, 2009 in Brussels, the Intergovernmental Agreement was signed on July 13, 2009 in Ankara. Also negotiations of the Project Support Agreement, which is planned to be concluded in the first half of 2010, started immediately after the signature of the IGA. The project is expected to ultimately transport up to 31 bcm of natural gas from sources to the east of Turkey, especially the Caspian Region and the Middle East through the transit countries of Bulgaria, Romania and Hungary. The total length of pipeline is expected to be approximately 3,300 km. The pipeline is expected to be operational by 2014.
Upon the realization of the Turkey-Greece-Italy and NABUCCO natural gas pipeline projects, Turkey will become the fourth artery in EU gas supplies.
The Arab Natural Gas Pipeline Project, which might be of significance both for Turkey’s and EU’s supply security, is worth mentioning. Syria started getting Egyptian gas in July 2008. At present, the pipeline has already reached the Homs city of Syria and the network of Turkey and Syria will have been linked with the construction of the remaining 230 kilometers.
A MoU dated August 20, 2009 was signed between Turkey and Syria to form a Joint Working Group for interconnecting their natural gas grids. It refers to selling gas to Syria from Turkey, transiting gas to Syria via Turkey, transiting gas to other Arab Countries via Syria, transiting Egyptian gas to Turkey via Syria and delivering future Syrian gas to Turkey.
After the ratification procedure of the MoU dated December 23, 2009, construction bidding will be held for Turkish territory (Kilis-Türkoğlu route approximately 70 km.). It is envisaged that the bidding and construction process will be completed by the year 2012.
In addition to the current oil pipeline, in order to transport oil extracted from the Black Sea, Caucasus and Caspian region to the Mediterranean a new oil pipeline, named Samsun-Ceyhan is planned for construction. Moreover the Project aims to ease the traffic in the Turkish Straits which has been reached the maximum capacity for safe transportation.
The license of the Samsun-Ceyhan Oil Pipeline was granted to the Çalık Energy Cooperation. The license was approved by the Council of Ministers on April 10, 2006. Eni International B.V. became a partner to 50% of the pipeline on November 17, 2006. The pipeline has a 55 million ton/year capacity, (maximum 70 million ton/year) and its length is 660 km. In the Ceyhan Region where the pipeline ends, studies on the construction of a refinery, LNG and Petrochemical industry facilities under the framework of the pipeline are currently ongoing. With the publication of the Council of Ministers decree in the Official Gazette on October 17, 2007, Ceyhan was declared as the Specific Energy Region.
Russia and Turkey signed two protocols on August 6, 2009, one concerning gas and the other concerning petroleum issues. According to the protocols the parties agreed:
• to extend the Natural Gas Sales and Purchase Agreement dated February 14, 1986;
• that Turkey would provide the permits for maritime reconnaissance and environmental survey along the route of the South Stream Gas Pipeline for its construction within the exclusive economic zone of Turkey in Black Sea;
• to facilitate expanding the existing pipelines and constructing the new pipelines (including but not limited to Blue Stream 2) to transport Russian gas via Turkey to other destinations; and
• to work on allocation of throughput and transportation capacities ensuring the realization of the Samsun-Ceyhan Crude Oil Pipeline Project.
The following table presents Turkey’s energy supply (by resource) for the years indicated:
Table No. 7

		Coal (2)		Oil		Hydro		Gas		Other		Electricity		Total
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Production	2005	11.21	12.31	2.40	2.63	3.40	3.74	0.82	0.90	6.72	7.38			24.55	26.95529
	2006	13.09	13.13	2.28	2.29	3.89	3.90	0.84	0.84	6.48	6.51			26.58	26.67525
	2007	14.80	13.75	2.24	2.08	3.22	2.99	0.83	0.77	6.37	5.92			27.45	25.50874
	2008	16.67	15.68	2.27	2.13	2.86	2.69	0.93	0.88	6.52	6.13			29.25	27.51

		Coal (2)		Oil		Hydro		Gas		Other		Electricity		Total
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Import	2005	13.38	14.70	35.52	39.00			24.11	26.47			0.05	0.06	73.06	80.23
	2006	15.04	15.09	37.36	37.49			27.97	28.07			0.05	0.05	80.42	80.71
	2007	16.14	15.00	38.23	35.52			33.17	30.82			0.07	0.07	87.61	81.40
	2008	14.59	13.72	36.68	34.49			34.01	31.99			0.07	0.07	85.35	80.27
Export (3)	2005			5.64	5.51			0.00	0.00			0.15	0.17	5.17	5.68
	2006			6.97	6.40			0.00	0.00			0.19	0.19	6.57	6.60
	2007			6.78	6.21			0.03	0.03			0.21	0.19	6.93	6.43
	2008			7.45	7.00			0.04	0.04			0.10	0.09	7.59	7.13
Net Stock	2005													-0.73	-8.07
	2006													-0.44	-4.43
	2007													-0.41	-3.79
	2008													-0.24	-2.29
Statistical Error	2005													-0.01	-0.00741
	2006													0.25	0.247875
	2007													-0.02	-0.01504
	2008													0.09	-0.08236
Total Supply	2005	22.16	24	32.19	35	3.40	4	24.73	27	8.70	9	-0.10	-0.11	91.07
	2006	26.17	26	32.55	33	3.89	4	28.87	29	8.31	8	-0.14	-0.14	99.64
	2007	29.13	27	33.31	31	3.22	3	33.95	32	8.15	7	-0.13	-0.12	107.63
	2008	29.45	28	31.78	30	2.86	3	33.81	32	8.47	8	-0.03	-0.03	106.34

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh

(2)	Includes coke and petrocoke

(3)	Includes marine bunkers.

Source:	MENR
AGRICULTURE
     Agriculture has always been a very important sector in Turkey, although the contribution of the sector to the country’s GDP has been diminishing. It is very crucial since the agricultural sector employs a significant portion of Turkey’s work force, supplies products to many other sectors and it is the domain of two important concepts; food security and safety.
     Structural reform has been at the center of all agricultural policy discussions since 1999. The main aims of the initial reform program were to phase out price support and credit subsidies; to withdraw the government from its direct involvement in production, the processing and marketing of crops and to introduce a less distorting support system that is called direct income support (DIS) based on land rather than inputs or output.
     In 2000, the Government also started to implement Agricultural Reform and Implementation Project (ARIP), with the support of the World Bank, to mitigate potential short-term adverse impacts of subsidy removal, to facilitate the transition to efficient production patterns (a crop substitution scheme for tobacco and hazelnut), and to establish a National Farmer Registry (NFR) System which would also contribute to harmonization works for the Common Agricultural Policy of the EU.
     ARIP was extended in 2006 to include, direct income support and a new Rural Development Program and a wider set of investment support activities. A new Agricultural Law was also enacted in 2006 to implement the Government’s “Agricultural Policy Paper 2006-10” adopted at the end of 2004, which is intended to bring Turkey’s agricultural policies more in line with those of the EU in addition to institutionalizing the then-newly started DIS payments.
     The share of the DIS Program that constitutes a major part of the support budget was progressively reduced and complemented by area based production linked supports. In 2009, ARIP ended and DIS payments have been replaced by other area based support schemes like fertilizer and diesel supports which are independent of real consumption.

     In recent years, support schemes that contribute to productivity have been given special importance. Premium payments especially for oil seeds, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2009, those major support schemes have accounted for 39.85%, 22.3% and 6.2% of total support budget respectively. In the meantime, area-based supports constituted 27.3% of total support budget.
     A new agricultural support strategy is being prepared with a view to align with the EU standards. This strategy will be prepared with a view that agricultural support payments will be differentiated on area and product base in order to increase competitiveness in the sector and provide stability in farm incomes. Irrigation development and land consolidation works were accelerated by the revitalization of Regional Development Plans through Action Plans such as Southeastern Anatolia Project (GAP). Upon completion of the GAP project, with a renewed action plan prepared in May 2008, a total of approximately 1.0 million hectares (2.5 million acres) of land are expected to be irrigated by the end of 2012.
     In 2008, agricultural value added increased by 4.3%, compared to a 6.7% decrease in 2007 (in 1998 prices). Also, the growth rate of agricultural sector continued in 2009 by 3.6% in real prices. Agriculture accounted for approximately 9.2% of GDP in real prices and 23.7% of civilian employment in 2008. Although 2009 was marked by the global economic crisis, agricultural value added continued to increase. The share of agriculture increased by 0.6 percentage points and accounted for approximately 8.2% of GDP in 2009. With its absorption of some amount of nonfarm unemployed in 2009, agricultural sector employment increased to 24.7% of civilian employment.
     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and soya, have become more readily marketable.
     The following table presents Turkey’s agricultural output (by crop) for the years indicated:
     Table No. 8

	Agricultural Output
	Annual					Percentage Change
	2005	2006	2007	2008	2009	2006/05	2007/06	2008/07	2009/08
		(in thousands of tons)					(percentage)
Cereal
Wheat	21,500	20,010	17,234	17,782	20,600	7.0	13.9	3.2	15.8
Barley	9,500	9,551	7,306	5,923	7,300	0.1	23.5	-18.9	23.2
Maize	4,200	3,811	3,535	4,274	4,250	8.3	7.2	20.9	-0.6
Pulses
Lentils	570	623	535	131	302	12.5	-7.7	-75.5	130.5
Chick Peas	605	552	505	518	563	-8.8	-19.9	2.6	8.6
Dry Beans	210	196	154	155	181	-7.2	-8.4	0.6	17.2
Industrial Crops
Sugar Beet	15,181	14,452	12,414	15,488	17,275	-4.8	-14.1	24.8	11.5
Cotton (raw)	2,240	2,550	2,275	1,820	1,725	13.8	-10.8	-20.0	-5.2
Tobacco	135	98	74	93	85	-20.2	-18.5	35.1	-9.0
Oil Seeds
Cotton	1,291	1,477	1,321	1,077	—	13.7	-10.5	-18.5	—
Sunflower	975	1,118	854	992	1,057	11.6	-7.7	16.2	6.6
Groundnut	85	77	86	85	90	-1.2	-23.6	-1.2	5.6
Tuber Crops
Potatoes	4,060	4,366	4,228	4,197	4,398	-14.9	7.5	-3.2	4.8
Dry Onions	2,070	1,765	1,859	2,007	1,850	-14.6	5.3	8.0	-7.8
Fruit Bearing Vegetables
Watermelons and Melons	5,795	5,570	5,457	5,752	5,489	-2.2	-2.1	5.4	-4.6

	Agricultural Output
	Annual					Percentage Change
	2005	2006	2007	2008	2009	2006/05	2007/06	2008/07	2009/08
		(in thousands of tons)					(percentage)
Tomatoes	10,050	9,854	9,945	10,985	10,746	2.1	0.9	10.5	-2.2
Fruits and Nuts
Grapes and Figs	4,135	4,290	3,822	4,124	4,509	-9.3	-5.6	7.9	9.3
Citrus Fruits	2,913	3,220	3,064	3,027	3,514	17.8	-2.1	-1.2	16.1
Hazelnuts	530	661	530	801	500	22.6	-19.8	51.1	-37.6
Apples	2,570	2,002	2,457	2,504	2,782	-18.4	22.8	1.9	11.1
Olives	1,200	1,766	1,075	1,464	1,291	47.2	-39.1	36.2	-11.9
Tea	1,192	1,121	1,145	1,100	1,103	-2.5	2.2	-3.9	0.3
Value Added in Agriculture (at 1998 prices, billion TL)	9,571	9,701	9,047	9,434	9,770	1.4	-6.7	4.3	3.6

Source:	TURKSTAT
SERVICES
     The services sector, which accounted for approximately 72.9% of GDP in 2009 (compared to 72.6% of GDP in 2008) and 56.2% of total civilian employment in 2009, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2009, value added in the services sector decreased by 5%, compared to a 0.3% increase in 2008. The decrease in the services sector was attributable to current global economic crisis and its impact on trade and construction sectors.
     Trade
     In 2009, wholesale and retail value added decreased by 10.4% and accounted for 10.7% of GDP as a result of decreases in domestic demand and output. The trade value added decreased by 8.6% in 2009, which was 13.2% of GDP.
     Tourism
     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.
     In 2005, tourism revenues increased to $18.2 billion and the number of foreign visitors increased by 20.6% to 21.1 million visitors. In 2006, tourism revenues decreased to $16.9 billion and the number of foreign visitors decreased by 6.2% to 19.8 million visitors. In 2007, tourism revenues increased to $18.5 billion and the number of foreign visitors increased by 17.8% to 23.3 million visitors. In 2008, tourism revenues increased to $22 billion and the number of foreign visitors increased by 12.8% to 26.3 million. In 2009, tourism revenues decreased to $21.3 billion and the number of foreign visitors visiting Turkey increased by 2.8% to 27.1 million.
     The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:
Table No. 9

	Tourism
Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2005	21,125	18,152	14.2
2006	19,820	16,853	-7.2
2007	23,341	18,487	9.7
2008	26,337	21,951	18.7
2009	27,077	21,250	-3.2

Sources:	CBT, Ministry of Culture and Tourism

Transport and Communications
     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment.
     Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.
     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.
     The Turkish telecommunications sector was liberalized in 2004 and the sector is open to competition. Several new operators have entered the market since then and various legal regulations regarding electronic communications were enacted. With respect to Turk Telekom, the incumbent operator in Turkey, 55% of shares were privatized via a block sale in 2005.
     Usage of telecommunication services is steadily increasing in Turkey. In the GSM (Groupe Speciale Mobile) market 3 operators are active. GSM penetration was 61.4% as of December 2005. On the other hand, fixed line penetration has saturated at 27% in Turkey and the fixed line infrastructure reaches almost every region including rural areas in the country. The penetration of broadband services in Turkey increased drastically in the last couple of years and the penetration of broadband subscribers reached 2.5% as of December 2005.
     Total output in transportation and communication increased by 11.7%, 6.8%, 7.1% and 1.5% in real terms and accounted for 13.7%, 13.7%, 13.9% and 14.2% of GDP (in 1998 prices) in 2005, 2006, 2007 and 2008 respectively. In 2009, it decreased by 7.1% and accounted for 13.2% of GDP.
     Construction
     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and, previously, the Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting sector is competitive in foreign markets.
     Value added in the construction sector was 9.3% at the end of 2005. In 2006, the construction sector continued to grow and value added in the construction sector increased by 18.5%. In 2007, value added in the construction sector increased by 5.7%. With the current global economic crises the value added in the construction sector decreased by 8.1% in 2008 and 16.1% in 2009.
     The construction and contracting sector maintains a competitive position in some foreign markets increasing its market place starting from $10.3 billion in 2005 to approximately $18.0 billion in 2006. The total contracting amount was approximately $19.5 billion in 2007, approximately $23.7 billion in 2008 and $20.0 billion in 2009.
     EMPLOYMENT AND WAGES
     The total civilian labor force in Turkey was 24,748 thousand people in 2009. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2005 to the end of 2009, the total labor force increased at an average annual rate of approximately 2.4%.
     Total civilian employment was 21,277 thousand in 2009, of whom approximately 24.6% were employed in agriculture, 19.2% in industry and 56.2% in services. Moreover, in 2009, the labor force participation rate was at 47.9%, compared to 46.9% in 2008.

     In December 2009, there were approximately 847,774 public sector workers, compared to approximately 731,704 in December 2008. At the end of 2009, the rate of unemployment was 14.0%, compared to 11.0% in 2008.
     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:
Table No. 10
Employment (in thousands)

	2005	2006	2007	2008	2009
Civilian labor force	22,455	22,751	23,114	23,805	24,748
Civilian Employment	20,067	20,423	20,738	21,194	21,277
Agriculture	5,154	4,907	4,867	5,016	5,254
Industry	4,178	4,269	4,314	4,441	4,130
Services	10,735	11,247	11,557	11,737	11,893
Unemployed	2,388	2,328	2,376	2,611	3,471
Unemployment rate (%)	10.6	10.2	10.3	11.0	14.0
Source: TurkStat

(*)	From November 2006, the results of the household labor force survey have been disseminated according to the total population obtained from the ABPRS. The large differences between the previous periods results from this.
     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union Law No. 2821 and work for state – owned enterprises.
     In 2005, labor costs in the public sector increased by 7.9% (1.9% in real terms), compared to 2004. Labor costs in the private sector increased by 9.5% (3.4% in real terms) in 2005, compared to 2004. The annual nominal average of civil servants’ salaries (net) increased by 11.0% in 2005 (2.6% in real terms), compared to 2004. Labor costs (including salaries and benefits) for civil servants increased by 11.4% (5.2% in real terms), while the minimum wage (net) increased by 12.7% on an average annual basis in 2005 (6.4% in real terms).
     In 2006, labor costs in the public sector increased by 6.3% but decreased by 2.8% in real terms, compared to 2005. Labor costs in the private sector increased by 11.4% (1.8% in real terms) in 2006, compared to 2005. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (4.2% in real terms) in 2006.
     In 2007, labor costs in the public sector increased by 13.6% (6.9% in real terms), compared to 2006. Labor costs in the private sector increased by 10.4% in nominal terms and by 3.8% in real terms in 2007 compared to 2006. Labor costs (including salaries and benefits) for civil servants increased by 12.5% (5.8% in real terms) in 2007.
     In 2008, labor costs in the public sector increased by 6% in nominal terms (-6% in real terms) compared to 2007. Labor costs (including salaries and benefits) for civil servants increased by 11.7% in nominal terms (-0.9% in real terms) in 2008 compared to 2007. However, in the private sector labor costs increased by 7.7% in nominal terms (4.4% in real terms) compared to 2007.
     In 2009, labor costs in the public sector increased by 8.1% in nominal terms (6.8% in real terms) compared to 2008. Labor costs (including salaries and benefits) for civil servants increased by 13.4% in nominal terms (12.0% in real terms) in 2009 compared to 2008.
     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11

	Changes in Labor Costs
	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
			(percentage change)
2005	7.9	1.9	9.5	3.4	11.4	5.2
2006	6.3	-2.8	8.4	-0.8	14.0	4.2
2007	14.0	7.2	10.4	3.8	12.5	5.8
2008	6.0	-6.0	7.7	-4.4	11.7	-0.9
2009	8.1	6.8	—	—	13.4	12.0

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source:	SPO, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.
     On September 25, 2006, after negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed, the wages of public sector workers were increased by 12.2% for the year 2007. It was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007. On June 26, 2007, it was announced that the wages of public sector workers would increase by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. On August 16, 2008, it was announced that the wages of civil servants were increased by 8.4% on average effective from August 2008. On August 30, 2008, it was announced that the wages of civil servants will be increased by 8.7% on average in 2009 (consisting of 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). Also, there was an increase in about 0.3% in the wages of civil servants (effective from January 1, 2008) as compensation for the difference between the actual inflation rate and the salary increase of 4% in the second half of 2007. After these increases, there would be an increase at a rate of 10.5% for low-income civil servant wages, 7.6% for middle income civil servant wages and 4.1% for high income civil servant wages in 2008. It has been announced that the wages of civil servants will be increased by 2.5% in both the first and second halves of 2010.
     The Constitution recognizes the rights of employees and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.
     The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Employees have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the objective of safeguarding and improving the economic and social conditions of employees. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on employees’ conduct during a strike.
     As of July 31, 2009, 3,232,679 employees were members of a trade union, compared to 2,901,943 employees at the beginning of 2005. Moreover, the ratio of civil servants who are union members has reached to 57.9% as of 2010.

     INFLATION
     During four consecutive years of an implicit inflation targeting period (2002-2005), the end-year CPI inflation rate was under the (implicit) targeted figures. Major contributors to the decline in inflation have been consistency in the implementation of the tight monetary and fiscal policies, and the downward trend in inflation expectations due to the steps that were taken towards achieving price stability. The continuing trend of the appreciation of the New Turkish Lira (YTL) and the observed increase in productivity, as influenced by the structural reforms, has also contributed to the decline in inflation.
     Annual CPI inflation dropped to 7.7% at the end of 2005, which was lower than the official end-year target of 8%. Thus, the downward trend in inflation that began in 2002 continued in 2005, but at a slower pace compared with the preceding years. The annual change in the Producer Price Index (“PPI”) at the end of 2005 dropped to 2.7%.
     During the first year of official inflation targeting (2006), the declining trend in annual inflation came to a halt. Annual CPI inflation increased to 9.7%, exceeding the target of 5% in 2006. The PPI inflation reached 11.6% in 2006. The underlying inflation trend continued to decelerate until May 2006, when changes in global liquidity conditions and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. As a result, during May and June of 2006, the YTL depreciated more than 20% against the USD. The depreciation of the YTL contributed to the increase in inflation through the exchange rate pass-through channel in the second quarter of 2006 along with the ongoing supply shocks such as unprocessed food and energy prices. Inflation expectations deteriorated starting in May 2006, which led the way to a monetary tightening by the Central Bank.
     In 2007 annual inflation became 8.4%, once again breaching the official target of 4%. The PPI dropped to 5.9% during the same period. The monetary tightening realized in 2006 had its effect on the main inflation indicators. Domestic demand slowed down, bringing down the inflation in services and durable goods. On the other hand, food and energy inflation increased considerably. The annual inflation in CPI excluding food, energy, tobacco and gold prices remained at 4.8%, significantly lower than the headline inflation. Inflation expectations followed their downward trend from August 2006 onwards.
     CPI and PPI inflation ended 2008 at 10.1% and 8.1%, respectively. Despite having decreased gradually in the fourth quarter, the contribution of food and energy to annual inflation remained solid throughout 2008. In addition, the exchange rate pass-through had a less striking impact on consumer prices in the short run than in previous years as a result of the marked economic slowdown and the decline in import prices. Services prices made a reduced contribution to annual inflation on lower costs and weaker domestic demand, while the contribution from prices of core goods barely changed.
     The downward trend in annual CPI inflation that started in the fourth quarter of 2008 continued into 2009. Despite having increased in the last quarter due to record high increase in unprocessed food prices, CPI ended 2009 at an historic rate of 6.5%. The increase in PPI was 5.9% during the same period. The sharp contraction in economic activity and the collapse of commodity prices due to the global financial crisis brought down inflation rates in all major categories of the CPI basket. Energy and processed food prices, which are particularly sensitive to commodity price developments, displayed sharp declines. Price changes in services were also at their lowest levels across all categories due to weak demand conditions and a favorable outlook in cost-based factors. The contribution of core goods to inflation eased as well.
Table No. 12
Inflation Path Consistent With The End-Year Target And The Uncertainty Band

	March 2009	June 2009	Sept. 2009	Dec. 2009
Uncertainty Band (upper limit)	11.7	10.8	10.5	9.5
Path Consistent with the Target	9.7	8.8	8.5	7.5
Uncertainty Band (lower limit)	7.7	6.8	6.5	5.5
Realization	7.9	5.7	5.3	6.5

Source:	CBT
     The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table No. 13
Inflation

	Producer	Consumer
Year	Price Index	Price Index
	(percentage change)
2005	2.7	7.7
2006	11.6	9.7
2007	5.9	8.4
2008	8.1	10.1
2009	5.9	6.5

Source: TURKSTAT
EDUCATION
     According to the Residence Based Population Registry System, the literacy rate among the 25-64 age group in 2009 was 92.41%. The rate for men and women is 97.33% and 87.48% respectively. On the other hand, the literacy rate among the 25 — 64 age group is improving and the gap between women and men is closing. Over the years, increasing primary school attendance rates have been influential in reducing the illiteracy rate.
     According to the SPO, total student enrollment in the educational year 2008-2009 was 18.2 million, of whom 4.1% were in pre-primary school, 58.7% were in primary school, 21% were in secondary school and 15.8% were in university.
     ENVIRONMENT
     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.
     The Ministry of Environment and Forestry, which is authorized to enforce environmental laws and regulations by imposing fines, order the closing of facilities that pollute beyond certain thresholds and, in some cases, impose civil and criminal sanctions, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acquis, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.
     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.
     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. In 2008, the Ministry of Environment and Forestry initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.
     Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.
     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey. The Environment Chapter opened as part of Turkey’s EU accession negotiations on December 21, 2009 following the fulfillment of the opening benchmarks. The Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.
     Turkey has made significant advances towards developing its environmental legislation and the powers of provincial and local governments relating to environmental matters have been increased. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.
     COMPETITION LAW
     The Law on Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation providing the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by performing the necessary regulations and supervisions to this end.
     The Competition Act covers three main subjects of the competition law:
•	Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their object or effect or likely effect the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (i.e. those agreements involving price fixing, market sharing, etc.);

•	Abuse of dominant position;

•	Mergers or acquisitions that create or strengthen a dominant position and significantly decrease competition.
     The Competition Act has been implemented by the Turkish Competition Authority (TCA) since 1997 when it became operational and the Competition Board is the decision-making body of the TCA.1 In addition to the Competition Act, the Competition Board has the authority to adopt secondary legislation designed to explain the implementation of the Competition Act which is in line with the legislation of the European Union.
     The TCA has a public legal personality and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Industry and Trade, but is independent in fulfilling its duties.
     If the Competition Act is violated, the Competition Board has the power to impose an administrative penalty of up to 10% of the annual gross revenue on the undertaking or association of undertakings or the members of associations that infringed the competitive rules. Moreover, an administrative penalty of up to 5% of the penalty imposed on the undertaking or association of undertakings shall be imposed on its managers or employees who are determined to have a decisive influence on the infringement. Undertakings or associations of undertakings or their managers and employees who actively cooperate with the TCA for purposes of revealing contrariness to the Competition Act may not be penalized or penalties may be reduced due to such cooperation.
     The following table presents a summary of the files concluded by the TCA:

[1]	Further information is available through the website of the TCA at www.rekabet.gov.tr

Table No. 14
Files Concluded

	Competition	Exemptions and	Mergers and
Year	Infringement	Negative Clearance	Acquisitions	Other	Total
2005	97	50	170		317
2006	108	33	186		327
2007	148	39	232		419
2008	132	57	255	9	453
2009	178	46	146	3	373

Total	663	225	989	12	1889

Source: TCA
     In 2009, the Competition Board adopted the following pieces of legislation:
•	Regulation on Fines;

•	Regulation on Active Cooperation for Detecting Cartels (Leniency Regulation);

•	Guidelines on Technology Transfer Agreements; and

•	Guidelines on Vertical Agreements.
     The Competition Act was amended in 2008. As a result of the amendments, previous procedural penalties, which were fixed amounts and subject to revaluation each year, were replaced with turnover-based procedural penalties to increase their deterrence, managers and employees became liable for penalties up to five percent of the penalty to be imposed on undertakings or association of undertakings and full and partial, corporate and individual leniency was introduced.
     A bill to amend the Competition Act was sent to the Grand National Assembly of Turkey on July 31, 2008 and under review by a commission of the Assembly. The bill provides for among other items, introduction of a de minimis rule, significant impediment to effective competition test as the standard for the assessment of mergers and acquisitions, a commitment mechanism through which companies can discontinue its anti-competitive implications in order to close pending investigations and new powers for the TCA to request that courts annul administrative transactions and regulations that produce anti-competitive impacts similar to the conduct prohibited in the Competition Act.
     Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2009 Progress Report prepared by the European Commission reiterates that the level of alignment is high, administrative capacity and operational independence of the TCA are satisfactory and competition rules are enforced effectively by the TCA.
     However, under the EU legislation there is also the issue of monitoring state aids which does not fall under the competence of the TCA. Currently, there is no legislation in Turkey regarding monitoring and supervision of state aids in line with the relevant acquis communautaire. Several benchmarks are expected to be met in the state aid field to ensure opening of the Competition Policy chapter for negotiations.
     The TCA actively follows the meetings of Organization for Economic Cooperation and Development (OECD), United Nations Conference on Trade and Development (UNCTAD) and International Competition Network (ICN) via written and oral presentations. In 2008, the TCA signed a Memorandum of Understanding on Competition with the Portuguese Competition Authority aiming to promote cooperation in the field of competition law and policy.
     INTELLECTUAL PROPERTY
     Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to this Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

     After the foundation of the Republic, Turkey ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.
     Under Decree Law No. 544, which became effective in June 1995, a government authority with financial and administrative autonomy, named the Turkish Patent Institute (“TPI”), was established to adapt the modern industrial property system of the developed world. Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Furthermore, Law No. 5194 amended other Decree Laws which provided protection for patents, trademarks, industrial design and geographical indications came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized.
     The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information to the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.
     A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.
     Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of EPC with the international laws, particularly TRIPS and Patent Law Treaty (PLT).
     In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states, which are effective from the date of the first application. This Decree incorporates provisions of the law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.
     Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 79 states are party as of July 2009. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that had not been able to accede to the Agreement.
     The Trademark Law Treaty is currently in effect in 45 countries as of September 2006 and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the procedure safe for the owners of marks and their representatives.
     The Turkish Patent Decree Law No. 551 provides a legal framework for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation

Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an international patent application.
     Turkey ratified the Locarno Agreement in November 30, 1998 establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.
     The Law on the Protection of Topographies of Layout-Designs of Integrated Circuits (Law No. 5147) and its Implementing Regulation were entered into force in April 30, 2004 and December 30, 2004 respectively.
     A coordination council has been established in 2008. It aims, among other things, to coordinate the relevant governmental bodies in order to increase the effective enforcement and implementation of intellectual property rights (IPRs). The council is headed by Undersecretaries of the Ministry of Industry and Trade and the Ministry of Tourism and Culture. The council is composed of both the relevant governmental bodies and the Turkish Union of Chambers and Commodity Exchanges, the highest body representing the private sector.
     In 2007, the European Union (“EU”) identified the opening benchmark for “Chapter 7 (Intellectual Property Law)”. An action plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including, but not limited to, Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis. Negotiations with the EU on closing the various benchmarks have been continuing.
     The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Czech Republic, Denmark, France, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden. Furthermore, protocols were recently signed with China on December 16, 2008, Tunisia on December 17, 2008, Syria on February 17, 2009, and Albania on June 19, 2009.
     The overall share of R&D (both public and private) expenditures in GDP increased from 0.58% in 2006 to 0.73% by the end of 2008. As it was announced in the Program of the 60th Government, the public sector R&D expenditures are expected to reach 2% by the year 2013.
INTERNATIONAL AGREEMENTS RATIFIED BY TURKEY

				Recent
	Establishment	Number of	Turkey’s	Developments and
NAME	Date	Parties	Position	Participation
Convention Establishing Word Intellectual Property Organization	1967	184	YES	May 12, 1976
Agreement Establishing World Trade Organization (WTO)	1995	153	YES	March 26, 1995
European Patent Convention (EPC)	1973	37	YES	November 1, 2000
IP PROTECTION
Paris Convention for the Protection of Industrial Property	1883	173	YES Since October 10, 1925 London Act.	Stockholm Act . Article (1-12) Since 1995 Article (13-30) Since 1976
Patent Law Treaty (PLT)	2000	25	Signed January 02, 2000	Not ratified
Trademark Law Treaty (TLT)	1994	45	YES	January 1, 2005
Singapore Treaty on the Law of Trademarks	2006	19	Signed March 28, 2006	Not ratified

				Recent
	Establishment	Number of	Turkey’s	Developments and
NAME	Date	Parties	Position	Participation
GLOBAL PROTECTION SYSTEM
Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	72	YES	November 30, 1998
The Hague Agreement Concerning the International Deposit of Industrial Designs (Geneva Act.)	1999	57	YES	January 1, 2005
Protocol Relating to Madrid Agreement	1989	81	YES	January 1, 1999
Patent Cooperation Treaty (PCT)	1970	142	YES	January 1, 1996
CLASSIFICATION
Locarno Agreement Establishing an International Classification for Industrial Designs	1968	51	YES	November 30, 1998
Nice Agreement Concerning the International Classification of Goods and services for the Purposes of Registration of Marks	1957	83	YES	January 1, 1996
Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	61	YES	January 1, 1996
Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	28	YES	January 1, 1996
Statistics Regarding Industrial Property Rights Applications

	2005	2006	2007	2008	2009
Number of Patent Applications	3461	5165	6189	7137	7241
Number of Utility Model Applications	1,924	2,456	3,016	2,986	2882
Number of Trademarks Applications	60,417	66,855	72,633	74,991	71604
Number of Industrial Designs Applications	5,330	6,023	6,544	6,578	6331

	2005	2006	2007	2008	2009
Number of Patents Granted	3172	4305	4790	4869	5610
Number of Utility Models Issued	977	1690	2181	1869	2179
Number of Trademarks Registered	34672	41587	55020	47325	56921
Number of Industrial Designs Registered	5140	6069	6348	6322	5832
     SOCIAL SECURITY SYSTEM
The pay as you go social security system in Turkey has been run by the Social Security Institution (SSI) since 2006. SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services.

Before 2006 there were three different social security institutions which provided service to all insured depending on their working status (worker, self employed, civil servant). Because of this complicated system insured were receiving unfairly different levels of services and retirement parameters differed depending on the status of the insured. In addition, the budget deficits of these institutions were growing rapidly. Because of these reasons, studies on a fair and financially sustainable social security reform had begun in early 2000s.
     The Turkish social security system has recorded an increasing deficit in recent years. Total budgetary transfers to the SSIs equaled approximately 5.52% of GDP in 2009, which is the highest total transfer from budget of the preceding five years. The total budgetary transfers to SSIs equaled 3.59% of GDP in 2005, 3.02% of GDP in 2006, 3.92% of GDP in 2007 and 3.68% in 2008. The principal factors contributing to the SSIs deficits in 2009, and their resulting need to receive budgetary support included low premium collection rates, the increasing rate of health and insurance expenditures and increasing government subsidies.
The most important parameters of the social security system which have been amended by the Social Security and Universal Health Law (Law No. 5510) in 2008 are provided in the below table.

	Before the Reform	Law 5510 as amended by
	initiation	Law No. 5754
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035

Contribution Period (SSK)	7000 days	7200 days

Reference Period	Whole Working Life	Whole Working Life

Valorization of Contribution for SSK and BK	100% real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth

Replacement Rate	• (For SSK and BK members) 3.5% for the first 10 years; 2% for the next 15 years; and 1.5% for the remaining years	2% (accrual rate will be implied as 3% for the current insured (who did not complete 3600 days of contribution) until such insured completes the required 3600 contribution days)

• (For ES) In addition to 50% base, 1% increase for each year

Increase in Pensions	Indexed to CPI	Indexed to CPI

Source: UT
     Law No. 4632 (Individual Pension Savings and Investment System) aims to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improve the welfare level by providing a supplementary income during retirement and (c) contribute to economic development by creating long-term resources for the economy and thereby increasing employment. The pension companies started to sell their pension products as of October 27, 2003. As of the end of 2009, there were 13 companies, a total of 1,987,940 participants and a total of 2,203,886 active contracts in the system. As of the end of 2009, the total amount of funds in the system is TL 9,097 million (approximately $6.087 billion).
     Besides reducing the differences between the services that the insured received, one of the most important aims of the reform was to balance the rapidly growing deficits of the social security system which are given in the following table.
Table No. 15

	Revenues and Expenditures of Social Security Institutions
Million TL	2005	2006	2007	2008	2009

Revenues	41,249	53,831	56,875	67,257	78,073
Expenditures	59,941	71,867	81,915	93,159	106,775
Rev. — Exp.	-18,692	-18,037	-25,041	-25,902	-28,703
Budgetary Transfers (BT)	23,322	22,892	33,060	35,016	52,599
BT as % of GNP	3.59%	3.02%	3.92%	3.68%	5.52%

Source: SSI
Below are the goals of the health service reform:

•	Implementation of general health insurance which covers entire population

•	Implementation of family medicine
The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for an employer, 1% for an employee and 1% for the state where an employee earns his or her salary. Eligibility criteria for unemployment benefit are:
•	To pay unemployment insurance premiums for at least 600 days in the last 3 years

•	To pay unemployment insurance premiums in the last 120 days

•	The employment contract must be terminated by the employer
By May 2010, the total asset value of the Unemployment Insurance Fund reached 43.5 billion TL.
EXCHANGE RATES AND EXCHANGE POLICIES
     The Central Bank implemented a floating exchange rate regime in 2003. The floating exchange rate regime continued to be operative in 2005. Under this regime, exchange rates were determined by the supply and demand conditions in the foreign exchange market and the Central Bank did not have any targets for exchange rate levels. This framework also included discretionary volatility interventions and foreign exchange auctions with the purpose of reserve accumulation.
     The Central Bank had been pursuing a reserve accumulation strategy since 2002, considering the need for future external debt service of the public sector and, in the long term, gradually reducing the Foreign Exchange Deposit Accounts with Credit Letters. Therefore, the Central Bank held foreign exchange auctions when there was excess foreign exchange supply. Unlike the previous years, however, the Central Bank started to announce the annual auction program and strictly adhered to the announced program in 2005. The aims of announcing the auction program were to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime. In this framework, the total daily amount of auctions for the year 2005 was determined as $15 million and an additional selling option up to 200% of the total amount sold in the auction was granted to the winning institution. Accordingly, the maximum daily amount that can be purchased equaled $45 million, with $15 million of auction amount and $30 million of optional selling amount.
     On the other hand, in addition to the foreign exchange auctions, as a reaction to the excess volatility of the foreign exchange rates, the Central Bank intervened in the foreign exchange markets six times in 2005. Central Bank closely monitors the foreign exchange markets and intervenes in order to prevent potential or future excess volatility in exchange rates in both directions. Since October 21, 2005, the data on direct foreign exchange purchase or sale interventions has been to be published on the website of the Central Bank for the purpose of transparency.
     In 2005, the negotiations with the European Union regarding Turkey’s full membership, the interest rate decisions of the Federal Reserve (FED), the IMF Reviews and the rising oil prices were the major sources of the fluctuations in the exchange rate movements. The first intervention was made in January 2005, when the FX supply increased considerably due to favorable market expectations resulting from the anticipation that a 3-year stand-by agreement would be made with the IMF. Later on, because of various factors such as lower than expected monthly inflation figures for February 2005, and increased international demand for YTL denominated instruments, an excess volatility occurred in the FX markets and this led the Central Bank to purchase another $2.4 billion in March 9, 2005. The third intervention to the FX markets in 2005 was in June due to the ongoing positive expectations about the Turkish economy that resulted in excessive volatility in USD/YTL FX rate. Improved expectations that the FED funds rate would not reach higher levels, depreciation of the USD in international markets, and the intense interest of foreign investors for TL led the USD/YTL exchange rate to continue its downward trend in July. On July 22, 2005, the Central Bank purchased $2.4 billion through direct intervention. The Central Bank does not only intervene when there is excess volatility, it can also intervene when volatility is likely. The intervention that was made the day after the beginning of the negotiations with the EU on October 3, 2005 is an illustration of such a case, since the Central Bank withdrew $3.3 billion from the market due to the anticipated volatility in exchange rates. Finally, on November 18, 2005, as a result of the increased global liquidity and the international depreciation of the USD, the Central Bank withdrew $3.2 billion from the market so as to prevent both the current and the anticipated volatility.

     To sum up, the Central Bank purchased foreign exchange throughout the year 2005, since the foreign exchange supply increased more than the foreign exchange demand due to the favorable global liquidity conditions, expectations about the Turkish economy, the downward trend in the inflation rates and ongoing reverse currency substitution, which resulted in excess volatility in foreign exchange markets. As a result, the Central Bank bought a total amount of $22,007 million in 2005; of which $14,565 million stemmed from the six interventions and $7,442 million stemmed from the 242 daily foreign exchange buying auctions.
     In 2006, the Central Bank continued to implement a floating exchange rate regime. Under this framework, exchange rates were determined by the demand and supply conditions in the foreign exchange market and the Central Bank does not target any level of exchange rates. However, the Central Bank retains the option of using discretionary intervention to prevent excessive exchange rate volatility. Besides, the Central Bank may conduct foreign exchange purchase auctions, the terms and conditions of which are announced in advance, to improve the international reserve position conditional on the strength of the balance of payments position and the reverse currency substitution.
     Until May 2006, the favorable economic environment in Turkey had been supported by positive inflation and growth outlook, the encouraging developments regarding the EU accession negotiation process, and the flow of international liquidity to emerging markets. All these served for higher capital inflows to Turkey and proper ground for foreign exchange buying auctions. However, starting from May 16, 2006, the Bank decided to suspend daily FX buying auctions for a certain period of time and on June 13, 2006 and June 23, 2006, the Central Bank decided to directly intervene in the market by selling foreign currency in order to prevent the excessive volatility observed in the foreign currency market due to global liquidity conditions. In these interventions, total amounts of $0.5 billion and $0.8 billion were sold, respectively. Moreover, as the demand for foreign exchange has increased and there was excess New Turkish Lira liquidity in the markets, the Central Bank announced that it would hold foreign exchange selling auctions to reduce the excessive volatilities in exchange rates if necessary. In this context, the Central Bank also sold $1 billion in two foreign exchange sale auctions held on June 26-27, 2006.
     Following the measures taken by the Central Bank against the volatility in financial markets in May and June 2006 and improved global liquidity conditions, the foreign exchange market became relatively stable. For this reason, the Central Bank decided to resume foreign exchange buying auctions as of November 10, 2006. Accordingly, the maximum daily amount to be purchased in the auctions has been set at $45 million, with $15 million for auction amount, and $30 million for optional selling amount (200% of the total amount sold).
     The Central Bank continued to implement the floating exchange rate regime in 2007 and 2008 in compliance with the principles mentioned above. In its announcement entitled “Monetary and Exchange Rate Policy in 2007”, the Central Bank announced the maximum daily FX amount to be purchased in the auctions for 2007 as $45 million, with $15 million for auction amount and $30 million for optional selling amount. It was also indicated that foreign exchange buying auctions would continue within the framework of the program announced unless extraordinary differences were observed in foreign exchange liquidity.
     During the January-July 2007 period, the Central Bank conducted foreign exchange purchasing auctions consistent with the principles stated earlier in its announcement. However, starting from the end of July, due to the ending of general elections and positive expectations on macroeconomic policies being in place, it was considered that the capital inflows to Turkey would remain strong and residents might not be as willing to increase their foreign exchange deposit accounts as they had been in the previous period and thus, the foreign exchange supply would gradually increase compared to the foreign exchange demand unless dramatic changes in the international liquidity conditions occur. Therefore, starting from July 25, 2007, the maximum daily amount to be purchased in the auctions was increased to $120 million, with $40 million of auction amount and $80 million of optional selling amount with the aim of accelerating the foreign exchange reserve build-up. However, in line with the developments in the emerging markets triggered by unfavorable developments in the housing and credit markets of developed countries, markets in Turkey have become increasingly volatile. Against this background, the maximum daily amount to be purchased in auctions has been reduced again to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of August 15, 2007. Finally, as the measures towards easing the problems experienced by central banks in the housing and credit markets triggered strong capital inflows to Turkey along with other developing countries via reducing the volatilities in these markets and generating a further increase in global risk appetite, the maximum daily amount to be purchased in daily auctions was increased to a maximum amount of $90 million, $30 million of which as auction amount and $60 million as optional selling amount to be held as of October 9, 2007. In this framework, a total of $9.9 billion in foreign currency was purchased through the regular auctions in 2007 and the Central Bank did not exercise any direct intervention into the markets in this year.
     FX purchase auctions continued at the beginning of 2008 with the maximum daily amount of $90 million as announced in its policy document titled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. However, the Central Bank revised downward the maximum daily amount to be purchased in auctions to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of March 10, 2008, owing to the unfavorable developments in the housing and credit markets of the developed countries, which increased the exchange rate volatility in Turkish FX markets. Later, with the deepening of global financial problems, foreign exchange buying auctions were suspended as of October 16, 2008 in order to improve the foreign exchange liquidity conditions of the Turkish banks. Furthermore, the Central Bank started to inject foreign exchange liquidity into the market through foreign exchange selling auctions as of October 24, 2008, since unhealthy price formations were witnessed due to a decrease in the depth of the foreign exchange market, setting the daily selling amount at $50 million. However, the FX sales auctions were held on only two working days and the Central Bank suspended the selling auctions on October 30, 2008 as a result of favorable developments in the global markets.
     As a result, $7.5 billion (net) was purchased through sales-purchase auctions in 2008, while there was no direct intervention in the FX market. As of end 2008, the gross foreign exchange reserves of the Central Bank amounted to $71 billion.
     The Central Bank continued to implement the floating exchange rate regime in 2009 along with the inflation-targeting regime. In its policy document entitled “Monetary and Exchange Rate Policy for 2009”, the Central Bank indicated that having a strong foreign exchange reserve position was the general strategy of the Bank and in case of a recovery in liquidity conditions due to developments in international markets, the Bank may, with prior notice, resume foreign exchange buying auctions. The Central Bank further stated that foreign exchange selling auctions could be held, should exchange rate formation be deemed as unhealthy due to possibly insufficient market depth. Accordingly, to ensure efficient operation of the foreign exchange market through supporting liquidity, the Central Bank resumed foreign exchange selling auctions on March 10, 2009, with the daily sale amount set as $50 million. A total of $900 million was sold in the 18 auctions held through April 2, 2009, when concerns about the depth of the foreign exchange market eased due to favorable developments in global markets.
     As a result of positive expectations related to the global economy in early August 2009, global liquidity and risk appetite have regained strength, causing an increase in capital inflows to Turkey and the foreign exchange market became relatively stable. Taking this opportunity to build up foreign exchange reserves, the Central Bank decided to resume foreign exchange buying auctions beginning August 4, 2009. The maximum daily amount to be purchased in auctions was set at $60 million, of which $30 million is optional. The total amount of foreign exchange purchased in 2009 auctions was $4.3 billion. The Central Bank did not exercise any direct intervention into the markets in 2009. As a result, gross foreign exchange reserves of the Central Bank stood at $70.7 billion as of December 31, 2009.
     In addition to foreign exchange sale and purchase operations, the Central Bank took several other measures in years 2008 and 2009 regarding FX markets to strengthen the FX liquidity conditions of the banks and to contain the adverse effects of the global financial turmoil on the functioning of the foreign exchange markets. For a detailed description of those policy measures, please see the “Monetary Policy and Inflation” section below.
     Table No. 16

	Central Bank Direct Interventions and Auctions in (million USD)
	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2005	14,565	—	7,443	—
2006	5,441	2,105	4,296	1,000
2007	—	—	9,906	—
2008	—	—	7,584	100
2009	—	—	4,314	900

Source: CBT.

     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:
Table No. 17
Exchange Rates (1)

		Turkish		Turkish
		Lira		Lira
Period	Turkish Lira	per	Turkish Lira	per
Average	per	Deutsche	per	Japanese	Turkish Lira per
Year	U.S. Dollar	Mark	Euro	Yen	Currency Basket
2005	1.34726	—	1.67759	1,22577	2.63900	(2)
2006	1.43801	—	1.80868	1.23699	2.83070	(2)
2007	1.30779	—	1.78676	1.10935	2.68360	(2)
2008	1.29915	—	1.90492	1.26480	2.76594	(2)
2009	1.55453	—	2.16089	1.66189	3.21842	(2)
Period End At December 31st
2005	1.34950	—	1.59810	1.14490	2.58004	(2)
2006	1.41990	—	1.86760	1.19510	2.85795	(2)
2007	1.17030	—	1.71840	1.03470	2.49350	(2)
2008	1.5196	—	2.1511	1.6843	3.175947	(2)
2009	1.5130	—	2.1707	1.6410	3.18444	(2)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and EUR0.77.

Source: CBT
INTERNATIONAL LENDING
     In 2002, the International Monetary Fund (the “IMF”) Executive Board and Turkey agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provided for international lending of up to SDR 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche under the 2002-2004 Stand-By Arrangement on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2003, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006.
     On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. On December 14, 2004, an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR2 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance was expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006.
     On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF

[2]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.583210 on September 25, 2009.

mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to Turkey.
     On May 8, 2006, an IMF mission started program review discussions under the 2005-2008 Stand-By Arrangement. On May 22, 2006, it was announced that the discussions under the third and fourth reviews of the 2005-2008 Stand-By Arrangement were completed and that an agreement had been reached on the draft letter of intent. The new Letter of Intent was signed and submitted to the IMF on July 7, 2006. On July 28, 2006, it was announced that the third and fourth reviews of the 2005-2008 Stand-By Arrangement were approved by the IMF Executive Board and an amount equivalent to SDR 1,249.2 million (approximately $1,849.0 million as of September 27, 2006) was made available for release to Turkey. On October 23, 2006, it was announced that the IMF mission had concluded its discussions related to the fifth review of the 2005-2008 Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on November 27, 2006. The fifth review was approved by the IMF Executive Board on December 13, 2006 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.13 billion, as of December 13, 2006) was made available for release to the Republic. On April 12, 2007, it was announced that discussions on the sixth review under Turkey’s 2005-2008 Stand-By Arrangement were concluded and an agreement on the draft Letter of Intent was reached. The sixth review was approved by the IMF Executive Board on May 18, 2007 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.1 billion, as of May 15, 2007) was made available for release to The Republic. On December 21, 2007, it was announced that discussions on the seventh review under the Republic’s 2005-2008 Stand-By-Arrangement were concluded and an agreement on the draft Letter of Intent was reached. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By-Arrangement.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy (“CAS”) to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The CAS initially envisaged a World Bank lending program in an amount up to $4.5 billion. On December 2, 2005, it was announced that the Republic and the World Bank agreed to a one-year extension of the CAS program, which increased the total size of World Bank lending to the Republic to $6.5 billion for the 2003-2007 period. In fiscal years 2004 to 2007 (the fiscal year for the World Bank begins July 1 and ends June 30), the World Bank committed $1.59 billion, $1.80 billion, $1.35 billion, and $1.36 billion, respectively, as program and project loans.
     On June 17, 2004, the Board of Directors of the World Bank approved the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion aiming to provide support to the Republic’s financial and public sector reform program while ensuring that social programs are adequately funded. The first tranche of this loan, amounting to $500 million, was disbursed on July 5, 2004 and the second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included the enactment of the Agriculture Law (Law No. 5488); preparation of the strategic plan of Banking Regulation and Supervision Agency (BRSA) and the institutional development plan of the SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of a plan for the privatization of Halkbank; and finalization of the Vakifbank privatization. On July 29, 2006, the Board of Directors of the World Bank approved the Programmatic Public Sector Development Policy Loan (“PPDPL”) in the amount of $500 million. This loan supported Turkey’s public sector reform efforts in the areas of social security and social assistance, public finance and expenditure management and public administration and governance. In 2007, the World Bank supported economic policies through the Competitiveness and Employment Development Policy Loan (“CEDPL”) of $500 million in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills. The CEDPL was approved on June 28, 2007 by the Board of Directors of the World Bank and the total amount of the loan was released on July 20, 2007.
     On May 28, 2009, the Executive Board of the World Bank approved financing of $500 million from the International Bank for Reconstruction and Development for Turkey’s Private Sector Renewable Energy and Energy Efficiency Project along with a $100 million financing program from the Clean Technology Fund for the same project. On June 11, 2009, the Executive Board of the World Bank approved the Programmatic Electricity Sector Development Policy Loan-I with a total funding of €€548.4 million (approximately $800 million). On March 23, 2010, the Executive Board of the World Bank approved the Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL”) with a total funding of €€931 million (approximately $1.3 billion). On June 15, 2010, the Executive Board of the World Bank approved the Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (“ESES DPL II”) with a total funding of €€519,6 million (approximately $700 million) and a loan of $500 million to Türkiye Kalkınma Bankası A.Ş., T.C. Ziraat Bankası A.Ş. ve Türkiye Vakıflar Bankası T.A.O. for a “Second Access to Finance for Small and Medium Enterprises (SMEs) Project” with a guarantee provided by the Turkish Treasury. On June 29, 2010, a loan and a guarantee agreement in the amount of €€178.2 million (approximately $240 million) were signed among World Bank, Iller Bankası and Undersecretariat of Treasury.

FOREIGN TRADE AND BALANCE OF PAYMENTS
FOREIGN TRADE
     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2005 to 2008, total exports increased at an average annual rate of 19.9. The value of Turkey’s exports rose from approximately $73.5 billion in 2005 to approximately $132 billion in 2008. However in 2009, the increasing trend in exports was interrupted by global economic crisis as Turkey’s trade partners went into serious economic recession. Therefore, Turkish export performance was hit by reduced export demand from countries, especially in the EU and decreased by approximately 23.3% in 2009, compared to the previous year.
     In 2009, total exports were realized as $102.1 billion, a 22.6% decline when compared to 2008. In the meantime, because national income was also reduced, import demand fell considerably by 30.0%. Since imports declined more than exports, the global financial crisis had some positive effects on trade balance and hence on the current account balance. Although, the trade deficit (including shuttle trade) and the current account deficit were $53.0 billion and $41.9 billion in 2008 respectively, the trade deficit fell to $24.9 billion and the current account deficit fell significantly to $14.0 billion in 2009. The contraction in imports stemmed partly from the decline in energy prices and partly from the slowdown in economic activity. In a period of limited foreign financing facilities, the decrease in the current account deficit eased the financing of current account deficit.
     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products in total exports was 3%. In 2009 this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. For example, disregarding the results due to the economic crisis, while textiles and clothing products increased 1.01% to $22.8 billion in 2008, exports of food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 32% to $74.8 billion.
     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.
     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.
     Turkey’s principal trading partners have traditionally been EU member countries. In 2009, EU member countries accounted for 46.0% of total exports and 40.2% of total imports, compared to 48.0% and 37.0%, respectively, in 2008. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2009 compared to 9.8% in 2008.
     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.
     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:
Table No. 18

Terms of Trade-Foreign Trade, Value, Volume
	2005	2006	2007	2008	2009
in billions of U.S dollars
Exports f.o.b (1)	73.5	85.5	107.3	132.0	102.1
Imports c.i.f (2)	116.8	139.6	170.1	202.0	140.9
Consumption goods	14.0	16.1	18.7	21.5	19.3
Capital goods	20.4	23.3	27.1	28.0	21.5
Intermediate goods	81.9	99.6	123.6	151.7	99.4
Oil	8.6	10.7	11.8	15.6	6.4
Other	73.3	88.9	111.8	136.1	93.0
Total Exports	(percentage change from previous year)
Value	16.3	16.4	25.4	23.1	-22.6
Price	6.0	3.5	12.7	15.5	-16.1
Volume(3)	10.5	12.0	11.1	6.2	-7.2
Total Imports(2)
Value	19.7	19.5	21.8	18.8	-30.2
Price	7.1	8.8	9.8	20.6	-20.1
Volume(3)	11.9	8.5	12.8	-1.5	-12.7
Terms of Trade	-1.3	-4.5	3.1	-3.8	4.3
Source: SPO, TURKSTAT

(1)	Excluding transit trade and shuttle trade.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained by dividing value changes by price changes.
     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:
Table No. 19

	Exports (FOB)* by Sectors and Commodity
	Annual					Percentage Change
	2005	2006	2007	2008	2009	2006/05	2007/06	2008/07	2009/08
	(in millions of U.S. dollars unless otherwise
	indicated)
Agricultural and Forestry	3,329	3,481	3,725	3,937	4,347	4.6	7.0	5.7	10.4
Agriculture and farming of animals	3,314	3,467	3,709	3,924	4,336	4.6	7.0	5.8	10.5
Forestry and logging	14.8	14	16	13	11	-5.9	13.4	-17.0	-18.3
Fishing	139.5	130.9	158.3	240.3	189.0	-6.2	20.9	51.9	-21.4
Fishing	139.5	130.9	158.3	240.3	189.0	-6.2	20.9	51.9	-21.4
Mining and Quarrying	810	1,146.3	1,660.9	2,155.2	1,682.7	41.5	44.9	29.8	-21.9
Mining of coal, lignite and peat	2.6	1.2	1.9	20.9	1.5	-53.5	60.3	979.8	-92.9

	Exports (FOB)* by Sectors and Commodity
	Annual					Percentage Change
	2005	2006	2007	2008	2009	2006/05	2007/06	2008/07	2009/08
	(in millions of U.S. dollars unless otherwise
	indicated)
Crude petroleum and natural gas	12.2	1.1	4.3	61.0	101.1	-90.7	284.5	1301.8	65.9
Mining of uranium and thorium ores
Metal ores	247.9	468.4	853.4	1026.5	689.1	88.9	82.2	20.3	-32.9
Other mining and quarrying	547.5	675.6	801.2	1046.8	890.9	23.4	18.6	30.7	-14.9
Manufacturing	68,813	80,246	101,082	125,188	95,436	16.6	26.0	23.8	-23.8
Food products and beverages	4,272	4,339	5,164	6,476	5,931	1.6	19.0	25.4	-8.4
Tobacco products	121.8	182	195	277	266	49.0	7.3	42.1	-3.9
Textiles	8,743	9,266	10,805	11,323	9,559	6.0	16.6	4.8	-15.6
Apparel	9,925	10,175	11,795	11,504	9,603	2.5	15.9	-2.5	-16.5
Luggage, saddlery and footwear	370.2	436	559	607	498	17.9	28.0	8.6	-17.9
Products of wood and cork	249.9	336	455	535	510	34.4	35.5	17.5	-4.7
Paper and paper products	559.2	601	836	1,052	982	7.6	39.0	25.9	-6.7
Printing and publishing	105.0	108	130	145	148	2.5	21.0	11.4	1.8
Coke, petroleum products and nuclear fuel	2,519	3,402	4,922	7,325	3,630	35.0	44.7	48.8	-50.4
Chemicals and chemical products	2,818	3,481	4,057	4,995	4,299	23.5	16.5	23.1	-13.9
Rubber and plastic products	2,486	3,016	3,930	4,750	4,035	21.3	30.3	20.9	-15.1
Other non-metallic minerals	2,687	2,799	3,398	4,321	3,768	4.2	21.4	27.2	-12.8
Manufacture of basic metals	6,888	9,334	12,349	22,570	15,103	35.5	32.3	82.8	-33.1
Manufacture of fabricated metal products (exc. machinery)	2,685	3,350	4,251	5,531	4,470	24.8	26.9	30.1	-19.2
Manufacture of machinery and equipment	4,865	6,006	8,032	9,763	8,069	23.4	33.7	21.6	-17.4
Office, accounting and computing machinery	69.5	89	130	135	101	27.8	46.1	4.2	-25.7
Electrical machinery and apparatus	1,933	2,822	4,106	4,975	4,098	46.0	45.5	21.2	-17.6
Communication and apparatus	3,150	3,088	2,766	2,277	1,926	-2.0	-10.4	-17.7	-15.4
Medical, precision and optical instruments, watches	197.5	244	337	404	367	23.5	38.2	19.9	-9.1
Motor vehicles and trailers	10,226	12,677	17,016	19,362	12,868	24.0	34.2	13.8	-33.5
Other transport	1,707	2,140	2,747	3,360	2,418	25.4	28.4	22.3	-28.0
Furniture	2,238	2,356	3,101	3,500	2,786	5.3	31.6	12.9	-20.4
Recycling
Electricity, Gas and Water Supply	103.4	123.6	168.8	73.3	139.7	19.5	36.6	-56.6	90.6
Electricity, gas and steam	103.4	123.6	168.8	73.3	139.7	19.5	36.6	-56.6	90.6
Wholesale and Retail Trade	279.8	405.4	473.9	430.5	330.6	44.9	16.9	-9.2	-23.2
Wholesale and retail trade	279.8	405.4	473.9	430.5	330.6	44.9	16.9	-9.2	-23.2
Other Business Activities	0.3	0.4	1.4	1.9	1.2	64.5	229.1	34.5	-33.7
Other business activities	0.0	0.4	1.4	1.9	1.2	64.5	229.1	34.5	-33.7
Social and Personal Activities	0.9	1.4	1.4	1.7	2.4	50.2	-2.4	23.5	45.7
Total	73,476	85,535	107,272	132,027	102,129	16.4	25.4	23.1	-22.6

*	Excluding shuttle and transit trade

Source: TURKSTAT
     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”
     The following table presents Turkey’s exports by country for the periods indicated:

Table No. 20

	Export (fob) by Country
	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
	(in thousands of US dollars, unless otherwise indicated)					(percent share)
Total	73,476,408	85,534,676	107,271,750	132,027,196	102,128,668	100.0	100.0	100.0	100.0	100.0

A- EU COUNTRIES (27)	41,364,962	47,934,746	60,398,502	63,390,419	46,984,546	56.3	56.0	56.3	48.0	46.0

B-FREE ZONES IN TURKEY	2,973,224	2,967,219	2,942,876	3,008,061	1,957,113	4.0	3.5	2.7	2.3	1.9

C-BORDER TRADE CENTERS	—	—	285	6,624	—	—	—	0.003	0.005	—

D-OTHER COUNTRIES	29,138,222	34,632,711	43,930,087	65,622,092	53,187,009	39.7	40.5	41.0	49.7	52.1
1-Other European Countries	5,855,304	7,961,672	10,842,681	15,678,083	11,358,114	8.0	9.3	10.1	11.9	11.1
2-North African Countries	2,544,398	3,096,665	4,029,683	5,850,262	7,447,344	3.5	3.6	3.8	4.4	7.3
3-Other African Countries	1,086,849	1,469,127	1,946,661	3,212,341	2,732,016	1.5	1.7	1.8	2.4	2.7
4-North American Countries	5,275,698	5,439,399	4,540,601	4,801,535	3,563,478	7.2	6.4	4.2	3.6	3.5
5-Central America and Caraips	410,753	548,451	548,835	828,687	596,763	0.6	0.6	0.5	0.6	0.6
6-South America Countries	273,783	340,598	513,719	901,401	677,747	0.4	0.4	0.5	0.7	0.7
7-Near And Middle Eastern	10,184,230	11,315,751	15,081,322	25,430,395	19,186,982	13.9	13.2	14.1	19.3	18.8
8-Other Asian Countries	3,028,878	3,941,556	5,227,250	7,074,123	6,703,788	4.1	4.6	4.9	5.4	6.6
9-Australia and New Zealand	270,794	327,020	342,812	435,326	359,987	0.4	0.4	0.3	0.3	0.4
10-Other Countries	207,536	192,474	856,524	1,409,938	560,790	0.3	0.2	0.8	1.1	0.5

Selected country groups
OECD Countries	44,354,995	54,480,970	65,674,811	70,471,811	54,227,040	60.4	63.7	61.2	53.4	53.1
EFTA Countries	820,849	1,189,267	1,327,977	3,261,728	4,327,105	1.1	1.4	1.2	2.5	4.2

Organization of Blacksea Economic Co-operation	8,619,516	11,583,697	16,784,102	20,867,277	12,315,293	11.7	13.5	15.6	15.8	12.1

	Export (fob) by Country
	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
	(in thousands of US dollars, unless otherwise indicated)					(percent share)
Organization for Economic Co-operation	2,669,869	3,340,996	4,700,072	6,247,706	5,945,044	3.6	3.9	4.4	4.7	5.8
New Independent States	5,056,779	6,992,529	10,088,336	13,938,226	8,741,812	6.9	8.2	9.4	10.6	8.6
Turkish Republics	1,409,257	1,981,603	2,874,467	3,749,451	3,397,083	1.9	2.3	2.7	2.8	3.3
Organization of Islamic Conference	13,061,019	15,007,499	20,310,574	32,596,965	28,663,185	17.8	17.5	18.9	24.7	28.1

	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
Selected Countries (1)
-Germany	9,455	9,686	11,993	12,952	9,788	12.9	11.3	11.2	9.8	9.6
-United Kingdom	5,917	6,814	8,627	8,159	5,918	8.1	8.0	8.0	6.2	5.8
-Italy	5,617	6,752	7,480	7,819	5,892	7.6	7.9	7.0	5.9	5.8
-USA	4,911	5,061	4,171	4,300	3,225	6.7	5.9	3.9	3.3	3.2
-France	3,806	4,604	5,974	6,618	6,209	5.2	5.4	5.6	5.0	6.1
-Spain	3,011	3,720	4,580	4,047	2,824	4.1	4.3	4.3	3.1	2.8
-Russia	2,377	3,238	4,727	6,483	3,202	3.2	3.8	4.4	4.9	3.1
-Iraq	2,750	2,589	2,845	3,917	5,123	3.7	3.0	2.7	3.0	5.0
-Netherlands	2,470	2,539	3,019	3,144	2,124	3.4	3.0	2.8	2.4	2.1
-Romania	1,785	2,350	3,644	3,987	2,215	2.4	2.7	3.4	3.0	2.2
-U. A. E	1,675	1,986	3,241	7,975	2,899	2.3	2.3	3.0	6.0	2.8
-Greece	1,127	1,603	2,263	2,430	1,634	1.5	1.9	2.1	1.8	1.6
-Bulgaria	1,179	1,568	2,061	2,149	1,388	1.6	1.8	1.9	1.6	1.4
-Israel	1,467	1,529	1,658	1,935	1,528	2.0	1.8	1.5	1.5	1.5
-Belgium Luxembourg	1,292	1,381	1,736	2,122	1,816	1.8	1.6	1.6	1.6	1.8
-Ukrania	821	1,121	1,481	2,184	1,033	1.1	1.3	1.4	1.7	1.0
-Iran	913	1,067	1,441	2,030	2,025	1.2	1.2	1.3	1.5	2.0
-Poland	830	1,060	1,437	1,586	1,321	1.1	1.2	1.3	1.2	1.3
-Algeria	807	1,021	1,232	1,613	1,782	1.1	1.2	1.1	1.2	1.7
-Saudi Arabia	962	983	1,487	2,202	1,771	1.3	1.1	1.4	1.7	1.7

Total	73,476	85,535	107,272	132,027	102,129	72.4	70.9	70.0	66.4	62.4
Source: TURKSTAT, SPO

(1)	Countries are selected according to the highest total export values in the last three years.

     The value of imports increased from approximately $7.9 billion in 1980 to approximately $202 billion in 2008. In 2008, the EU accounted for 37.0% of Turkey’s total imports. However, with the global economic crisis the value of imports fell significantly to $140.9 billion in 2009 and the EU accounted for 40.2% of Turkey’s total imports.
     In 2009, of the main commodity groups, the share of intermediate goods in total imports was 70.6%, while the shares of capital goods and consumption goods in total imports were 15.2% and 13.7%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports from EU and EFTA were abolished. Turkey applies the EU’s common customs tariff on imports of industrial goods from developing nations, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture.
     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0%. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%.
     The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:
Table No. 21

	Imports (CIF) by Sector and Commodity
	2005	2006	2007	2008	2009	2006/05	2007/06	2008/07	2009/08
	(in millions of US dollars,
	unless otherwise indicated)					(% change)
TOTAL	116,774	139,576	170,063	201,964	140,869	19.5	21.8	18.8	-30.3

CAPITAL GOODS	20,363	23,348	27,054	28,021	21,469	14.7	15.9	3.6	-23.4
Capital goods (Except transportations vehicles)	17,120	19,665	23,366	23,256	18,389	14.9	18.8	-0.5	-20.9
Transportation vehicles incidental to industry	3,243	3,682	3,688	4,765	3,079	13.5	0.2	29.2	-35.4

INTERMEDIATE GOODS	81,868	99,605	123,640	151,747	99,447	21.7	24.1	22.7	-34.5
Unprocessed materials incidental to industry	6,027	7,320	10,038	13,692	7,983	21.5	37.1	36.4	-41.7
Processed materials incidental to industry	39,549	46,511	58,891	65,680	43,464	17.6	26.6	11.5	-33.8
Unprocessed fuels and oils	14,699	19,772	22,830	32,259	17,772	34.5	15.5	41.3	-44.9
Parts of investment goods	6,747	7,632	9,087	9,445	8,288	13.1	19.1	3.9	-12.3
Parts of transportation vehicles	7,427	8,685	10,455	11,264	7,830	16.9	20.4	7.7	-30.5
Unprocessed materials of food and beverages	866	779	1,685	3,154	2,074	-10.1	116.4	87.2	-34.2
Processed materials of food and beverages	762	950	858	1,742	1,205	24.7	-9.7	102.9	-30.8
Processed fuels and oils	5,791	7,955	9,796	14,511	10,831	37.4	23.1	48.1	-25.4

CONSUMPTION GOODS	13,975	16,116	18,694	21,489	19,282	15.3	16.0	15.0	-10.3
Automobiles	4,296	4,269	4,747	4,552	4,266	-0.6	11.2	-4.1	-6.3
Resistant consumption goods	1,839	2,297	3,027	3,531	2,619	24.9	31.8	16.6	-25.8
Semi-resistant consumption goods	2,506	3,248	3,914	4,808	4,087	29.6	20.5	22.8	-15.0
Non-resistant consumption goods	3,415	3,737	4,359	5,301	4,948	9.4	16.6	21.6	-6.7
Unprocessed of food and beverages	270	316	403	753	595	16.9	27.7	86.8	-21.0

	Imports (CIF) by Sector and Commodity
	2005	2006	2007	2008	2009	2006/05	2007/06	2008/07	2009/08
	(in millions of US dollars,
	unless otherwise indicated)					(% change)
Processed of food and beverages	645	755	954	1,121	1,001	17.1	26.3	17.5	-10.7
Gasoline	712	1,084	1,172	1,306	1,190	52.3	8.2	11.5	-8.9
Transportation vehicles not incidental to industry	292	411	118	117	577	40.6	-71.4	-0.4	392.3

OTHERS	567	508	675	707	671	-10.5	32.9	4.7	-5.0
Other goods not elsewhere specified	567	508	675	707	671	-10.5	32.9	4.7	-5.0

Source: SPO
     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 22

	Imports (CIF) by Country
	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
	(in thousands of US dollars, unless otherwise indicated)						(percent share)
Total	116,774,151	139,576,174	170,062,715	201,963,558	140,898,982	100.0	100.0	100.0	100.0	100.0

A-EU COUNTRIES (27)	52,695,793	59,400,922	68,611,562	74,802,363	56,583,320	45.1	42.6	40.3	37.0	40.2

B-FREE ZONES IN TURKEY	760,060	944,142	1,223,729	1,334,250	965,363	0.7	0.7	0.7	0.7	0.7
C-OTHER COUNTRIES	63,318,298	79,231,111	100,227,423	125,826,945	83,350,299	54.2	56.8	58.9	62.3	59.2
1-Other European Countries	20,385,906	25,695,361	34,253,510	44,196,490	25,883,403	17.5	18.4	20.1	21.9	18.4
2-North African Countries	4,212,112	4,878,401	3,616,397	5,267,239	3,541,894	3.6	3.5	2.1	2.6	2.5
3-Other African Countries	1,835,122	2,526,126	3,167,700	2,503,214	2,158,010	1.6	1.8	1.9	1.2	1.5
4-North American Countries	5,822,698	6,935,690	9,032,926	13,404,016	9,506,230	5.0	5.0	5.3	6.6	6.7
5-Central America and Caraips	287,280	334,966	448,291	560,444	475,745	0.2	0.2	0.3	0.3	0.3
6-South America Countries	1,747,404	2,130,616	2,671,179	3,259,762	2,286,192	1.5	1.5	1.6	1.6	1.6
7-Near And Middle Eastern	7,966,854	10,568,063	12,641,279	17,627,603	9,590,265	6.8	7.6	7.4	8.7	6.8
8-Other Asian Countries	20,581,162	25,657,979	33,658,278	38,087,261	29,128,043	17.6	18.4	19.8	18.9	20.7
9-Australia and New Zealand	321,399	398,688	671,742	876,169	647,843	0.3	0.3	0.4	0.4	0.5
10-Other Countries	158,360	105,221	66,122	44,747	132,675	0.1	0.1	0.0	0.0	0.1

Selected country groups
OECD Countries	66,106,955	77,812,573	91,856,829	102,901,946	75,132,426	56.6	55.7	54.0	51.0	53.3
EFTA Countries	4,439,552	4,522,434	5,774,587	6,217,519	2,780,556	3.8	3.2	3.4	3.1	2.0
Organization of Blacksea Economic Co-operation	20,480,090	27,021,455	34,808,872	45,632,225	28,294,449	17.5	19.4	20.5	22.6	20.1
Organization for Economic Co-operation	5,108,258	8,101,662	9,972,107	13,220,660	7,010,312	4.4	5.8	5.9	6.5	5.0
New Independent States	17,252,743	23,372,924	31,262,659	42,613,879	26,041,247	14.8	16.7	18.4	21.1	18.5

	Imports (CIF) by Country
	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
	(in thousands of US dollars, unless otherwise indicated)						(percent share)
Turkish Republics	1,267,479	1,967,429	2,669,249	4,278,503	2,873,525	1.1	1.4	1.6	2.1	2.0
Organization of Islamic Conference	14,459,182	19,110,794	21,524,428	29,178,544	17,968,868	12.4	13.7	12.7	14.4	12.8

	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
Selected Countries (1)
-Russia	12,906	17,806	23,506	31,365	19,448	11.1	12.8	13.8	15.5	13.8
-Germany	13,634	14,768	17,547	18,687	14,097	11.7	10.6	10.3	9.3	10.0
-China	6,885	9,669	13,224	15,658	12,676	5.9	6.9	7.8	7.8	9.0
-Italy	7,566	8,663	9,967	11,011	7,673	6.5	6.2	5.9	5.5	5.4
-France	5,888	7,240	7,832	9,022	7,091	5.0	5.2	4.6	4.5	5.0
-USA	5,376	6,261	8,144	11,976	8,569	4.6	4.5	4.8	5.9	6.1
-Iran	3,470	5,627	6,614	8,200	3,406	3.0	4.0	3.9	4.1	2.4
-United Kingdom	4,696	5,138	5,471	5,324	3,473	4.0	3.7	3.2	2.6	2.5
-Switzerland	4,054	4,015	5,269	5,588	1,999	3.5	2.9	3.1	2.8	1.4
-Southern Korea	3,485	3,556	4,369	4,091	3,118	3.0	2.5	2.6	2.0	2.2
-Japan	3,109	3,217	3,703	4,027	2,782	2.7	2.3	2.2	2.0	2.0
-Ukraine	2,651	3,059	4,518	6,106	3,156	2.3	2.2	2.7	3.0	2.2
-Romania	2,286	2,669	3,113	3,548	2,258	2.0	1.9	1.8	1.8	1.6
-Belgium-Luxemburg	2,241	2,477	2,869	3,151	2,451	1.9	1.8	1.7	1.6	1.7
-Saudi Arabia	1,889	2,252	2,440	3,322	1,687	1.6	1.6	1.4	1.6	1.2
-Netherlands	2,152	2,160	2,655	3,056	2,543	1.8	1.5	1.6	1.5	1.8
-Algeria	1,695	1,865	2,108	3,262	2,028	1.5	1.3	1.2	1.6	1.4
-Taiwan	1,530	1,649	1,884	1,684	1,342	1.3	1.2	1.1	0.8	1.0
-India	1,280	1,579	2,300	2,458	1,893	1.1	1.1	1.4	1.2	1.3

Total	116,774	139,576	170,063	201,963	140,899	74.3	74.3	75.0	75.0	72.2

(1)	The countries are chosen according to the total import values in the last three years.

Sources: TURKSTAT, SPO.
     As of December 31, 2009, Turkey’s gross international reserves were approximately $109.3 billion. As of December 31, 2009, gross foreign exchange reserves of the Central Bank were approximately $70.7 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $34.4 billion. However, in 2009, due to continuing global risk aversion, net portfolio outflows from Turkey were $2.267 million, compared to a $5.046 million outflow in 2008.
OTHER GOODS, SERVICES AND INCOME
     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).
     In 2009, Turkey’s tourism revenues decreased by 3.2% to $21.3 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were $5.2 billion in 2009, compared to $6.9 billion in 2008.
     Turkey’s receipts from all services amounted to approximately $33.0 billion in 2008, which represented a decrease of 5.2% from 2008. Current transfers amounted to $2.3 billion in 2009. On the other hand, the debit for all services and income account amounted to approximately $29.6 billion ($12.8 billion from income) in 2009, representing a decrease of 9.8% (a decrease of 14.7% for income) from 2008.
     BALANCE OF PAYMENTS
     The following table summarizes the balance of payments of Turkey for the periods indicated:
Table No. 23

in millions of US dollar	2005	2006	2007	2008	2009
CURRENT ACCOUNT	-22,198	-32,193	-38,311	-41,946	-13,961
Trade Balance	-33,080	-41,057	-46,795	-53,021	-24,894
Goods Exports	78,365	93,612	115,361	140,800	109,636
Goods Imports	-111,445	-134,669	-162,156	-193,821	-134,530
Services	15,267	13,612	13,344	17,121	16,305
Credit	26,763	25,549	28,930	34,824	33,029
Tourism receipts	18,152	16,853	18,487	21,951	21,250
Debit	-11,496	-11,937	-15,586	-17,703	-16,724
Income	-5,839	-6,656	-7,103	-8,159	-7,671
Credit	3,644	4,418	6,423	6,889	5,164
Interest Income	1,005	1,453	2,158	2,022	1,685
Debit	-9,483	-11,074	-13,526	-15,048	-12,835
Interest Expenditure	-5,010	-6,322	-7,477	-8,477	-7,256
Current Transfers	1,454	1,908	2,243	2,113	2,299
General Government	603	621	809	728	1,190
Other Sectors	851	1,287	1,434	1,385	1,109
Workers’ Remittances	851	1,111	1,209	1,431	934
CAPITAL ACCOUNT	0	0	0	0	0
FINANCIAL ACCOUNT	19,460	32,064	36,692	36,305	9,274
Direct Investment (net)	8,967	19,261	19,941	15,720	6,332
Portfolio Investment (net)	13,437	7,373	717	-5,046	196
Assets	-1,233	-4,029	-2,063	-1,276	-2,742
Liabilities	14,670	11,402	2,780	-3,770	2,938
Equity Securities	5,669	1,939	5,138	716	2,867
Debt Securities	9,001	9,463	-2,358	-4,486	111

in millions of US dollar	2005	2006	2007	2008	2009
General Government	9,351	9,463	-2,358	-4,486	111
In Turkey	5,934	6,129	-3,281	-5,073	-1,709
Abroad	3,417	3,334	923	587	1,820
Other Investment (net)	14,903	11,544	24,066	24,574	2,857
Assets	-578	-13,437	-4,853	-10,935	10,193
Liabilities	15,481	24,981	28,919	35,509	-7,336
Loans	11,605	19,403	27,659	30,138	-12,744
Monetary Authority	-2,881	0	0	0	0
General Government	-4,637	-5,223	-3,901	3,443	929
Banks	9,248	5,814	5,609	3,017	-4,129
Other Sectors	9,875	18,812	25,951	23,678	-9,544
Deposits	489	4,622	-3,323	3,387	4,587
in Monetary Authority	-787	-1,268	-1,450	-1,791	-901
in Banks	1,276	5,890	-1,873	5,178	5,488
Reserve Assets	-17,847	-6,114	-8,032	1,057	-111
NET ERRORS AND OMISSIONS	2,738	129	1,619	5,641	4,687

Source: CBT.
CURRENT ACCOUNT
     The current account deficit reached $22.1 billion in 2005, mainly due to the widening trade deficit. The expansion of domestic consumption together with the rapid rise in machinery equipment and construction investment contributed to import growth significantly. The increase in crude oil and other energy prices was another important factor behind rapid import growth. In spite of the strong YTL, exports grew by 14.3% owing to strong foreign demand and low unit labor costs in 2005, albeit losing momentum towards the end of the year. Tourism revenues reached $18.2 billion resulting in a services surplus of $15.3 billion in the same year. However, the increasing portfolio income outflows and interest expenditures led to an income deficit of $5.8 billion. Current transfers increased by 30.2% compared to 2004.
     The financial turmoil in international markets during May-June 2006 affected the Turkish economy considerably. The domestic demand slowed down significantly, which was reflected in the imports of consumption and investment goods especially by the second half of the year. Exports, on the other hand, regained pace in the second half of 2006 and its growth rates surpassed those of imports towards the end of 2006. Consequently, the current account-GDP ratio stabilized after reaching its record-high level of 6.1% annually in the third quarter. The tourism sector experienced a weak performance during 2006 mainly due to the fact that the World Cup was held in Germany (which is Turkey’s biggest tourist supplier), the avian flu epidemic, harsh winter conditions and political tensions in Turkey’s neighboring countries.
     The current account deficit resurged, particularly since the third quarter of 2007 due to the acceleration of imports arising from the appreciation of the YTL as well as the modest recovery in domestic demand and the ease of uncertainties over the general elections. The surge in international energy prices also added to this development. The ongoing strong export growth and the rebound in tourism revenues could not offset the expansion of the current account deficit, and real imports grew faster than real exports in annual terms starting from June 2007. The current account yielded a deficit of $38.3 billion (or 5.9% of GDP).
     The impact of the global recession on domestic and external demand became more pronounced in the last quarter of 2008. Exports and imports, which increased at high rates in the first nine months of 2008, dropped sharply in the last quarter of the year both in nominal and real terms. Services revenues increased by 28.3% led by tourism revenues of $22 billion in 2008. On the other hand, in the same period income deficit widened as a result of the increase in interest expenditures of the private sector. Therefore, the current account deficit, which went up to $49.2 billion in August 2008 in annualized terms, pointed to a sharp decline in the last quarter of the year, dropping to $41.9 billion (5.7% of GDP) by the year-end 2008.
     The ongoing slowdown in domestic and external demand due to the global recession caused both exports and imports to plunge and the foreign trade deficit to contract in 2009. Exports and imports fell in real and nominal terms. The significant decrease in international energy and commodity prices contributed to the nominal decrease in both exports and imports. In 2009, services revenues decreased by 4.8% with decreasing net tourism revenues, while the income deficit narrowed by $0.5 billion. Therefore, the current account deficit went down to

$14 billion as of the end of 2009 (2.3% of GDP). In monthly terms, the year-on-year current account deficit saw the lowest level in October 2009 with $12.6 billion and started increasing in the following months.
FOREIGN DIRECT INVESTMENT
     Pro-business foreign direct investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign direct investment legislation which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations — ensuring national treatment such as granting foreign entrepreneurs the same rights and obligations as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.
     Main Principles of the Foreign Direct Investment Regime are;
•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	National Treatment

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement
     Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:
•	Turkey is a member of Organization for Economic Co-operation and Development (OECD), World Trade Organization (WTO), International Monetary Fund (IMF), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (MIGA).

•	Agreements to protect and promote investment have been signed with 81 countries and 65 of them are currently in force.

•	Agreements to avoid double taxation are currently in effect with 71 countries.

•	Turkey is actively participating in the meetings and activities of the OECD Investment Committee and its working parties, and Turkey is a party to the convention on the International Center for Settlement of Disputes.

•	Turkey is a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights). Turkey also actively participates in the WTO working group conducting analytical studies on the relationship between trade and investment.
Net foreign direct investment inflows into Turkey amounted to $7,886 million in 2009. The following table sets forth foreign direct investment inflows for the years indicated:
Table No. 24
Foreign Direct Investment

				Other Capital	Real
	Equity Capital			(intra-company loans)	Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2005	8,535	-401	8,134	56	1,841	10,031
2006	17,639	-657	16,982	281	2,922	20,185
2007	19,137	-743	18,394	727	2,926	22,047
2008	14,733	-35	14,698	634	2,937	18,269
2009	6,001	-82	5,919	147	1,820	7,886

Source: CBRT

     Investments in the services sector accounted for 40% of total foreign direct investment for 2009, while manufacturing accounted for 29% of such total. The following tables set forth foreign direct investment inflows (Equity Capital) by sector and by country:
Table No. 25
Foreign Direct Investment (Equity Capital) by Sector
(in millions of U.S. dollars)

Sector	2005	2006	2007	2008	2009
Agriculture, Hunting and Forestry	5	5	6	23	42
Fishing	2	1	3	18	1
Mining and Quarrying	40	122	337	152	213
Manufacturing	785	1,866	4,211	3,931	1,713
Electricity, gas and water supply	4	112	568	1,068	1,648
Construction	80	222	285	331	343
Wholesale and retail trade	68	1,166	165	2,084	403
Hotels and Restaurants	42	23	33	24	48
Transports, Storage and Communication	3,285	6,696	1,117	170	382
Financial Intermediation	4,018	6,957	11,662	6,069	497
Real Estate, Renting and Business Services	29	99	560	656	561
Public Administration and Defense	0	0	0	0	0
Education	17	0	0	0	1
Health and Social Work	74	265	177	149	101
Other community, social and personal service activities	86	105	13	58	48
Activities of households	0	0	0	0	0
Extra-territorial organizations and bodies	0	0	0	0	0
TOTAL	8,535	17,639	19,137	14,733	6,001

Source: CBRT
Table No. 26
Foreign Direct Investment (Equity Capital) by Country
(in millions of U.S. dollars)

	2005	2006	2007	2008	2009
	6,652	14,574	12,974	11,342	5,045
Netherlands	383	5,069	5,442	1,343	851
Austria	9	1,108	370	586	688
France	2,107	439	367	679	617
Luxembourg	39	251	583	3,140	568
Germany	391	357	954	1,211	485
Czech Republic	0	0	0	0	386
United Kingdom	166	628	703	1,336	346
Italy	692	189	74	249	284
Belgium	1,090	3,435	358	571	244
Spain	66	53	583	838	154
Other EU Countries	63	2,960	3,167	1,098	114
EFTA Countries	41	75	262	202	284
Other European Countries	1,605	10	111	89	24
Africa	3	21	5	82	1
America	122	1,002	4,717	946	324
North America	114	969	4,223	886	305

	2005	2006	2007	2008	2009
USA	88	848	4,212	863	253
Canada	26	121	11	23	52
Central America	8	32	27	8	12
South America	0	1	467	52	7
Asia	1,756	1,927	1,405	2,361	619
Near and Middle East	1,678	1,910	608	2,199	306
Other Asia Countries	78	17	797	162	313
Australia	1	108	26	2	12
Unclassified	1	7	10	0	0
Total World	8,535	17,639	19,137	14,733	6,001

Source: CBRT
FUTURE DIRECTIONS
     Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures. The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it was intended to prevent administrative obstacles faced during investments, to reduce or eliminate unnecessary and repetitive bureaucratic transactions and to complete the procedures rapidly. The Reform Program does not have a limited period; instead, it is an on-going improvement initiative.
     With a view to provide an efficient institutional structure in coordinating the Reform Program, the Coordination Council for the Improvement of the Investment Environment (YOİKK) was established in 2001. The mandate of the YOİKK is to make specific recommendations to the Council of Ministers to remove obstacles which block the improvement of the investment climate.
     YOİKK has established 12 specialized technical committees to work on developing concrete proposals and strategies in order to overcome all of the main obstacles in the following fields:
•	Company registrations

•	Employment of foreigners

•	Sectoral licensing

•	Land access and site development

•	Taxation and state aids

•	Customs and technical standards

•	Intellectual property rights

•	Foreign direct investments legislation

•	Investment promotion and

•	Small and medium sized enterprises

•	Corporate Governance

•	Research and Development
     Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both private sector and government agencies.
     To increase the efficiency of the YOİKK, a Steering Committee was established in May 2005, comprised of high level executives of Ministries and governmental agencies and the four leading business associations which have seats both on the YOİKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of the Treasury chairs the Steering Committee. In case of necessity, the Chairman is able to invite representatives from institutions which are not represented among members.
This comprehensive Reform Program that has been implemented since 2001 has provided positive results. Examples of legislation enacted as a direct result of the YOİKK process include as follows:

     • Regulation on “Opening a Business Place and Work License” reduced the required number of documents from 52 to 6 for licensing of sanitary business places.1
     • Regarding the sectoral licenses, the legal arrangement of the Undersecretariat of the State Planning Organization pertaining to the establishment of the Development Agencies, including the regulations on the establishment of a “One Stop Shops (Investment Support Offices)” System which focuses on sectoral permits at investment and commissioning stages came into force on February 8, 2006.2 Consequently 26 development agencies have been established in NUTS-II regions since 2006, 24 of which were established in 2008 and 20093.
     • Regulation of the Ministry of Industry and Trade relating to the definition of small and medium size enterprises (“SMEs”)4 was enacted on May 18, 2006. This legislation containing a single, EU harmonized definition of SME, ensures the acceptance of a common definition by all establishments and institutions that contain the terms SME, Medium Sized Enterprise, Small Sized Enterprise or Micro Enterprise in their charters or programs.
     • On July 4, 2006, the Law on Establishment of Investment Support and Promotion Agency of Turkey (Law No. 5523) was published in the Official Gazette (No. 26218). Under the office of the Prime Minister, the Agency has administrative and financial autonomy to sustain operational flexibility and provide information and guidance to investors throughout every step of the investment process.
     • The use of Regulatory Impact Assessment (RIA) for all draft laws and statutory decrees that could have an impact above TL 10 million was introduced in Turkey by a by-law passed in February 2006, in order to determine their possible economic, social and environmental effects5. Also, a special section assessing the impact of new regulations on SMEs has been emphasized in the RIA.
     • The Law on the Amendment of the Income Tax Law and Some Laws was enacted on April 4, 2007, and aims to lower the tax burden on employees by the implementation of the minimum living allowance system. By this amendment, Turkey has moved up five steps on the ranking among OECD countries in terms of the tax burden on employees.
     • Law No. 5746 on Enhancing Research and Development Activities which was enacted in March 20086, aims to accelerate R&D investments and develop innovation for products and production methods by producing technological knowledge aimed to increase the share of R&D expenditures in GDP, support the employment of researchers and qualified labor force and increase the amount of foreign direct investment in R&D. Within the context of this new Law, without any sectoral or regional distinction, investors will be supported in technology centers, R&D centers, R&D and innovation projects by several incentive instruments including R&D allowances, incentives on income tax withholding, insurance premiums, stamp duties and funds for techno-entrepreneurship until 2023.
     • The necessity of obtaining a business license was removed in 20087.

[1]	Law No. 5393 on Municipality (Official Gazette July 13, 2005/25874); Law No. 5302 on Special Provincial Administration (Official Gazette March 4, 2005/25745); Law No. 5216 on Metropolitan Municipality (Official Gazette July 23, 2004/25531); Regulation on Opening a Business and Work License (Official Gazette August 10, 2005/25902).

[2]	Law No. 5449 Pertaining to the Establishment, Coordination and Duties of Development Agencies (Published in the Official Gazette on February 8, 2006 (No. 26074)).

[3]	Decision Concerning the Establishment of Development Agencies in Some NUTS-II Regions numbered 2008/14306 (Official Gazette November 22, .2008/27062); Decision Concerning the Establishment of Development Agencies in Some NUTS-II Regions numbered 2009/15236 (Official Gazette July 25, 2009/27299).

[4]	The Regulation Pertaining to the Definition, Characteristics and Classification of Small and Medium Size Enterprises (Published in the Official Gazette on November 18, 2005 (No. 25997).

[5]	Under Article 24 of the “Regulations on the Procedures and Principles for Preparation of Legislation” published on 17/2/2006, the RIA shall be carried out for acts and statutory decrees, and other regulatory acts as deemed appropriate by the Prime Ministry, to be prepared as of February 17, 2006, with the exception of those on national security matters, as well as budget and final accounts acts and statutory decrees.

[6]	(Official Gazette March 12, 2008/26814).

[7]	Regulation on Obtaining Permission to Start a Business and Obtaining Operating Certificate (Official Gazette December 17, 2004/25673); Law No. 5763 on Amendment in Business Law and Other Some Laws (Official Gazette May 26, 2008/26887).

     • The Employment Package which aims to decrease the bureaucratic and financial burden on the labor force and increase the flexibility of the labor market was enacted on May 26, 20088.
     • The Regulation on the Ex-post Inspection and the Control of the Risky Operations aimed at accelerating work flow via the ex-post inspection of customs operations was enacted on October 27, 2008.
          On February 5, 2007, YOİKK Technical Committees prepared action plans for the first time and announced them to the public. The plans included a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plan provided a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment in 2008 and 2009. The 2009 YOİKK Technical Committee Action Plans were announced to the public in January 2009.
          Some of the significant accomplishments achieved as a result of the studies conducted in the 2009 Action Plans are as follows:
•	Law No. 5838 enacted on February 28, 2009 provides[9];
o	The requirements to benefit from short term employment allowance have been alleviated.

o	Communication tax concerning wired, wireless and mobile internet services was reduced to 5% from 15% as a result of the amended tax regulations.

o	By the provisional Article no. 75 attached to Income Tax Law, firms are enabled to benefit from R&D incentives which are provided to individuals.

o	Investments to be made in line with the new regional, sectoral and project based incentive system have been supported via reduced corporate tax rate.
•	Legislative actions initiated in 2007 to enhance the scope of KOSGEB (Small and Medium Enterprises Development Organization) supports in order to cover sectors other than manufacturing were completed in 2009[10]. After this amendment KOSGEB, the key institution in Turkey that guides the SMEs in order to increase their competitiveness by different support instruments and by providing consultancy services, is now able to reach 3 million SMEs, 10 times of the previous target level.

•	Legal arrangements enabling the Turkish Treasury to support the Credit Guarantee Fund A.Ş. (KGF A.Ş.) and other credit guarantee companies up to TL 1 billion, were enacted in June 2009 for facilitating SME’s access to finance[11]. The capital of the Credit Guarantee Fund (KGF), was increased to TL 240 million in 2009 from TL 60 million. Also the number of the branches of the KGF reached 18 in 2009. These improvements have significantly increased both the number of supported businesses and on the credit volume created by KGF guarantees.

•	The Law Amending the Customs Law enacted on July 7, 2009 abolished the 50%Treasury share in the overtime payments in customs and Article No. 122 of the Council of Ministers’ Decree on Implementation of Some Articles of the Customs Law provided for a 25% reduction in overtime payments in customs.

•	A new scheme for the Government Incentive System for investment projects incorporating sectoral and regional development priorities was introduced on July 16, 2009.

[8]	Law No. 5763 on the Amendment of the Labor Law and certain other Laws (Official Gazette May 26, 2008/26887).

[9]	Law No. 5838 on Making Amendments on Some Other Laws (Official Gazette February 28, 2009/27155).

[10]	The Law Amending the Establishment Law of Small and Medium Enterprises Development Organization (Official Gazette May 5, 2009/27219). Ministers Board Decree No: 2009/15431 (Official Gazette September 18, 2009/27353).

[11]	Law No. 5909 Amending the Law on Regulating Public Finance and Debt Management (Official Gazette June 24, 2009/27268).

•	In the context of studies conducted to simplify the property registration process, the first and the second phase of the TAKBIS, which incorporates technical and administrative regulations that will ease property registration, have been completed and the third phase has been initiated.
          In order to strengthen the performance measurement of the YOİKK Platform, the international indices are closely followed by the Technical Committees and actions are determined to improve the investment climate of Turkey by the recommendations of these indices. The Doing Business 2007 Report of the World Bank was assessed and analyzed by the YOİKK Technical Committees in the context of the YOİKK studies in 2007. As a result of the several meetings organized by the YOİKK Secretariat with the participation of experts from the Doing Business team and representatives from related public and private institutions from Turkey, Turkey moved up 34 steps in the Ease of Doing Business Index in the Doing Business 2008 Report of the World Bank and ranked 57th. Turkey has been ranked 73rd in the Doing Business 2010 Report of the World Bank among 183 countries.
          While achieving positive results in improving the environment for business by means of national platforms like the YOİKK, another structure with an international perspective, the Investment Advisory Council (IAC) for Turkey was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering the full blossoming of Turkey’s potential and which they believed would be beneficial to concentrate until the next meeting. The high-level IAC meetings in 2004, 2005, 2006, 2007 and 2008 brought together the top executives of leading multinational companies, international organizations and heads of Turkish private sector associations in Istanbul and every meeting was entirely chaired by the Prime Minister Recep Tayyip Erdoğan. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOİKK Technical Committees serve as working groups to which the IAC recommendations are remitted for follow up and action.
          The last meeting of the IAC was held on June 18, 2008 in Istanbul. The members of the IAC, whose collective businesses represent nearly $755 billion in revenues, unanimously reaffirmed for the fifth consecutive year their commitment to the Turkish economy and reiterated their substantial investment and growth plans for the future. A progress report which was also published on the website of the YOİKK Platform (http://www.yoikk.gov.tr) was prepared and submitted to the IAC Members before the meeting.
CAPITAL ACCOUNT
     Most of the financing of the current account deficits were mainly satisfied through IMF loans and short-term capital flows during 2003, which has been replaced by longer-term capital flows especially since 2004. Among them, foreign direct investments (FDI) and long-term credits drawn by the private sector constituted the biggest portion. The increased share of FDI as non-debt capital inflows remains important for securing the sustainability and financing of the current account deficit. This trend continued until the deepening of the global economic crisis in the last quarter of 2008. A combination of capital flows totaling $202.3 billion was used to finance the total current account deficits of $149.1 billion, while official reserves of the Central Bank, reserves held by commercial banks and private sector increased by $64.4 billion during the 2004-2008 period (with the remaining $11.2 billion to be net errors and omissions).
     In 2005, the external financing requirement was met by portfolio investments, long-term credits utilized by the private and banking sectors and FDI. Total long-term borrowing of private and banking sectors amounted to $9.5 billion and $6.5 billion, respectively. Furthermore, the Treasury issued $6.5 billion worth of bonds at low costs, as a result of the positive outlook of the Turkish economy in international markets. FDI inflows realized $9 billion, which was the historical highest level at that time. Net errors and omissions resulted in $2.7 billion of inflows. Therefore, excluding IMF loans and reserve changes, net capital inflow reached $43 billion in 2005. Consequently, Central Bank and banking sector reserves have increased by $17.8 billion and $0.3 billion, respectively.
     The financing of the current account deficit improved notably in the 2006-2007 period. During 2006, the share of portfolio investment and short term loans in capital flows decreased significantly, as the financing structure was dominated by long term loans of private and banking sectors as well as FDI. Major privatizations together with mergers and acquisitions were the driving factors behind inflow of large amounts of long-term loans and direct investments. Hence, despite the high level of current account deficit and ongoing IMF debt repayments, the Central Bank and banking sectors have been able to increase their foreign exchange reserves by $6.1 billion and $10.3 billion, respectively.
     In 2007, long term loans to the private sector of net $25.7 billion and FDI of net $19.9 billion continued to be the primary sources of financing the current account deficit. The banking sector’s long term loan utilizations were also high at $7.3 billion. As the capital inflows surpassed the financing requirement, both the Central Bank’s and banks’ reserves increased significantly by $8 billion and $3.5 billion, respectively, in 2007.
     The deepening of the global economic crisis in the last quarter of 2008 heightened concerns in financial markets and led to a contraction in international credit markets. This, in turn, slowed down the capital flows to Turkey and yielded net outflows in the October-December period. The financing structure was dominated by direct investments and long-term credit utilization of the private sector throughout the year. Direct investment inflows, which reached historical high levels in 2007, slowed down in 2008 to a net of $15.4 billion. The fact that the monthly average of direct investments in 2008 was above $1 billion is noteworthy as this period was characterized by limited financing opportunities. Though the upsurge in the private sector utilization of long-term credits continued in the first half of 2008, it started to lose ground as of the third quarter of 2008 and ended up in net repayment in the last quarter of 2008 due to the contraction in global credit markets. Thus, the Central Bank reserves declined by $1.1 billion, while those of banks increased by $9.1 billion in 2008. The net errors and omissions generated $5.6 billion inflows in the same year and thus, limited the financing requirement.
     The unfavorable effects on capital flows due to the global financial crisis that deepened in the last quarter of 2008, continued in the first quarter of 2009 as well and net outflows were observed in this period. Although the tightness in international credit markets persisted throughout 2009, and capital flows — especially to developing countries — slowed down, net inflows were observed as of the second quarter. Long-term capital inflows, which reached high levels owing to the upsurge in private sector utilization of long-term credits in recent years, were replaced by outflows and both the private sector and the banking sector remained net repayer of debt in 2009. Moreover, direct investments remained limited and portfolio investments posted outflows. Although the current account deficit declined in annual terms, FX assets of the banking sector and the private sector decreased by $12.1 billion, due to ongoing capital outflows. However, the positive balance of $4.7 billion in net errors and omission item decreased the financing requirement.
INTERNATIONAL RESERVES
     Over the period 2005-2009, Turkey substantially increased its international reserves. However in 2008 official reserves of the Central Bank and in 2009 both the reserves of the Central Bank and reserves held by commercial banks decreased due mainly to the tight international credit markets. Net international reserves reached $114.6 billion as of the end of the year 2008 and dropped to $109.3 billion as of the end of 2009. The following table presents the level of international reserves at the end of the years indicated:
Table No. 27

	International Reserves (in millions of U.S. Dollars)
	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2005	50,515	1	1,915	52,429	16,314	68,744
2006	60,912	1	2,373	63,285	27,536	90,821
2007	73,317	1	3,123	76,439	31,815	108,254
2008	71,008	1	3,229	74,236	40,366	114,602
2009	70,716	1	4,121	74,836	34,425	109,262

Source: CBT
FINANCIAL SYSTEM
THE CENTRAL BANK
     The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. This Law was abolished in 1970 and a new Central Bank Law No. 1211 was enacted on January 14, 1970. The aim of the new Central Bank Law was

to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Bank so as to enable the Central Bank to play a more active and efficient role in the economy.
     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.
     The Central Bank manages and controls the official gold and foreign exchange reserves within the framework of overall economic objectives. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.
     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration the development plans and annual programs, and advising the Government regarding financial matters.
     In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect. In May 2001, the Central Bank Law was amended in accordance with international experiences to ensure instrument independence, accountability and transparency. Price stability was declared as the sole and overriding objective of the monetary policy. Short-term interest rates became the main policy instrument of the Bank. The law also established a Monetary Policy Committee with the responsibility of setting the inflation target together with the government. In this context, the Central Bank is expected to inform the Government and the public about the targets and implementations of the monetary policy, safeguard the value of the Turkish Lira against foreign exchange rates and work with the Government to determine the exchange rate regime. The law clearly defines the relationship between the Government and the Central Bank and excludes cash advances to the Treasury and prohibits credit lines to public institutions.
     In 2002, with an eye towards modern Central Banking policies and in preparation for an inflation targeting strategy, important changes were made in the operational structure of Turkey’s monetary policy. Within the framework of these changes, on August 1, 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (“TRLIBOR”). The determination of interbank reference rates plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates. In addition to these developments, beginning on September 2, 2002, a Primary Dealership system was initiated by the Treasury and the Central Bank supported the system by providing the primary dealer banks with Turkish Lira liquidity.
     The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market.
     In 2004, the Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime. In this framework, the Central Bank continued to use short-term interest rates as the primary tool to counteract inflationary pressures whereas some monetary aggregates from the Central Bank’s balance sheet have functioned as nominal anchor in the context of the economic program conducted with the IMF. To this end, the overnight borrowing interest rate was reduced from 26% to 18% throughout the year 2004.
     On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.
     The implicit inflation targeting regime continued to be implemented with the floating exchange rate regime in 2005. There were two important developments in this year, which caused full-fledged inflation targeting to be postponed to 2006 and the announcement of 2005 as a “transition year”. The first one was currency reform of dropping six zeros from the Turkish Lira. With this reform, the Central Bank indicated its confidence on the permanency of the achievements made during implicit inflation-targeting period, which in turn, enhanced the credibility of the monetary policies further. Secondly, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. The Central Bank continued to use the short term interest rates as the main policy instrument. Due to the favorable inflation outcomes and positive expectations regarding the Turkish economy and the monetary policy, the path of the interest rates was downward throughout the year. In fact, the overnight borrowing interest rates dropped from 18% to 13.5% in 2005.
     The year 2006 was a turning point regarding monetary policy implementations in Turkey, since most of the pre-conditions for a successful inflation-targeting regime were met and hence, the Central Bank had adopted a full-fledged inflation-targeting regime after a prolonged period of “implicit” inflation targeting. With the advent of this new regime, the Monetary Policy Committee (MPC) had evolved into a decision making body from an advisory body. The MPC continued to employ short-term interest rates in the Interbank Money Market as the main monetary policy instrument to achieve the price stability goal. When making decisions on the short term interest rates under the scope of inflation targeting, the MPC mainly focused on medium-term inflation outlook, and the policy rates were determined by considering a comprehensive information set which was composed of developments in aggregate supply and demand; inflation expectations and pricing behavior gathered through surveys; developments in fiscal policy, wages, employment and productivity; Central Bank’s inflation forecasts and risk assessments of future external shocks.
     Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5% with the Government together with a symmetric uncertainty band of 2 percentage points. Also, the year-end targets for the years 2007 and 2008 were announced as 4%. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target, and to inform the public of the expected duration in which inflation would converge to the target.
     The general framework of the monetary policy that has been mentioned above for 2006 was maintained in 2007. However, the operational framework of the inflation-targeting regime was adjusted with the objective of implementing communication and monetary policies more effectively. First of all, from 2007 onwards, the forecast horizon has been lengthened to a two-year period (previously it was 18 months). Moreover, the policy decisions and the summary of the MPC meetings were published within eight working days after the meeting, along with its English translation. The MPC met during the second or third week of each month and the interest rate decision was made publicly available the same day as the MPC meeting along with its English translation. The Central Bank also continued publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.
     In 2007, inflation targets continued to be defined as the annual percentage change in the CPI and the three-year target horizon was preserved. Taking into account the structural transformation of the economy, the transition from chronic high inflation to low inflation and the process of convergence of inflation rates to those of developed countries, a target of around 4% was considered appropriate for the medium-term. In this framework, the inflation target for 2009 has been announced as 4% while inflation targets for 2007 and 2008 were preserved as 4%. In addition, for the year 2007, the uncertainty band has been defined as 2 percentage points in both directions around the point target and announced together with the quarterly inflation path consistent with the year end target.
     The operational framework of the monetary policy to be implemented in year 2008 was announced through the policy statement entitled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. The inflation targeting and the floating exchange rate regimes have been maintained as the general frameworks of the monetary and exchange rate policies respectively in 2008, as in previous years. In this context, the Central Bank announced the quarterly path for inflation during 2008 besides the 4% medium term target, along with the ±2 percentage point uncertainty band. Further, the inflation target for 2010 was also announced as 4%. Later, however, the Central Bank and the Government jointly agreed to revise the targets for the years 2009 and 2010 as 7.5 and 6.5 percent, respectively in June 2008. The target for 2011 was also announced as 5.5 percent.
     On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.
     On December 16, 2008, the Central Bank announced the framework of the monetary and exchange rate policies through the policy document entitled “Monetary and Exchange Rate Policy for 2009”. Even though the main monetary policy framework implemented since 2006 was preserved, the Central Bank adjusted the accountability mechanism. Since the Inflation Reports gradually became a significant support to the accountability mechanism, the Central Bank decided to draft a detailed letter to the government and share this with the public only when the end-year inflation deviates more than two percentage points in either direction. In other words, unlike previous years, in case end-of quarter inflation figures breach the uncertainty band, the Central Bank would not write an open letter. Instead, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. Thus, the Inflation Report would also have an important role as the main tool of the accountability mechanism.
     The framework of the monetary and exchange rate policies to be implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general frameworks of the monetary and exchange rate policies have been maintained as the inflation targeting and the floating exchange rate regimes respectively in 2010, as in previous years. Similarly, the enforcement of the accountability mechanism has not been amended for 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2 percentage points uncertainty band around the end-year target of 6.5%. In other words, the target of 6.5% will be valid for each quarter end throughout the year 2010 for accounting purposes. Furthermore, the inflation target for 2012 was announced as 5% and it was announced that the “uncertainty band” for the next three years would be maintained at ±2 percentage points, as it has been the case since 2006.
MONETARY POLICY AND INFLATION
     2005. The Central Bank continued to implement implicit inflation targeting together with a floating exchange rate regime in 2005. After the collapse of the exchange rate based stabilization program in 2001, it was announced that the final aim of the Central Bank was to switch to the full-fledged inflation targeting regime. However, most of the necessary pre-conditions for the launch of a successful inflation targeting regime had not been met at those times and therefore, a strategy that aimed at preparing the environment for the new regime called “implicit inflation targeting regime” was implemented.
     The year 2005 was announced as the “transition year” to the full-fledged inflation targeting regime due to two important developments: First, at the beginning of 2005, six zeros from the Turkish currency were removed. This currency reform was an indication of the confidence in attaining price stability and this, in turn, enhanced the credibility of the monetary policy further. Second, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. Many of the new core indices were introduced for the purpose of enhancement of the communication with the public. Furthermore, the Central Bank completed its preparations regarding the institutional and technical infrastructure in 2005. In this context, the organizational structure of the Bank has been restructured, the duties regarding the implementation of the monetary policies were redefined and clarified, the information set utilized when making the monetary policy decisions was broadened, and inflation forecasting methods and models were improved.
     The developments regarding the monetary policies were also directed towards the institutionalization of the monetary policy decision-making process. In order to make the decision making process more transparent and predictable, the decisions on the main policy instruments began to be made depending on the assessments arising from the pre-set MPC meetings. In 2005, the MPC met on the eighth of each month. Moreover, the rationale behind the MPC decisions started to be published within two business days in a press release. In addition to this, CBT explained an assessment of the general economic outlook and inflation developments with a press release entitled “Inflation and Outlook”. These developments contributed to the further convergence of the ongoing regime to a full-fledged inflation targeting.
     The short-term interest rates continued to be the main policy instrument directed towards the price stability goal. However, the practice of employing the magnitude of the Base Money and the Net International Reserves (“NIR”) as performance criteria and the Net Domestic Assets (“NDA”) as the indicative target has also continued in compliance with the economic program conducted with the IMF. All the targets, as revised in the Letter of Intent dated November 24, 2005, which describes the policies that Turkey intends to implement in the context of its request for financial support from the IMF, were achieved at the end of the year.
     When making short-term interest rate decisions, the Central Bank took into account the medium-term inflation outlook by analyzing the factors that influence the future inflation in line with the price stability goal in 2005 as well. Throughout the year 2005, considering the fall in the inflationary expectations, the lack of considerable demand pressure, the favorable expectations regarding the EU accession of Turkey, the positive developments in Turkey’s relation to the IMF and the belief about the continuation of the fiscal discipline and reforms, the Central Bank reduced the overnight interest rates gradually in a cautious manner. In fact, the overnight borrowing interest rate fell by 4.5%, from 18% to 13.5%, during the year 2005. The Central Bank was cautious when reducing short-term interest rates, because of the inertia in services inflation and risks related to external developments like oil prices and global liquidity conditions.
     The floating exchange rate regime continued to be operative in year 2005 as well. The Central Bank did not have any target for the exchange rates and they were determined by the supply and the demand conditions in the foreign exchange market. However, the Central Bank continued to monitor the exchange rate developments carefully. Moreover, the Central Bank held foreign exchange purchase auctions in order to increase its foreign exchange reserves without distorting the long-run tendency and the equilibrium value of the exchange rate. Unlike the previous years, however, the Central Bank started to announce the annual auction program at the end of 2004 and strictly adhered to the announced program in 2005 so as to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime (the operational framework is explained in detail in the “exchange rates and exchange policies” section). In 2005, the Central Bank withdrew $7.4 billion from the foreign exchange market through 242 foreign exchange purchase auctions. In addition to the auctions, the Central Bank continued to intervene in the exchange rate markets in cases where exchange rates displayed or were expected to display excessive volatility in both directions, as it had already been announced. In this framework, the Central Bank intervened in the foreign exchange markets six times in 2005 and withdrew about $14.5 billion by the interventions. Furthermore, for the purpose of transparency, the data on direct foreign exchange purchase or sale interventions have been published on the website of the Central Bank starting since October 21, 2005.
     Considering the exchange rate developments in 2005, it can be stated that a more apparent appreciation of the YTL has been experienced. The main reasons underlying this process and the stable position of the YTL were the increased capital inflows and the changes in the domestic portfolio choices of the residents in favor of the domestic currency, which resulted from the decisive implementation of the economic program and the experience of low inflation and strong growth performances. Despite the general tendency of appreciation and the stability of the YTL, due to the debates on Turkey’s EU accession, the interest rate decisions of the FED, the relations with the IMF and the developments in the oil prices, exchange rates exhibited interim fluctuations from time to time. See “Economy-Exchange Rates and Exchange Policies” for year end US$/TL exchange rates.
     In 2005, new arrangements were introduced for the required reserve implementation so as to enable the banks to manage their liquidity in a more flexible and efficient manner. In this framework, by the Communiqués on Required Reserves and Liquidity Requirement dated November 16, 2005, the practice of maintaining required reserves was abolished and the total amount of the YTL liabilities started to be maintained on a two-week average in free deposits accounts.
     The excess liquidity conditions in the markets continued in 2005 as well. This excess liquidity in the market was withdrawn by the active use of the OMOs and borrowing from the Interbank Money Market throughout the year 2005.
     In 2005, both narrow (“M1”) and broad money supply (“M2”), increased by 31.9% and 38.3%, on a nominal basis and by 22.4% and 28.4%, respectively, on a real basis. The increase in M1 money supply was mainly caused by the increase in sight deposits at a rate of 48.7%. Time deposits, which is one of the sub-items of M2 money supply, increased by 40.7% on a nominal basis and by 30.6% on a real basis, by the end of 2005. On the other hand, the M2X money supply, which consists of the sum of M2 and FX deposits, increased by 22% on a nominal basis and 13.3% on a real basis compared to the end of 2004.
     The declining trend of the inflation rate continued in 2005. The Central Bank focused on achieving the end-year inflation target for 8% and in fact, the year-end inflation was realized as 7.7%. Moreover, the targets defined for Base Money, NIR and NDA were all met and the exchange rates displayed stability in 2005.
     2006. As most of the pre-conditions for a successful inflation-targeting regime were met, the Central Bank launched a full-fledged inflation-targeting regime at the beginning of 2006. In this framework, year-end targets were announced as 5 percent, for 2006 and 4 percent for 2007 and 2008 at the end of 2005 together with the government. Also, the quarterly path of inflation for 2006, consistent with year-end targets with an uncertainty band of 2 percentage points on both sides was publicized for the purpose of accountability.
     In 2006, the declining trend in the annual inflation came to a halt. By the end of the first quarter, annual inflation reached 8.16 percent, in line with expectations and remained within the uncertainty band set around the target path. The increase in the first quarter could mainly be attributed to the simultaneous emergence of different supply-side shocks such as increasing crude oil prices, surges in gold prices and increases in unprocessed food prices. Especially, unprocessed food prices starting from the last quarter of 2005 reached very high levels, which restrained the decline in consumer inflation considerably. It is important to note that, despite these adverse supply factors, inflation expectations were well managed in the first four months of 2006. The strong course of domestic demand in the first half of 2006 also had an effect on the increase in inflation prior to May. However, when price data is analyzed in sub-item detail and capacity indicators were taken into account, it was observed that supply-side factors were more effective. On the other hand, in the post-May period, the change in global risk perception and exchange rate developments resulting from international liquidity shock were influential on inflation dynamics. In May, global liquidity conditions changing in favor of developed countries and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. Consequently, the risk premium increased rapidly and the YTL depreciated vis-à-vis the US dollar by more than 20 percent in a short span of time. Until that time the strong domestic currency had been a factor that limited the adverse effect of the increase in commodity prices on domestic prices. It also helped domestic production to shift to a more capital-intensive form, and thus, further contributed to the rise in productivity. The depreciation of the YTL contributed to the increase in inflation, through the pass-through channel, in the remainder of the year along with the ongoing supply shocks. Meanwhile, inflation expectations also deteriorated notably. While the stickiness in service prices continued, goods prices were the main driver of the increase in annual inflation.
     As a reaction to the volatility in financial markets in the May-June 2006 period and the consequent rise in inflation expectations, the Central Bank implemented a two-pillar strategy. The first pillar of the policy reaction was the 400 basis points interest rate hike in the two extraordinary MPC meetings held in June 2006. Together with the further 25 basis points increase in July 2006, raising the overnight borrowing rates to 17.50 percent, the Central Bank aimed at containing the second round effects of the exchange rate pass-through and eliminating the gap between inflation expectations and the medium-term targets. This gave the markets a clear signal that the Central Bank was determined in its commitment to the medium term inflation targets. The second pillar, on the other hand, was a set of measurements taken to manage the YTL and foreign exchange liquidity in the market. To reduce excess YTL liquidity in the market and to contain excessive volatility driven by liquidity constraint in the foreign exchange market, the Central Bank introduced YTL Deposit Buying Auctions and Foreign Exchange Sale Auctions to be held on dates and in amounts to be announced in advance. Furthermore, the lending rate was increased by another 200 basis points (a total of 600 basis points) to reduce the potential volatility in the markets by designing a flexible mechanism to deal with sudden shifts in market sentiment.
     These policy measures confirmed the adherence of the Central Bank to its medium-term commitments, and hence they were well received by the markets. As a consequence, financial markets stabilized and the YTL rebounded. Meanwhile, the deterioration in inflation expectations stopped in July, although they remained well above the medium term target of four percent. On the other hand, the risk premium, supported also by favorable global conditions, declined by almost 100 basis points between the end of June and August. In this period, market interest rates also displayed a declining trend.
     In the second half of the year 2006, the contribution of domestic demand conditions to the disinflation process increased while international liquidity conditions improved. However, the Central Bank maintained a tight stance on monetary policy through the rest of the year, keeping the overnight borrowing rate at 17.50 percent, due to factors such as uncertainties in the transmission mechanism of the monetary policy, the risks relating to oil and other commodity prices, the rigidity of services inflation, inflation expectations being well above medium-term targets, and the uncertainties pertaining to the global economy.
     As a result of the developments explained in detail above, the annual CPI realization at the end of the year 2006 was 9.65 percent, breaching the upper limit of the uncertainty band announced as 7 percent for the end of 2006. Consequently, the accountability principle was put into practice pursuant to Central Bank Law. In this framework, the Central Bank wrote open letters to the Government in July and October 2006 and January 2007, explaining the reasons why inflation exceeded the target, evaluating measures taken by the Central Bank to bring inflation back to the target, and finally presenting the medium term outlook and the horizon in which inflation converges to the target. These letters were shared with the public and sent to the IMF in the scope of the IMF program conditionality as well.
     2007. The Central Bank continued to implement its inflation-targeting regime in the year 2007. At the end of 2006, the target for the year 2009 was announced as 4% and the targets for the years 2007 and 2008 remained at 4%. Further, an uncertainty band of 2 percentage points on either side of the target for 2007 was publicized in order to provide a reference for triggering the accountability mechanism.
     Inflation reached 10.86% in the first quarter of 2007, while still remaining within the uncertainty band. The high course of annual inflation in this period is partly attributable to elevated unprocessed food prices and hikes in the prices of tobacco products. Furthermore, some cumulative impacts of the exchange rate pass through have remained in this period, albeit at a more moderate level. Further, the impact of monetary tightening on inflation was not clearly visible in this period.
     The effects of the monetary tightening since June 2006 on inflation was apparent in the second half of the year 2007. Consequently, annual inflation started to decline in the second quarter of the year 2007 as domestic demand displayed a considerable slowdown and monetary tightening began to have an impact on prices of durable goods and services. As of July 2007, annual inflation declined to a historically low level of 6.90%. However, in the preceding months, annual inflation started to rise again, especially due to the rise in unprocessed food prices. Despite the high increase in food prices compared to the previous years, inflation performance improved slightly in this period with the help of the continuing effects of strong monetary tightening on service and durable goods prices. As of the end of the third quarter, inflation was realized as 7.12 percent, remaining within the uncertainty band once more.
     In the last quarter of the year 2007, the increasing tendency in inflation continued owing both to the ongoing increases in food prices and significant hikes in prices that are determined by the government. As a consequence, the annual CPI rate was 8.39 percent at the end of the year 2007, thus breaching the upper bound of the uncertainty band. Accordingly, the Central Bank has written a formal open letter to the government and explained the reasons for breaching the target together with the future inflation outlook and the actions necessary to be taken in order to bring the inflation back to the target level. The open letter was also shared with the public and sent to the IMF as a part of the program conditionality.
     Overall, the breach of the inflation target in 2007 can be explained mainly by factors beyond the control of monetary policy, such as developments in food, energy, and administered prices. First of all, the most problematic item in 2007 was both processed (such as grain and dairy products) and unprocessed food (such as fresh vegetables and fruit) prices, which were affected by both domestic and international conditions. Accordingly, food prices became the main factor impeding the disinflation process in 2007, with a marked contribution of about 3.4 percent on headline (CPI) inflation. Furthermore, adverse developments in energy and administered prices were the second major factor slowing the disinflation process in 2007. Overall, 1.6 points of headline inflation resulted from energy price hikes, where the contribution of tax attached to the retail price of oil outweighed that of the oil price. Moreover, the prices of tobacco products increased by about 18 percent in 2007, due to adjustments in the special consumption tax. In sum, the contribution of energy and tobacco products to the headline annual inflation reached 2.4 percentage points at the end of 2007. In addition to domestic conditions, the international environment also played a crucial role in limiting the pace of disinflation in 2007. Despite the fact that inflation has been rising almost all over the world recently, inflation in Turkey followed a more favorable trend compared to other emerging economies with inflation targeting in 2007, notwithstanding the administrative price hikes in November, which added approximately 1-percentage point to the Turkish CPI inflation. During 2007, annual inflation in Turkey declined from 9.7 percent to 8.4 percent.
     Despite the relatively more favorable inflation outlook in the first three quarters of the year 2007, the Central Bank maintained its tight policy stance in the first eight months of the year and kept overnight borrowing interest rates at 17.50% due to a range of factors such as the persistence of the increases in services price inflation, the sustained backward looking pricing behavior of economic agents and the risks related to global liquidity conditions.
     A tight monetary policy stance was effective in moderating domestic demand and curbing inflation expectations, although government spending accelerated and external demand remained strong in 2007. Accordingly, prices of durable goods and services declined considerably, consistent with the slowdown in the economic activity of related sectors. The weaker demand, coupled with a strong domestic currency, helped durable goods inflation to decrease significantly. Core inflation indicators excluding items beyond the control of monetary policy displayed a significant deceleration. In addition to these developments, turbulence in global financial markets, which intensified as of August 2007, was expected to increase the likelihood of slowdown in global economic activity sooner than envisioned. All these developments set the ground for a relatively less restrictive monetary policy. Hence, in September 2007, the MPC decided to initiate cautious rate cuts. Although, a fall in headline inflation was more limited in the last quarter of 2007, the MPC continued to cut its policy rates until the end of the year since the increase in inflation was seen as a result of several temporary factors largely beyond the control of monetary policy such as supply-side shocks and adjustments in administered prices. The policy rates were lowered by 175 basis points between September 2007 and December 2007. In this period, market rates also declined significantly despite uncertainties in international financial markets, before diverging in early 2008 due to deteriorating international financial conditions and domestic political tensions.
     As a result of the policy measures, both 12-month and the 24-month inflation expectations exhibited a declining pattern throughout 2007. However, the improvement in expectations, especially in the last quarter of 2007, was rather limited, owing to backward looking behavior, and possibly due to pre-announced hikes in administered energy prices.
     On December 18, 2007, the Central Bank announced its monetary policy details for the year 2008. It announced that the inflation target rates, which are “point targets” based on CPI with a band of 2% in either direction, are 4% for the years 2008, 2009 and 2010. The Monetary Policy Committee (“MPC”) plans to meet during the second or third week of each month and to make its interest rate decision publicly available on the same day as the MPC meeting. The Central Bank also plans to continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2008.
     2008. The Central Bank continued to implement the monetary policy in 2008 based on the principles of the inflation-targeting regime. The inflation target for 2008 had been announced as 4 percent during the launch of the inflation-targeting regime at the beginning of the year 2006. Moreover, the uncertainty band was kept two percentage points on other side of the target for the year 2008 and a quarterly path consistent with the end-year target was publicized at the beginning of the year 2008. Furthermore, the targets for 2009 and 2010 were also announced as 4 percent through the monetary policy announcements for 2007 and 2008.
     Inflation realization at the end of the year 2008 was 10.06 percent, significantly breaching the upper limit of the uncertainty band, which was set as 6 percent at the beginning of the year. The main determinants of the inflation developments in 2008 were the developments in the current global economic conditions. During the first three quarters of the year 2008, inflation displayed an upward trend mostly due to the sharp increases in energy and other commodity prices. At the beginning of the year, the increase in inflation was considered a result of several temporary supply shocks and thus, the MPC cut the policy rates by a total of 50 basis points until March 2008.
     Later, the rise in inflation in the first half of 2008 started to cause deterioration in inflation expectations and core prices beginning from the second quarter of 2008. This increased the risks pertaining to the price setting behavior and the inflation inertia. As a consequence, the MPC started to tighten the monetary policy by raising the policy rates by 50 basis points in May 2008. Although it can be largely attributed to the factors beyond the control of the monetary policy, breaching the targets in the first two years of the inflation targeting regime — and expecting to breach it in year 2008 as well- significantly weakened the role of inflation targets in anchoring expectations and the economic agents started to attach more weight to past inflation while forming their expectations. In this framework, the Central Bank and the Government mutually agreed to change the inflation targets for the upcoming years in June 2008. Accordingly, the targets for 2009 and 2010 were revised as 7.5 and 6.5 percent respectively; and the target for the year 2011 was set as 5.5 percent. Meanwhile, the target for 2008 was kept as 4 percent, along with the ±2 percentage point uncertainty band, since changing the target for such a short period of time would be considered as violating the accountability principle. Instead, the Central Bank decided to keep the existing target and explain the reasons for missing the target. The annual inflation as of end of the second quarter of 2008 reached 10.61 percent, breaching the upper bound of the uncertainty band and thus necessitating the Central Bank to write an open letter to the government in July 2008.
     Bearing in mind that altering targets might lead to the deterioration in the inflation expectations in the short run, the Central Bank continued monetary tightening during the target revision process. As a result of both monetary tightening and target revision, the Central Bank was successful in controlling and stabilizing the inflation expectations.
     Beginning from the last quarter of the year 2008, the inflation started to display a declining trend, reaching 10.06 percent at the end of the year from its peak 12.06 percent in July 2008. In this period, the problems in the current global economy have deepened and both the external and internal demand slowed down considerably. However, despite the weak demand conditions, the monetary policy remained cautious due to the uncertainties regarding the global financial markets and the impact of the volatile exchange rate movements on inflation dynamics. Thus, the MPC decided to keep the policy rates constant during September and October 2008 meetings. The subsequent information indicated a more than envisaged slowdown in economic activity. The problems in international credit markets and global economy were expected to continue to restrain both the external and internal demand for an extended period, limiting the pass-through from exchange rates to domestic prices. Furthermore, the sharp decline in oil and other commodity prices was also expected to support the disinflation period favorably. As a consequence, the MPC expected that inflation would display a more rapid fall than envisaged before. Thus, the MPC started monetary easing as of November 2008, by cutting the policy rates 50 basis points. Another cut of 125 basis points followed in December 2008, as the external and internal conditions did not exhibit any significant change.
     Even though its primary objective is to achieve and maintain price stability, the Central Bank actively took necessary measures to contain the adverse effects of the current global financial crisis on the domestic economy and to ensure the efficient functioning of the foreign exchange market, provided that they do not conflict with the price stability objective. In this framework, on October 9, 2008, the Central Bank resumed its intermediary activities in the foreign exchange deposit markets in the Foreign Exchange and Banknotes Markets until the uncertainties were eliminated in the international markets with a view to contribute to the enhancement of the mobilization of foreign exchange liquidity in the Interbank Foreign Exchange Market. Furthermore, transaction limits for the banks in the Foreign Exchange and Banknotes Markets were revised on October 14, 2008 and set at $5.4 billion in total and limits were doubled for each bank on October 24, 2008 to reach a total of $10.8 billion in order to ensure that the system meets its possible foreign exchange liquidity needs smoothly in the upcoming months. In order to moderate the impact of the problems experienced in the current global credit markets on the domestic economy, on December 5, 2008, the FX required reserve ratio was dropped from 11 percent to 9 percent, providing the banking system with an additional foreign currency liquidity amounting to $2.5 billion. The Central Bank also rearranged the conditions and the methods of using export rediscount credits in a way to provide easy access by a broader range of companies in order to alleviate the impact of the global crisis on the real sector. In this context, on December 5, 2008, the Bank raised export rediscount credit limits by $500 million to $1 billion. Finally, with measurements taken on November 21, 2008 the maturity of the FX deposit borrowed within predetermined borrowing limits by banks from the Foreign Exchange Deposit Markets in terms of USD and Euro was extended from one week to one month and the lending rate that had been previously set as 10 percent in this market was reduced to 7 percent for USD and 9 percent for Euro considering the developments related to interest rates in the international money markets.
     All of these measures, along with the declining trend in inflation that started at the end of the last quarter of 2008, helped control the inflation expectations, which first stabilized towards the end of the year and then started to decline as of December 2008. Furthermore, the measures taken during this financial turmoil enhanced the credibility of the monetary policy, which helped bring down the longer-term interest rates and shaped the yield curves.
2009. The monetary policy framework to be implemented in 2009 was announced by the policy document entitled “Monetary and Exchange Rate Policies in 2009” on December 16, 2008. Accordingly, inflation targeting remained as the sole monetary policy strategy to pursue the price stability objective of the Central Bank. In this framework, the inflation target for the year 2009 was preserved as 7.5% as it was already announced during the target revision in June 2008. Furthermore, the uncertainty band around the target was kept as ±2 percentage points for 2009 as well and announced along with a quarterly path consistent with the year-end target, while the target for the year 2011 was set as 5.5%.

     The effects of the financial crisis, which began in developed countries and deepened as of the last quarter of 2008, spreading to the entire global system, remained visible in 2009 as well. Therefore, similar to the last quarter of 2008, the monetary policy implementations of the Central Bank in 2009 were mainly shaped by the ongoing global economic crisis and its effects on domestic economic activity. In other words, the monetary policy of the Central Bank in this period was aimed at curtailing the effects of the global crisis on the domestic economy and to maintain financial stability, without deviating from its primary objective of achieving price stability. In this framework, monetary policy strategy has comprised of two complementary pillars: policy rate cuts and measures to provide the markets with sufficient Turkish Lira and foreign exchange liquidity.
     As it could foresee that the problems in international credit markets and the global economy following the deepening of the crisis would continue to restrain both domestic and foreign demand for an extended period, the Central Bank started the policy rate cut process beginning from November 2008 and became a pioneer in cutting policy rates among emerging market economies. Later, as the projections of the Central Bank predicted a fall in inflation rates below the inflation target for the latter half of 2009, the Central Bank accelerated the policy rate cuts in the first quarter of 2009, implementing a front-loaded rate-cut-cycle in order to pre-empt the contraction in economic activity. In this framework, policy rates were cut by a total of 525 basis points in the first four months of the year. Though there were signals of a partial recovery in domestic economic activity beginning from May 2009, the Central Bank took the medium-term outlook into account more than the short-term developments and therefore continued to ease the policy rates until November 2009, based on its projections that recovery in economic activity and employment conditions would take a significant period of time. As a consequence, the policy rate cuts in 2009 have amounted to a total of 850 basis points, while the total rate cut was 1,025 basis points for the whole period between November 2008 and November 2009. Therefore, in the end, Turkey lowered policy rates more than any other emerging market country implementing an inflation-targeting framework. Later, considering the favourable developments in credit markets and the strengthening of the moderate recovery in economic activity, the Central Bank has kept policy rates constant beginning from the MPC meeting in December 2009. Nevertheless, it was emphasized that the policy rates should be kept at low levels for an extended period of time as the problems in the global economy have not been fully eliminated and the uncertainties related to the strength of the economic recovery has persisted.
     Reduced concerns over inflation during the crisis allowed the Central Bank to focus on economic activity and financial stability as well. Accordingly, though still adhering to its primary objective of achieving price stability, the Central Bank took some additional measures - besides policy rate cuts — that would alleviate liquidity shortage, help the credit markets to operate smoothly and support the corporate sector with the aim of preventing the adverse impacts of the global financial crisis on the Turkish economy and financial stability. These measures, which were first commenced beginning from the second half of 2008 as depicted above, were continued in year 2009 as well. In this framework, in order to support the liquidity of the Turkish Lira, the conditions of utilization of the Liquidity Support Facility were revised in January 2009 and the regulations that govern the principles and procedures set forth for the utilization of credit facilities has been posted at the website of the Central Bank. Moreover, beginning on June 19, 2009, in addition to the one-week maturity repo auctions, which are the basic funding instruments, the Central Bank started making repo transactions with maturities up to 3 months actively in response to the increasing liquidity shortage in the market and the possibility that it might become permanent. Furthermore, in order to support the upward trend in credit growth via a reduction in intermediation costs and by injecting permanent liquidity into the market, the Central Bank has reduced the Turkish Lira required reserve ratio from 6%to 5%. By this reduction, a permanent liquidity that is equivalent to approximately TL 3.3 billion has been provided to the banking system. On the other hand, to support the industrial sector, the application guidelines and the conditions of export rediscount operations have been amended in order to widen the use of export rediscount credits and facilitate access to more firms and, as a result, the credit limits were increased in March and April 2009. Finally, to support the FX liquidity and ensure the healthy functioning of the FX markets, the maturity of the FX deposit borrowed by the banks in Foreign Exchange Deposit Markets was extended and the lending rate for transactions in which the Central Bank is a party were reduced from 7% to 5.5% for US Dollar and from 9% to 6.5% for Euro transactions. Further, the Central Bank held FX selling auctions between March 10 and April 2, 2009 to ensure smooth operation of the foreign exchange market by supporting liquidity. Later, as positive expectations related to the global economy strengthened liquidity and risk appetite, which in turn caused an increase in the capital inflows to Turkey, along with the other emerging markets, and made the foreign exchange market relatively more stable, the Central Bank resumed FX buying auctions as of August 4, 2009.
     The developments following the measures taken by the Central Bank against the effects of the global financial crisis have confirmed its projections regarding the magnitude of the crisis and its impact on economic activity and the inflation outlook. This, in turn, has verified the accuracy of its policy decisions and thus, increased the effectiveness of the Central Bank’s measures on financial variables and market expectations. Consequently, the Central Bank’s ability to influence the market interest rates has increased substantially and hence, market interest rates declined to historically low levels following the monetary policy stance, including the periods marked by high global risk appetite. This decline accelerated further especially after the Central Bank presented a medium-term policy perspective regarding its monetary policy stance in the upcoming periods in the July 2009 Inflation Report. Furthermore, the decline in market rates spread to all maturities, being more pronounced for long-term yields than short-term maturities and thus, the yield curve has become flatter. This can be interpreted as the permanence of the achievements made during the crisis period in terms of lower market rates.
     The downward trend in market rates has passed through to the medium-term real interest rates, driving them to historically low levels as well. Despite the fact that a fall in real interest rates during times of recessions would be expected, it is an unprecedented case for Turkey. In this sense, the current level of real rates is a positive indicator of both the effectiveness of monetary policy and the normalization of the Turkish economy. Finally, the cumulative policy rate cuts and other policy measures taken by the Central Bank started to influence credit rates beginning from the second half of 2009.
     Coupled with all these relatively favorable developments in financial markets, annual inflation remained broadly in line with forecasts of the Central Bank, declining significantly from 10.06% at the end of 2008 to 6.53% by December 2009, thereby remaining within the uncertainty band defined around the target for the year-end. As inflation was consistent with the target throughout the year, inflation expectations followed a favorable course in all maturities, with the help of prudent monetary policy implementations during the crisis and the effective communication strategy of the Central Bank. Inflation expectations were broadly consistent with the inflation targets by the end of the year 2009.
     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:
     Table No. 28
Selected Central Bank Balance Sheet Data

	2005	2006	2007	2008	2009
	(in millions of Turkish Liras)
ASSET	90,070.1	104,352.4	106,624.8	113,458.8	110,026.3
Foreign Assets	72,337.7	91,464.6	90,891.1	114,963.6	115,414.7
Domestic Assets	17,732.4	12,887.8	15,733.7	-1,504.9	-5,388.3
Cash Operations	15,722.7	12,242.2	11,023.1	4,872.4	-378.2
FX Revaluation Account	2,009.7	645.6	4,710.6	-6,377.2	-5,010.1
IMF Emergency Assistance	0.0	0.0	0.0	0.0	0.0
LIABILITY	90,070.1	104,352.4	106,624.8	113,458.8	110,026.3
Total Foreign Liabilities	51,522.4	62,436.8	51,834.4	58,758.0	59,294.4
Liabilities to Non-Residents	22,857.8	24,328.3	19,912.8	22,127.6	22,917.4
Liabilities to Residents	28,664.6	38,108.5	31,921.6	36,630.4	36,377.1
Central Bank Money	38,547.7	41,915.6	54,790.4	54,700.1	50,731.9
Reserve Money	32,696.4	41,398.5	46,548.0	62,967.2	64,723.5
Currency Issued	19,612.0	26,815.2	27,429.4	31,743.4	38,340.3
Deposits of Banking Sector	12,898.9	14,419.9	18,920.6	30,941.2	26,178.7
Extra Budgetary Funds	90.6	55.4	92.4	142.6	135.6
Deposits of Non Banking Sector	94.9	108.0	105.6	139.4	68.9
Other Central Bank Money	5,851.3	517.1	8,242.5	-8,266.4	-13,991.6
Open Market Operations	4,983.0	-1,098.4	3,911.2	-10,125.6	-18,917.4
Deposits of Public Sector	868.3	1,615.5	4,331.2	1,859.2	4,925.8
     Source: CBT.

     The following table presents key monetary aggregates for the dates indicated:
Table No. 30
Key Monetary Aggregates
(as of year end)

	2005	2006	2007	2008	2009
	(in millions of Turkish Lira)
M1	41,759	47,491	52,818	57,675	71,153
M2	153,146	185,145	223,889	281,861	318,719
M2X (M2 + foreign exchange deposits at commercial banks)	229,587	286,544	328,086	409,683	458,040
Source: CBT
     The following table presents the discount rates of the Central Bank for the dates indicated:
Table No. 31
Discount Rates

Year	Discount Rates
2005	23%
2006	27%
2007	25%
2008	25%
2009	15%

Source: CBT
BANKING SYSTEM
     The Banks Act has changed nine times in the last eight years, with the aim of harmonizing developments in the Republic and abroad (Law No. 4389 as amended eight times thereafter, by Law No. 4491 in December 1999, Law No. 4672 in May 2001, Law No. 4684 in June 2001, Law No. 4743 in January 2002, Law No. 4842 in April 2003, Law No. 5020 in December 2003, Law No. 5189 in June 2004 and Law No. 5228 in July 2004). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:
     • Settling markets to an active, regular and transparent structure;
     • Protecting the rights of the individual customers who use financial services;
     • Settling the Banking Regulation and Supervision Agency’s (“BRSA”) structure, duties and responsibilities to be more sensitive to the market’s needs and more elastic;
     • Performing the functions of regulation and supervision of the activities of banks, financial holding companies, financial leasing companies, factoring companies, financing companies and support services institutions;
     • Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;
     • Making good governance dominant by implementing corporate governance principles;
     • Integrating the Turkish banking system to the international markets;

     • Granting the permissions for the establishment and operations of banks, financial holding companies, financial leasing companies, factoring companies, consumer financing companies and outsourcing institutions as a part of prudential supervision;
     • Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;
     • Protecting fundamental principles such as transparency and equality between various parts of the financial system;
     • Establishing and generalizing confidence and stability in the financial markets;
     • Predicting the risky developments in the financial markets;
     • Decreasing the transactions and intermediation costs in the banking sector;
     • Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and
     • Establishing the procedures for the exchange of information between the BRSA and related authorities.
     The Turkish banking system is currently regulated and supervised by the BRSA which is an independent and autonomous public entity with administrative and financial autonomy that has supervised banks and other financial institutions since August 31, 2000. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411) which was approved on November 1, 2005.
     The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by Law No. 5411.
     In addition to the Central Bank (“CB”), 49 banks were operating in Turkey as of the end of 2009, including 13 investment and development banks, 4 participation banks and 31 commercial banks and 1 SDIF bank. As of year end 2009, of the commercial banks in the sector, 3 were state banks, 11 were private banks and 17 were foreign commercial banks.
     When analyzed by banking groups, it is observed that the share of private banks decreased in favor of state banks from 2007 to 2009. While the share of the local private banks in the sector by asset size slightly decreased from 55.7% to 52.1%, the share of foreign banks increased from 14% to 16%. During that period, the share of state banks increased from 30.4% to 32.2%.
     Total assets of the Turkish banking system, which was around $303 billion in 2005 has increased 85% and reached $560 billion as of end of 2009. The increase in loans is even sharper. Total loan portfolios have increased 126.4% during the 2005-2009 period. The non-performing loans which amounted to approximately $5.8 billion in end-2005, increased to $14.7 billion as of December 2009. The amount of provisions set aside for these loans was $12.3 billion in 2009. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios were $172.8 billion as of December 2009.

     Table No. 32
     Main Figures Of Banking Sector14

Billion USD	2005	2006	2007	2008	2009

Total Assets	303.0	353.6	501.5	481.3	560.1
Loans	116.5	155.0	246.4	241.6	263.7
Securities Portfolio	106.5	112.5	142.1	127.5	172.8
Deposits	187.3	218.2	307.8	298.7	345.6
Own Funds	40.7	42.1	65.3	56.8	74.4

[14]	Includes the data of participation banks.
     The capital structures of the banks in the system were the core of the restructuring program. A three-phase audit was implemented to reveal the capital structures of the private banks. As of December 2009, the average capital adequacy ratio of the whole sector was 20.6%.
     The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency. On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This new regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.
     State Banks
     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.
     As a first step, management of the two state banks was transferred to the Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally.
     State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which increased transparency. As of December 2005, the non-performing loans portfolio of the state banks decreased to TL1,516 million and provisions made for these non-performing loans decreased to TL1,442 million. The non-performing loans portfolio of the state banks was TL1,405 million and TL1,424 million as of December 2006 and 2007 respectively and provisions made for these non-performing loans was TL1,328 and TL1,330 million, respectively. In 2008 the non-performing loans portfolio of the state banks was TL1,855 million and provisions made for these non-performing loans were TL1,528 million. In 2009, the non-performing loans portfolio of the 3 commercial/deposit state banks was TL 4,902 million and provisions made for these non-performing loans were TL4,247 million.
     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, own funds increased to TL9.0 billion as of December 2005, to TL10.4 billion as of December 2006 and to TL11.6 billion as of December 2007, TL11.7 billion as of December 2008. As of December 2009, the equity capital of three commercial/deposit state banks was TL13.6 billion. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.

Table No. 33
Consolidated Balance Sheet of State Banks

	Million TL					% Share
	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
	2005	2006	2007	2008	2009	2005	2006	2007	2008	2009
Assets
Cash & Claims on Banks	4,280	6,641	5,125	15,819	16,858	4.60	6.20	4.20	10.2	9.1
Securities Portfolio	54,164	58,839	59,188	73,92	88,73	58.8	54.9	48.8	47.5	47.8
Loans	19,523	28,289	38,689	54,954	67,191	21.20	26.40	31.9	35.3	36.2
Loans under Follow-Up (Net)	74	76	94	328	481	0.1	0.1	0.1	0.1	0.1

-Loans under Follow-Up	1,516	1,405	1,424	1,856	2,522	1.60	1.30	1.20	1.2	1.4

-Provisions for Loans under Follow-Up (-)	1,442	1,328	1,33	1,528	2,041	1.60	1.0	1.0	1.1	1.1

Duty Losses	—	—	—	—	—	—	—	—	—	—

Other Assets	14,062	13,396	18,293	10,713	12,333	15.30	12.50	15.10	7.1	6.6

Liabilities
Deposit(1)	72,094	84,961	96,644	120,569	139,264	78.3	79.2	79.6	77.4	6.5
Borrowings from Banks(2)	1,221	2,42	2,524	4,041	4,555	1.30	2.30	2.10	2,6	2.5
Other Liabilities	9,796	9,501	10,62	19,475	13,33	10.60	8.90	8.70	12.5	17.3
Shareholders’ Equity	8,993	10,359	11,601	11,65	16,11	9.80	9.70	9.60	7.5	8.6

Balance Sheet Total	92,103	107,241	121,389	155,734	185,593	100.0	100.0	100.0	100.0	100.0

(1)	Interbank-Deposits are excluded.

(2)	This item includes Interbank Deposits and Interbank Money Market transactions.
Source: BRSA
     In the aftermath of the restructuring of state banks, a positive impact in financial and operational restructuring became observable in the profitability performance of the state banks. The total profit of state banks was TL2,334 million (Ziraat Bankasi TL1,802 million and Halk Bankası TL532 million) as of December 2005. As of December 2006, total profit of state banks was TL2,964 million (Ziraat Bankasi TL2,100 million and Halk Bankasi TL863 million) and as of December 2007, total profit of state banks was TL3,482 million (Ziraat Bankasi TL2,351 million and Halk Bankasi TL1,131 million). As of 2008, the total profit of state banks was TL

5,142 million (Ziraat Bankasi TL2,134 million and Halk Bankasi TL1,018 million), whereas in 2009 the total profit of these banks reached TL5,142 million (Ziraat Bankası TL 3,511 and Halk Bankası TL 1,631).
     The SDIF banks
     After the BRSA began operating on August 31, 2000, the administration of 13 banks was assumed by the SDIF, in addition to the 8 banks already existing under its administration. As of December 2009, one bank was under the administration of the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:
•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.
     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.
     With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.
     In order to eliminate SDIF’s short-term liabilities and settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.4% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that KocBank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     On September 23, 2008, it was announced that SDIF and Çukurova Group is continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of an additional 12 companies of Toprak Group had begun. On August 8, 2009, it was announced that management control of the 22 companies under Toprak Group was transferred to SDIF.
     The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimento Sanayi won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion. On September 28, 2006, it was announced that the SDIF had agreed with Yasar Group (former owner of the Yasarbank) on early repayment of its outstanding debt to the SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to SDIF on September 28, 2006. On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Calik Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. The sale of ATV-Sabah was approved by the Competition Board on January 10, 2008 and by the RTÜK on February 7, 2008. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah.
     On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     The long position of the sole SDIF bank, Bayindirbank, was $33 million as of end of 2005. Foreign exchange net open position of SDIF bank was $20 million as of end of 2006, $2 million as of end of 2007 and $1.6 million as of end of 2008. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.S. to collect losses which were incurred by Interbank A.S.
     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group. On September 20, 2008, it was announced that SDIF had taken over the media companies of the Erol Aksoy Group, the former controlling partner of Iktisat Bankasi, in response to the breach of the protocol between SDIF and Erol Aksoy Group that was signed on May 9, 2006.
     On November 13, 2008, the Assembly approved a new law (Law No. 5811) that transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years. Law No. 5811 was published in the Official Gazette on November 22, 2008 (No. 27062).
     Private Banks
     With the “Banking Sector Restructuring Program” implemented in May 2001 and finalized in 2004, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further improved by the introduction of a set of new instruments which strengthened the capital of private banks through public support if necessary, establish a legal framework for the restructuring of debts to the financial sector (known as the Istanbul Approach), and establish asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to current laws) were put into force on January 31, 2002. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or Tier 2 capital (a subordinated loan) .

     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aimed to increase the transparency in the banking sector.
     Cash capital increases, adjustment of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.
     In order to help private sector companies continue to operate and regain solvency after the financial crises, the Istanbul Approach, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables became possible. Additional financing to debtors, if necessary, may also be provided under the approach.
     Companies were separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies were determined as follows: the number of registered employees of the company must be above 100, the annual export volume of the company must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. The FRFA was completed in April 2005. To date, 318 companies (of which 217 are large scale companies) have been under the Istanbul Approach with a total of $6.0 billion in contracted loans.
     Regulatory and Supervisory Framework
     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.
     In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 include:
•	The BRSA supervision of financial holding, leasing, factoring and consumer finance companies.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	An open partnership structure and a new organizational chart that allow for a more efficient supervision by BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks cannot be less than TL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their up-to-date articles of association on their web sites to increase transparency.

•	The establishment of audit committees within financial institutions to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting against the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by laws.
          The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to get in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate Countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding financial leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, liquidity are also important for the Turkish banking system.
          With the Regulation on Measurement and Assessment of Capital Adequacy of Banks, published in the Official Gazette No. 26333 on November 1, 2006, in addition to credit risk and market risk, principles regarding operational risk were set forth. Moreover, with this regulation, principles regarding the settlement and commodity risks were added in the regulatory framework. And with Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set.
          Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006. With this regulation, the corporate governance principles of banks were revised according to recommended principles by the Basel Committee.
          Regulation on Banks Internal Systems was published in the Official Gazette No. 26333 on November 1, 2006. The characteristics of the members of the audit committee and standards in order to ensure their independence are set forth by this regulation. Internal audit functions are conducted under a risk-based approach. With this regulation the following are set by the Board: the principles and procedures applicable to the establishment, functioning and adequacy of internal control, risk management and internal audit systems; the units to be established; the activities to be performed; the duties and obligations of senior management; and the reporting to be made to the Agency.
          Regulation on Measurement and Evaluation of Liquidity Adequacy of Banks, prepared by the BRSA Board upon the approval of the Central Bank, was published in the Official Gazette No. 26333 on November 1, 2006. The objective of this Regulation was to regulate the procedures and principles for achievement and maintenance by banks of adequate levels of liquidity in order to satisfy the liabilities attached to their assets.
          Regulation on the Principles and Procedures Related to the Determination by Banks of Qualifications of the Loans and Other Receivables and to the Provisions to be Set Aside was published in the Official Gazette No. 26333 on November 1, 2006. The Regulation determines the principles and procedures for the classification of loans and other receivables of banks according to their characteristics and for the provisions to be set aside for them.
          Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks published in the Official Gazette No. 26333 on November 1, 2006, requires banks to ensure their operations are in line with Turkish Accounting Standards which are in compliance with IAS’s and IFRS’s. Upon consulting the Associations of Institutions and the Turkish Accounting Standards Board, the following principles and procedures were established by the Board, (i) to ensure uniformity in banks’ accounting systems; (ii) to provide banks accurately record all their transactions; and (iii) to ensure banks timely and accurate preparation of their financial reports in a style and format that will meet the requirements for proper reporting, which is clear, reliable, comparable and suitable for auditing, analysis and interpretation.
     The following regulations were published in the Official Gazette No. 26333 on November 1, 2006:
     • Regulation on Authorization and Activities of the Organizations that Will Conduct Independent Audit at Banks was published in the Official Gazette No. 26333 on November 1, 2006. The purpose of this Regulation was to lay down the principles and procedures related to the authorization, operations and revoking powers of the independent audit firms that conduct the audit at the banks. By this Regulation, the rights and interests of depositors are to be protected by reviewing whether the banks’ transactions are recorded in a correct manner and whether financial statements are prepared in compliance with the provisions of National Accounting Standards.
     • Regulation on Authorization and Operations of Valuation Agencies was published in the Official Gazette No. 26333 on November 1, 2006. This Regulation sets forth principles and procedures for the establishment, recognition and operation of independent and impartial valuation agencies which will be authorized to value banks’ assets and liabilities recorded on their balance sheets, banks’ guarantees received in connection with their credits and other receivables, banks’ rights and liabilities arising from their contracts, and banks’ revenues or expenses arising from transactions.
     • Regulation on Authorization and Operations of Rating Agencies was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, principles and procedures for the establishment, recognition and operations of independent and impartial external credit rating agencies which will be authorized to evaluate credit risks of the banks in terms of the standardized approach in the scope of Basel II were determined.
     • Regulation on the Establishment and Operations of Financial Leasing, Factoring and Financing Companies, was published in the Official Gazette No. 26315 on October 10, 2006. With this Regulation, the rules and procedures relating to the establishment, activities, amendments to articles of association, management, merger, dissolution, exchange of shares, limits of operations, accounting, reporting and supervision of these companies were determined.
     • Regulation on Outsourcing Activities Banks Receive and Authorization of Institutions That Will Perform the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, rules and procedures of authorization of the institutions which provide services as an extension and complement to main services to the banks and the principles relating to the types of outsourcing services that can be procured are regulated.
     • Regulation on the Merger, Division and Exchange of Shares of Banks published in the Official Gazette No. 26333 dated November 1, 2006, set out the principles and procedures applicable to mergers, divisions and exchanges of shares of the banks operating in Turkey. With this Regulation, divisions and exchanges of shares were introduced.
     The Act on Bank Cards and Credit Cards No. 5464 was put into force by being published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used. The main highlights of the Law include:
•	Cardholders and institutions establishing card systems, issuing cards and/or making contracts with merchants are subject to the Act.

•	Institutions intending to establish card systems, issue cards or make contracts with merchants must meet certain conditions and receive permission from BRSA. The reasoned decisions for issuance and revocation of operating permissions are to be published in the Official Gazette.

•	Card issuers shall not issue credit cards without a claim or written contract.

•	The Banks Association of Turkey and The Association of Special Finance Institutions shall determine the places where credit card claims can be collected upon the approval of the Agency.

•	If a minimum periodic payment is not paid within the period established by the Act or a judicial fine is levied because of improper card use, all credit cards of the cardholder shall be revoked.

•	Limits on the liability of a cardholder for unauthorized use have been established and a cardholder shall not be liable for more than TL150 24 hours before notification to the issuer.

•	Credit card limits for one individual holder for the first year shall not exceed twice the individual’s monthly average income, up to TL1,000.

•	The institutions subject to this Act shall make their records regarding internal controls, risk management, internal audit systems, and accounting and financial reporting units available for supervision by the Agency. The Agency may revoke the operating permission of any institution not in compliance with these measures.

•	Only the institutions granted permission to establish card systems, issue cards and make contracts with merchants, shall be allowed to perform these activities.
     According to the Act on Bank Cards and Credit Cards No. 5464, Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of Bank Card and Credit Card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth.
     An IT audit team has been formed by BRSA in 2006 and has started conducting IT audits in selected banks. Also, an IT Audit with limited scope was performed at deposit money banks in 2005 by independent auditing institutions. A regulation regarding “Auditing Bank’s Information Systems by Independent Auditing Institutions” has gone into effect. According to this regulation, as of 2006 each bank has to be audited once a year in terms of application controls and once every two years in terms of general controls. “Communiqué on the Report Format Pertaining to the Audit of the Information Systems to be Installed in the Banks by the Independent Auditing Firms” was published and for the first year (2006) all banks’ information systems have been audited and reported to the BRSA according to these regulations. Consolidated partnership of banks were also included in the IT Audit scope starting from 2007 according to “Auditing Bank’s Information System by Independent Auditing Institutions” regulation. “Communiqué on the Norms for Managing Information Systems on Banks” was published on September 14, 2007, which defines certain principles about management of information systems of banks.
     In 2009, 9 regulations and 5 communiqués in line with the Law No. 5411 were amended. The new amendments cover a wide range of issues including the establishment and operations of banks, protective provisions, financial reporting, non financial institutions, bank cards and credit cards and other provisions.
CAPITAL MARKETS
     Capital markets deregulation was undertaken as part of overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Owned Enterprises (“SOEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.
     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.
     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides penalties in judicial fines and two to five years imprisonment.

     Prospective securities issuers, including SOEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses disclosures must be in accordance with EU directives. A new communiqué became effective in 2009 to regulate the establishment and activities of asset finance funds, and provide guidance related to registration and issuance of asset backed securities and the related public disclosure requirements.
     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of investment funds of which 51% of their portfolio is comprised of shares certificates trading on the ISE provided that the holding period is more than one year. Further, the withholding tax rate is set as 0% for non-resident individuals and companies. As of the end of 2009, the number of mutual funds offered to the public equaled 369 and total net asset value of these mutual funds equaled TL 29.5 billion.
     Securities investment trusts, real estate investment trusts and venture capital investment trusts are other types of institutional investors subject to The Capital Market Law. To improve institutional investors, the Government has exempted these investment trusts from corporate tax. As of the end of 2009, the number of listed securities investment trusts equaled 33, listed real estate investment trusts equaled 14 and listed venture capital investment trusts equaled 2. The total net asset value of securities investment trusts equaled TL 707 million, the total net asset value of real estate investment trusts equaled TL 4.7 billion, and the total net asset value of venture capital investment trusts equaled TL 154 million.
     Rules regarding margin trading, borrowing and lending securities and short-selling had been promulgated in December 1994 and were revised in 2003 with a new communiqué. In March 1996, principles for the issuance of securities by non-residents were introduced which are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of investment firms was published by the CMB and has been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of investment firms.
     Regarding credit rating agencies, a revised communiqué complying with IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007. This communiqué includes provisions for the rating activities including credit rating and the rating of compliance with corporate governance principles. Currently, four internationally recognized rating agencies (S&P, Moody’s and Fitch for credit rating; RiskMetrics for rating of compliance with corporate governance principles) and 5 national rating agencies are authorized by the CMB.
     The 1999 amendments to the Capital Market Law introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the creation of the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.
“Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” became effective in June 2001 and the Central Registry Agency (CRA) was established as a private entity in 2001. The principles regarding dematerialized securities were finalized in 2002. The dematerialized system became operational for equities traded on the ISE in 2005for mutual fund certificates and corporate bonds in 2006 and for commercial papers in 2007 and for bank bills in 2009. Additionally, the dematerialized system for government bonds will soon be finalized.
     The regulation concerning the principles for the licensing of staff of financial intermediaries who engage in capital markets activities became effective in August 2001 and licensing exams began in September 2002. Nine different types of examinations are prepared and organized by the Board: Capital Market Activities Basic Level, Capital Market Activities Advanced Level, Clearing and Operation Officers, Derivative Instruments, Real Estate Appraisers, Credit Rating Specialist (since September 2005), Corporate Governance Rating Specialist (since September 2005), Independent Auditing in Capital Markets (Since September 2007) and Residential Real Estate Appraisers (since January 2008). As of the end of 2009, 28,766 licenses have been granted.

     Pension funds began to operate in October 2003. As of the end of 2009, the number of pension funds offered to the public equaled 130. The total net asset value of these funds equals TL 9.048 billion.
     Adoption of international standards is seen as a crucial issue for both enhancing integrity in the capital markets and attracting domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Currently International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) were adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (“IFAC”). There are 94 authorized audit firms operating in Turkish capital markets and about half of them have an international membership.
     In March 2007, a new law amending several laws related to the housing finance system was published. This law established the rules regarding securitization and covered bonds and reformed many laws including the consumer protection, foreclosure, bankruptcy, and tax laws in order to create a more convenient legal environment for securitization. In 2007, three by-laws of CMB were drafted and published covering mortgage backed securities, covered bonds and real estate appraisal companies which would serve the issuers and investors of these securities. The Capital Market Law is amongst the laws amended by the aforementioned law. With the amendments mortgage covered bonds and asset covered bonds were introduced as well as regulations regarding; appraisal companies/appraisers, housing finance, housing finance fund, mortgage finance corporations, The Association of Appraisal Specialists of Turkey, gradual liquidation of mortgage finance corporations, criminal penalties and administrative fines were set out. The regulations regarding housing finance are expected to deepen the capital markets and allow more citizens to access housing finance, lowering the funding cost of market participants through diversified and enlarged funding solutions.
     With progress in the introduction of a mortgage market, a particularly important area has been valuation. Adoption of International Valuation Standards aims at harmonization with EU and international implementations and the acceptability of Turkish valuation reports in the international markets.
     The regulation regarding the establishment of operational principles for an organized market for SMEs became effective on March 18, 2003. In July 2003, the Capital Markets Board issued Corporate Governance Principles, which used the OECD principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. Implementation of these principles is based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by ISE at the end of August 2007. By the end of 2009, the index was composed of 27 companies, that have a corporate governance rating of at least 6 out of 10.
     In April 2004, regulations related to Exchange Traded Funds became effective. In 2006, hedge funds were regulated, whereby a definition of qualified investors was introduced to the system. As the end of 2009, 4 hedge funds registered in with total net asset value of TL 31,9 million. Moreover, in 2006, a regulation enabling the functioning of “funds of funds” was issued. As of the end of 2009, the number of exchange traded funds offered to the public equaled 10 and funds of funds equaled 3. The total net asset value of exchange traded funds equals TL 191,2 million and the total net asset value of funds of funds equals TL 17,4 million. In 2007 regulations related to guaranteed and capital protected funds became effective and in 2009 the related regulation was amended to introduce umbrella fund structure for capital protected and guaranteed funds. As of the end of 2009 the number of capital protected funds offered to the public equaled 25 and guaranteed funds equaled 8. The total net asset value of capital protected funds equals TL 467,9 million and the total net asset value of guaranteed funds equals TL 170 million.
     In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. Contracts traded on this exchange consist of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures and index futures. The position transfer process became effective at the end of 2009. For options to be traded on Turkish securities markets, the work on establishing technical infrastructure and preparing regulatory framework are still continuing.
     The amount of private sector securities issued equaled TL 7,38496 million in 2005 and increased to TL. 42.349 million in 2009 As of year-end 2009, the total traded value of securities reached TL474,6 billion. As of December 31, 2009, total market capitalization was TL 351 billion. The upward movement of market indices both in terms of Turkish Lira and US Dollar, which started in 2003 continued until 2007 and due to the global crisis, followed a downward trend in 2008, and then picked up in the following year. ISE Share Price Index-100 decreased by 52% in 2008 to 26.864 and rose by 97% in 2009 to 52.852. The total traded value in the ISE Stock Market amounted to TL 332 billion (US$261 billion) in 2008 and this figure increased to TL 475 billion (US$308 billion) in 2009. Market capitalization of ISE companies has followed an uneven course since 2005. After a minor yearly rise of 5% in 2006, total market capitalization of ISE companies in TL terms increased by 46% in the year 2007 (USD 290 billion) when compared to the amount in 2006 (USD 164 billion). Following a drop of 46% in 2008 (USD 120 billion), market capitalization in 2009 rose by 92% (USD 236 billion) on a yearly basis.
     In spite of the negative effects of the global financial crisis of 2008, the Bonds and Bills Market continued to develop. The total annual traded value increased from its level of TL 3.24 trillion (US$2.51 trillion) in 2008 to 3.40 trillion (USD 2.2 trillion) in 2009, while the daily average traded value amounted to TL 13.49 billion (US$8.73 billion). The total traded value decreased by 12.5% to US$2.2 trillion on a US$ basis compared to the previous year. Of the total traded value for 2009, 12.27% was realized over the counter and 87.73% was realized on the ISE Bonds and Bills Market.
     As of December 31, 2009, there were 103 investment firms licensed to trade on stock markets and 41 banks and 103 investment firms licensed to trade on other securities markets at ISE. In addition, there were 90 intermediary institutions (banks, investment firms, futures investment firms) licensed to trade on TURKDEX.
     A department was established within the ISE in March 2009 to launch and operate the Emerging Companies Market (ECM) in order to create a transparent and organized platform where securities, issued to raise funds from the securities markets by companies with growth and development potential, can be traded. Additionally, within the framework of the restructuring of the ISE Stock Market segments, the Collective Products Market was established as a listed market where the shares of investment trusts, real estate investment trusts, and venture capital investment trusts as well as the participation certificates of exchange traded funds, warrants, and other structured products will be traded.
     The work carried out by the CMB and other related institutions in order to start the trading of warrants, a new financial instrument, on the ISE Stock Market, is in its final stage.
     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.
     ISE Settlement and Custody Bank Inc., namely Takasbank, , is “the Clearing and Settlement Center” for the Istanbul Stock Exchange, “the Clearing House” for the Turkish Derivatives Exchange, the custodian for the pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Having banking capacity, Takasbank provides its members with a money market facility and banking services including cash credits, securities lending and cross-border settlement and custody services via SWIFT and correspondent accounts.
     In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and was designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom, Also, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions. With the completion of dematerialization, beginning on November 28, 2005, Takasbank handed over its central depository function for securities to the CRA, in which Takasbank is both a main shareholder with 65% and a systems developer.

     The following table shows market activity in the Turkish capital markets for the periods indicated:
Table No. 35
Securities Markets Activities

	2005	2006	2007	2008	2009
Securities Issued (in millions of TL)	7,384	20,304	10,542	27,349	42,350
Outstanding Securities (in millions of TL)	278,011	293,428	307,535	338,817	400,691
Private	31,929	41,058	52,225	63,989	70,686
Public	246,081	252,370	255,310	274,827	330,004
Traded value on the ISE Markets (in millions of TL)
Stock Market	269,932	324,131	387,777	332,604	474,611
Bonds and Bills Market	2,340,436	2,920,573	2,935,118	3,236,312	3,399,583
Off-exchange bonds & bills transactions	568,948	705,774	725,889	680,393	714,411
Stock Market Capitalization (in millions of TL)	218,318	230,038	335,948	182,025	350,761
ISE National 100 Index (on TL basis)	39,778	39,117	55,698	26,864	52,852
Number of Companies Traded	304	316	319	317	315
Sources: Capital Markets Board, ISE, Undersecretariat of Treasury, Privatization Administration.
PUBLIC FINANCE
GENERAL
     In the course of European Union (“EU”) accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change is the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA”) in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public financial management and accountability. Throughout this Law, key concepts of the modern public financial management system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance based budgeting, multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/control and external audit practices have been put into practice. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.
     The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (“EBFs”). The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.
     The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. PFMC Law requires in many instances secondary legislation for its implementation, most of which has been completed.
     Below, some brief information is given about the budgeting process, accounting system, internal and external audit in line with the new reforms.
     Budgeting
     The new system modernizes the budgeting process according to international standards. The central budget remains the pivotal point of the public finances and is prepared according to a schedule common to OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.
     As an initial step of the preparation of the Central Government Budget, a medium-term program is prepared by the Undersecretariat of State Planning Organization (“SPO”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term program is prepared by the Ministry of Finance (“MoF”) and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the SPO) and spending agencies, before political reconciliation in the Cabinet and the Parliament.
     The annual budget process of administrations begins in June with the Budget Call prepared by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the SPO. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.
     The approved budget is implemented through a unified treasury system and the closing accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts of the SSIs, EBFs and local governments.
     To align the accounts with the Government Financial Statistics (GFS) standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget classification system consisting of institutional, financial, economic and functional terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.
     Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.
     The preparation and the implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own board of directors/councils.
     Accounting
     Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.
     Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated to the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of Treasury; namely, Accounting Office for Foreign Payments, Accounting Office for Domestic Payments and Accounting Office for State Debts. The Ministry of Finance is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.
     The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation.
     The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts (TCA). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.
     Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The ambition is to produce accounts in accordance with ESA 95 for the year 2009.
     Internal audit
     The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. For 2009, 1369 internal auditor position were reserved; currently 768 are appointed.
     External audit
     External audit is regulated by the Law on the TCA. Article 68 of the PFMC Law specifies that the TCA may audit all general government organizations (central government agencies, local governments and SSIs). TCA’s independence is secured. TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Removal can only happen due to criminal conviction or for medical reasons. The TCA is responsible for the financial, compliance and performance audits of the general government agencies. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure. The TCA also submits a report to the Parliament on the general conformity on the fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available. In order to enhance the capacity of the TCA for the external audit areas, the TCA has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff. Moreover, a draft law on the TCA was submitted to the Parliament in 2005 in order to align its responsibilities with the PFMC Law.
CONSOLIDATED CENTRAL GOVERNMENT BUDGET
     The Turkish budget classification system is called the Analytical Classification-Code System. Since 2004, the budget data has been disseminated according to the Analytical Classification-Code System.
     In accordance with a 2004 decree (Official Gazette (No. 25685)), the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     The economic program within the framework of the Stand-By Arrangement has been focusing on debt reduction through the high primary surpluses, retained by 6.5% of GNP15 primary surplus target for public sector during the program period.
     Fiscal policy remained prudent in 2005. In 2005, estimated consolidated budget revenues were YTL126,409 million (26.0% of GNP) and estimated expenditures were YTL155,628 million (31.2% of GNP). The budget deficit was projected as YTL29,137 million and primary surplus was targeted at YTL27,302 million (5.8% of GNP).
     At the end of 2005 consolidated budget revenues and expenditures reached YTL137,981 million (28.4% of GNP) and YTL146,098 million (30.0% of GNP), respectively. The budget deficit was YTL8,117 million (1.7% of GNP) and primary surplus was YTL37,563 million (7.7% of GNP).
     As the Law No. 5018, Public Fiscal Management and Control Law came into effect in Jan 1, 2006, the institutional scope of the budget was broadened. Other than these institutional changes, another change made in the system was that shares of local governments and funds started to be disseminated on a gross basis within both revenues and expenditures. Accordingly, the data for 2006 are also shown in a separate table below (Table No.36).
     In 2006, estimated central government budget revenues were YTL160,326 million and estimated expenditures were YTL174,322 million which generated a budget deficit of YTL13,996 milion. The results show

[15]	Determined according to 1987 based GNP series.

that at the end of 2006, budget revenues and expenditures were realized at YTL173,483 million (22.9% of GDP) and YTL 178,126 million (23.5% of GDP), respectively. The budget deficit was 4,643 million, representing 0.6% of GDP and the primary surplus was YTL45,941 million, representing 6.1% of GDP.
     On October 17, 2006, the Council of Ministers submitted the draft budget law for 2007-2009 period to the Assembly. The draft law includes a YTL204.9 billion target for central government budget expenditures, a YTL188.2 billion target for central government budget revenues and a YTL36.2 billion target for central government budget primary surplus in 2007. The Budget Law (Law No. 5565) was approved by the Assembly on December 26, 2006. On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget included 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP16 ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.
     Central government revenues reached YTL190,360 million at the end of 2007 (22.6% of GDP). Central government budget expenditures totaled YTL204,068 million (24.2% of GDP), of which YTL155,315 million were primary expenditures (18.4% of GDP). As a result, a primary surplus of YTL35,045 million was reached, representing 4.2% of GDP as well as a budget deficit of YTL13,708 million, representing 1.6% of GDP (Table No. 36).
     On October 17, 2007, the Council of Ministers submitted the draft budget law for 2008 to the Assembly. The draft 2008 budget includes targets of approximately YTL222.6 billion for central government budget expenditures, YTL204.6 billion for central government budget revenues and approximately YTL18 billion for central government budget deficit. On November 22, 2007, the draft 2008 budget was approved by the Planning and Budget Commission. On December 14, 2007, the Assembly approved the budget law and on December 19, 2007, the President approved the budget law and published the approval in the Official Gazette dated December 28, 2007 (No. 26740). The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     Central government revenues reached YTL209,598 million (22.1% of GDP) in 2008. Primary expenditures and total expenditures were YTL176,369 million (18.6% of GDP) and YTL227,031 (23.9% of GDP) million, respectively. As a result, a primary surplus of YTL33,229 million was reached which corresponds to 3.5% of GDP. The budget deficit in 2008 was YTL17,432 million representing 1.8% of GDP (Table No. 36).
     In 2009, due to the global economic slowdown the fiscal outlook of Turkey declined because of the decrease in tax revenues and the impact of measures taken to stimulate the economy. As a result, provisional budget revenues and expenditures were realized at TL215,060 million (22.5% of GDP) and TL267,275 (28.0% of GDP) million, respectively. The budget deficit was TL52,215 million, representing 5.5% of GDP and primary surplus was TL986 million, representing 0.1% of GDP.
     The following table sets forth the consolidated central Government budget (adjusted).

Table No. 36
Consolidated Central Government Budget

(in millions of NewTurkish Lira)	2005
REVENUES	137,981
Tax Revenues	106,929
Direct Taxes	32,673
Indirect Taxes	74,256
Other	31,052
Non-Tax Revenues	25,468
Capital Revenues	2,025

[16]	Determined according to 1987 based GNP series.

(in millions of NewTurkish Lira)	2005
Grants and Aids	1,333
Receivables	0
Annexed Budget Revenues	2,225
EXPENDITURE	146,097
PRIMARY EXPENDITURE	100,418
Personnel Expenditure	31,856
Social Security Contributions	4,533
Purchase of Goods and Services	14,446
Interest Payments	45,680
Domestic Interest Payments	39,270
Foreign Interest Payments	6,223
Discount and Short Term Transactions	186
Current Transfers	35,223
SOE Duty Losses	522
Transfer to Emekli Sandigi	8,889
Transfer to Bag-Kur	6,863
Transfer to SSK	7,507
Transfer to Unemployment Insurance Fund	503
Social Aid and Solidarity Incentive Fund	0
Transfer to the Autonomous Agencies	1,576
Credit and Dormitories	1,114
Agricultural Subsidies	3,707
DIS	2,393
Deficiency Payment	0
Livestock	345
ARIP	29
Other Agricultural Subsidies	940
Tax Rebates to Pensioners	1,293
Aids to Other Countries and Contributions to Int. Ins.	391
Other Current Transfers	2,857
Capital Expenditure	9,805
Capital Transfers	1,546
Lending	3,009
Contingencies	0
PRIMARY BALANCE	37,563
BUDGET BALANCE	-8,117
DEFERRED PAYMENTS	513
OTHER DEFERRED PAYMENTS	2,263
ADVANCES	-3,970
CASH BALANCE	-9,310
FINANCING	9,310
BORROWING (NET)	19,309
FOREIGN BORROWING (NET)	-2,009
Receipts	13,760
Payments	-15,769
DOMESTIC BORROWING (NET)	21,318
G-Bonds (Net)	33,773
Receipts	111,413
Payments	-77,640
Treasury Bills (Net)	-12,455
Receipts	40,116
Payments	-52,571
RECEIPTS FROM ON-LENDING	669
PRIVATIZATION REVENUE	1,773

(in millions of NewTurkish Lira)	2005
PAYMENTS FROM SDIF	1,215
ON LENDING (1)	931
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-12,726

(1)	On lending credit used by the Agricultural Products Office (TMO)
Source: UT.
Table No. 36 (cont.)

	2006	2007	2008	2009(*)
	(in millions of Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	173,483	190,360	209,598	215,060
I. GENERAL BUDGET REVENUES	168,547	184,803	203,027	208,656
Tax Revenues	137,480	152,835	168,109	172,417
Direct Taxes	43,258	51,844	59,023	61,132
Indirect Taxes	94,222	100,991	109,086	111,285
Other	31,066	31,968	34,918	36,240
Non-Tax Revenues	26,970	24,043	29,955	33,316
Capital Revenues	1,841	6,080	9,114	2,044
Grants and Aids	2,255	1,845	850	879
II. REVENUES OF SPECIAL BUDGET AGENCIES	3,530	3,972	4,825	4,603
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1,407	1,585	1,747	1,802
CENTRAL GOVERNMENT BUDGET EXPENDITURES	178,126	204,068	227,031	267,275
PRIMARY EXPENDITURES	132,163	155,315	176,369	214,074
Personnel Expenditure	37,812	43,569	48,856	55,930
Social Security Contributions	5,075	5,805	6,408	7,206
Purchase of Goods and Services	19,001	22,258	24,412	29,594
Interest Payments	45,963	48,753	50,661	53,201
Domestic Interest Payments	38,659	41,540	44,516	46,762
Foreign Interest Payments	6,662	6,403	5,738	6,318
Discount and Short Term Transactions	642	811	406	121
Current Transfers	49,851	63,292	70,360	91,761
Duty Losses	7,245	1,401	2,041	4,138
Treasury Aids	21,760	36,273	38,769	56,949
Transfers to Non Profitable Institutions	185	682	444	844
Transfers to Households	1,170	1,682	2,426	3,321
Agricultural Subsidies	4,747	5,555	5,809	4,495
Transfers to Abroad	620	507	616	710
Shares from Revenues	14,124	17,192	20,256	21,304
Capital Expenditure	12,098	13,003	18,516	19,847
Capital Transfers	2,637	3,542	3,174	4,314
Lending	5,689	3,846	4,644	5,422
Contingencies	0	0	0	0
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	41,320	35,045	33,229	986
CENTRAL GOVERNMENT BUDGET BALANCE	-4,643	-13,708	-17,432	-52,215
DEFERRED PAYMENTS	-1,536	-82	1,062	-1,317
OTHER DEFERRED PAYMENTS	1,688	1,274	-1,139	-1,840
ADVANCES	-1,491	-843	-1,551	-917
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-5,981	-13,358	-19,061	-56,289
CENTRAL GOVERNMENT BUDGET FINANCING	5,981	13,358	19,061	56,289
BORROWING (NET)	4,054	6,438	17,381	60,386
FOREIGN BORROWING (NET)	-407	-2,478	3,522	5,616
Receipts	18,069	13,060	14,597	13,888
Payments	-18,476	-15,538	-11,075	-8,272
DOMESTIC BORROWING (NET)	4,461	8,915	13,859	54,770

	2006	2007	2008	2009(*)
	(in millions of Turkish Liras)
-YTL Denominated T-Bills	-8,224	-3,460	7,844	58
Receipts	18,530	15,903	18,606	19,332
Payments	-26,754	-19,363	-10,762	-19,275
-YTL Denominated G-Bonds	18,172	15,828	14,824	60,943
Receipts	95,404	92,180	83,270	130,485
Payments	-77,232	-76,352	-68,446	-69,542
-FX Denominated G-Bonds	-5,487	-3,453	-8,809	-6,230
Receipts	2,297	8,139	2,107	80
Payments	-7,784	-11,592	-10,917	-6,310
NET LENDING (-)	314	-553	1,185	-196
Lending	918	368	1,749	491
Repayment (-)	604	921	564	687
PRIVATIZATION REVENUE	7,159	2,007	64	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-4,918	4,360	2,801	-4,294

(*) Provisional
TAXATION
     The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.
     The personal income tax is levied on a scheduler basis and includes the following features:
     • Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 35%. The withholding tax is final.
     • Earned income from more than one employer is subject to declaration if the second income is higher than the TL 15,000 threshold for the year 2005, the TL 18,000 threshold for the year 2006, TL 19,000 threshold for the year 2007, the TL 19,800 threshold for the year 2008 and the TL 22,000 threshold for the year 2009.
     • Capital income is taxed at marginal rates rising from 15% to 35% as of 2009. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.
     On the other hand, the taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:
     • Interest income derived from the government bonds issued prior to January 1, 2006 is not subject to Temporary Article 67 of Income Tax Law and the applicable withholding tax rate is “0%”. There is a personal exemption of TL 361,146.32 for the year 2007, and a tax is levied on any amount above this. Because the application period of this exemption ended on December 31, 2007, the total indexed amount of the gain derived from these government bonds is subject to declaration if it is above the threshold level of TL19,800 for 2008 and the threshold level of TL 22,000 for 2009.
     • A withholding tax is applied on the gains from the retention and sale of all kinds of bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006. This tax rate is 0% for non-residents from the date of July 7, 2006 and 10% for residents from July 23, 2006.
     • Also, the income from the sale of shares is subject to a withholding tax (10% for residents from July 23, 2006, 0% for non-residents from July 7, 2006 and 0% for both residents and non-residents from November 14, 2008). The provisions of Temporary Article 67 of Income Tax Law does not cover the shares of fully liable corporations listed on the Istanbul Stock Exchange, held for more than one year.
     • On October 15, 2009, the Constitutional Court announced that it would cancel the implementation of applying a withholding tax to revenue from securities (except shares). The ruling of the Constitutional Court was published in the Official Gazette on January 8, 2010 (No. 27456) and the ruling will come into effect nine months after its publication in the Official Gazette. On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to zero percent for corporations.
     Dividends (including dividends derived from investment trusts) are currently subject to withholding tax of 15% (since July 23, 2006). 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL22,000 for 2009, it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds and trusts are subject to withholding tax (10% for residents from July 23, 2006, 0% for non-residents from July 7, 2006). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates, held for more than one year, of Investment Funds of which at least 51% of its portfolio is traded on the Istanbul Stock Exchange.
     Income from bank deposits acquired from January 1, 2006 is subject to final withholding tax at fixed rate of 15%.
     The corporate income tax is payable by legal persons at 30%. For the year 2005, the corporate income tax rate was reduced to 30%. In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced to 20%. Other key features of Law No 5520 include:
     • According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through reports numbered 333, 339, 365 and 389. Tax payers are free to choose, either the declining balances method or straight-line method of depreciation.
     • Losses can be carried forward for 5 years.
     • Investment tax allowance application was eliminated at the beginning 2006. But according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers can deduct the amounts of investment discount exemptions that they could not deduct from their earnings in 2005 and the amounts of investment discount exemptions of uncompleted investments only from the earnings of 2006, 2007 and 2008.
However, the provision related to the earnings of 2006, 2007 and 2008 was abolished by the Constitutional Court in January 8, 2010. According to the amendment which is still being discussed in the Parliament, corporate taxpayers benefit from the investment allowance exemption without regard to time restrictions in cases which could not be deducted because of insufficient income and which are transferred to following periods. It is proposed that the deductable amount shall not exceed 25% of the related gain amount.
     Social security contributions are payable by employees at a rate of 14%, and by employers at a rate of 19.5%. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to Social Security Law amended by the Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions are paid into funds that are not consolidated under the central government accounts. There are four such funds, one for civil servants (“ES”), employees (“SSK”), self employed and farmers (“Bag-Kur”), and the unemployed. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.
     According to Article 28 of the Law No.5763, as of 01.10.2008 the amount corresponding to 5 points of employer’s contributions regarding disablement, old-age and death insurance shall be met by The Treasury. Again, according to Article 20 of the same Law, for social security employer’s contributions of newly recruited men between 18-29 ages and women regardless of their age, 100% for the first year, 80% for the second year, 60% for the third year, 40% for the fourth year and finally 20% for the fifth year shall be paid by unemployment insurance fund.
     VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:
• the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and
• the importation of all goods and services.
     The following transactions are exempt with the right to deduct input VAT:

• the exportation of goods;
• the supply of services abroad;
• the processing of goods for exports;
• the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;
• the supply of services to ships and aircraft at harbors or airports;
• the supply of international transport services;
• the supply of goods and services to persons engaged in the exploration for hydrocarbon sources;
• the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;
• international roaming contracts according to the reciprocity principle;
• the supply of goods and services related to the exploration, management and refining of gold, silver and platinum;
• goods and services related to national security;
• goods and construction works related to the construction, restoration and enlargement of seaports and airports;
• diplomatic exemptions;
• the supply of gas oil for trucks and tractor trailers which transport export goods;
• any kind of equipment and social computer programs designated exclusively for education, job and daily life of disabled persons;
The VAT rates are currently as follows:
• the standard rate is 18%;
• the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages starting from January 1, 2008), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, and effective from January 1, 2005, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc. (except alcoholic beverage services, starting from January 1, 2008), services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment and leasing of them, blood and blood components used to treat humans and animals; and
• the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles.
RECENT DEVELOPMENTS IN TAX POLICY
     With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (“SCT”) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of luxury goods. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods. In most cases, the charge on domestic production by the SCT is at the factory. In some cases, such as motor vehicles, it is at the dealer level, and in others, such as tobacco, it is collected from the manufacturer and added to the consumer retail price. The VAT is charged on top of the SCT.
     The SCT tariff is composed of four lists: List I includes petroleum products; List II includes registered and non-registered motor vehicles; List III covers alcoholic beverages and tobacco products; and List IV has a range of consumer durables and luxury goods.
     The SCT comprised approximately 25% of total tax revenues (excluding social security contributions) in 2008 and 2009.
     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100% in 2003. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply. However, the article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479. Also, the 3 year limitation rule for investment tax allowance was cancelled by the Constitutional Court in 2010. Thus, provided that certain conditions are met, taxpayers can deduct, regardless of any time limitation, the amount of investment discount exemption which could not be accomplished in 2005. In addition to this, the taxation of revenues gained from investments in certain sectors and in certain regions with the reduced rates is regulated by Article 32/A which was added to the Corporate Income Tax Law through Article 9 of the Law No.5838 on February 28, 2009. A Government Decree (No.2009/15199) regarding State Incentives on Investments was also published in the Official Gazette on July 7, 2009.
     A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No. 5615. Instead, a minimum living relief which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied with 50% for the taxpayer himself, 10% for his spouse who neither works nor has an income, 7.5% for the each of the first two children and 5% for other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living relief amount is calculated. The minimum living relief is calculated by offsetting 1/12 of the allowance amount against calculated tax. The minimum living relief is applied to employees older than 16 who work in the industry sector.
          Individuals whose wages are taxed in real procedure may benefit from the minimum living relief.
          On December 29, 2004, a Government decree regarding the reduction of VAT was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006. On May 30, 2007 another Government decree (No.2007/12143) regarding the reduction of VAT collected from hotel, pension, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the Official Gazette. However, on June 22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents was reduced to zero and non-residents are not responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors has been reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008. There was no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that CHP had applied to the Constitutional Court for the cancellation of the withholding tax implementation introduced by Law No. 5527. On October 15, 2009, the Constitutional Court cancelled the withholding tax implementation and the decision was published in the Official Gazette on January 8, 2010. On July 27, 2010, the Assembly approved Law No. 6009 which reduced the withholding tax rate to zero percent for corporations. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     The earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made upon receiving incentive certificate (issued by the Treasury) shall be subject to reduced Corporate Income Tax rates until the said earnings reach the investment participation amount beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No:4283 and the Law No:3996 dated: 8/5/1994 and the investments made upon copyrights.
     The Council of Ministers is authorized to determine investment participation rates not exceeding 25% for each province group, and 45% for the large scale investments of which such investment amount exceeds TL50 million; and to apply a reduction of up to 90% to corporate income tax rates. (2009/15199 CoM decree)
     The Council of Ministers is authorized to apply reduced corporate income rates, not exceeding a 75% reduction, for the taxpayers operating in the fields of textile, confection and ready-made clothing, leather and leather products, who transfer their manufacturing facilities to the provinces determined by the Council of Ministers until December 31, 2010 and recruit at least 50 employees, over their earnings which are derived from the mentioned provinces for five years following the transfer date.
     Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax exemption of existing FTZ companies were extended for the length of their licenses and the exemptions for wages paid to employees recruited in FTZs were extended until 2008. Income from sales of products manufactured in free zones by the taxpayers operating in these zones is exempted from personal income and corporate income tax as of 1/1/2009 until the year of full membership in EU. The payments made to employees by the taxpayers who exports at least 85% of FOB price of products manufactures in free zones are exempted from personal income tax.
     Tax holidays in selected regions were removed and replaced with job creation incentives in low-income regions. These incentives, which were in place in 36 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey), include:
•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and
•	Electricity subsidy.
     These incentives were expanded to an additional 13 cities after April 2005, which are below the social and economic development indicator. Also after April 2005, in order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 30 employees. However, the required number of employee has been reduced from 30 to 10 in order to benefit from incentives, enforced on January 5, 2007 by the amendment in the Law No. 5084.
     Income Tax Withholding Incentive and energy support ended as of December 31, 2009. Incentives for Social Security Contributions by employers shall continue until December 31, 2012. However, the above mentioned incentives shall be in force for five years for new investments completed by December 31, 2007; for four years for new investments completed until December 31, 2008 and for three years for new investments completed by December 31, 2009.
Tax Revenues
     The following table sets forth tax revenues for the years indicated:
Table No. 37

(in millions of YTL/TL)	2005	2006	2007	2008	2009
Total Tax Revenues	119,627	137,480	152,835	168,109	172,417
Personal Income Tax	24,490	28,983	34,447	38,030	38,445
Corporate Income Tax	12,048	11,158	13,751	16,905	18,023
Motor Vehicle Tax	2,538	2,998	3,521	3,944	4,496
Domestic Value Added Tax (VAT)	14,104	15,911	16,793	16,805	20,852
Special Consumption Tax	33,345	36,926	39,111	41,832	43,620
Petroleum Consumption Tax	19,398	20,551	22,052	23,941	25,525
Banking and Insurance Transaction Tax	1,988	2,624	3,149	3,695	4,003
Stamp Duty	2,552	3,149	3,642	3,945	4,169
Fees	3,280	3,958	4,744	5,050	4,738
Special Communication Tax	3,023	3,578	4,211	4,551	4,265
VAT on Imports	20,222	25,426	26,493	29,972	26,132
Other Tax Revenues	2,037	2,769	2,973	3,380	3,674

*	Consolidated budget realizations for 2005 are transformed into a central budget basis according to the analytical budget classification.
Sources: Ministry of Finance, UT
     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:
Table No. 38

	2005	2006	2007	2008	2009
Total Tax Revenues	18.43	18.13	18.13	17.69	18.07
Personal Income Tax	3.77	3.82	4.09	4.00	4.03
Corporate Income Tax	1.86	1.47	1.63	1.78	1.89
Motor Vehicle Tax	0.39	0.40	0.42	0.42	0.47
Domestic Value Added Tax (VAT)	2.17	2.10	1.99	1.77	2.19
Special Consumption Tax	5.14	4.87	4.64	4.40	4.57
Petroleum Consumption Tax	2.99	2.71	2.62	2.52	2.68
Banking and Insurance Transaction Tax	0.31	0.35	0.37	0.39	0.42
Stamp Duty	0.39	0.42	0.43	0.42	0.44

	2005	2006	2007	2008	2009
Fees	0.51	0.52	0.56	0.53	0.50
Special Communication Tax	0.47	0.47	0.50	0.48	0.45
VAT on Imports	3.12	3.35	3.14	3.15	2.74
Other Tax Revenues	0.31	0.37	0.35	0.36	0.39
Sources: Ministry of Finance, UT
     On May 5, 2005 the Assembly adopted the Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance. By The Law No.5452 General Directorate of Revenue Policies is established within Ministry of Finance in order to work on setting of state revenue policy in the framework of plan, program and general economic policies and strategies, which enables the Revenue Administration to focus on tax administration. Therefore, it is aimed that there will be two different structures independent from each other which are more effective and expertised in decision-making of revenue policies and revenue collection through separating implementation and policy units regarding state revenues.
STATE OWNED ENTERPRISES
     SOEs continue to play an important role in the Turkish economy. As of July 2010, there are 27 SOEs: 19 SOEs in the Treasury’s portfolio and 8 SOEs in the Privatization Administration portfolio. (Companies whose shares are majority owned by the state.) There are also five majority state owned banks; T.C. Ziraat Bank, T. Halk Bank, Kalkınma Bank, Eximbank and Vakifbank. A publicly owned satellite company, TÜRKSAT A.Ş. together with those banks have their own special laws.
     Major SOEs established in the non-financial sector include: MKE (Mechanical And Chemical Industry Corporation); PTT (Turkish Post and Telegraph Organization); TMO (Turkish Grain Board); EUAS ( Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TETAŞ (Turkish Electricity Trading and Contracting Company); TEİAŞ (Turkish Electricity Transmission Company); BOTAŞ (Petroleum Pipeline Corporation); TCDD (Republic of Turkey State Railways); TKİ (Turkish Coal Enterprise); TTK (Turkish Hard Coal Company); Eti Maden (ETI Mine Works), TPAO (Turkish Petroleum Corporation) and TSFAS (Sugar Company).
     Supervision, regulation and audit of SOEs is carried out by several government agencies; including Treasury, the SPO, the Prime Ministry Supreme Audit Board and Line Ministries.
     The state-owned banks, Ziraat Bank and Halk Bank are considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the banks, holding 30.7% of total customer deposits (excluding deposits of Vakifbank) as of December 31, 2009.
     In accordance with the provisions of Law No. 5572, which modified Banking Law No. 4603, the privatization deadline of November 2003 has been prolonged to November 2010. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the Istanbul Stock Exchange on May 10, 2007.
     In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign banks. The net external financing requirements of non-financial SOEs decreased from approximately 4,867 million TL in 2008 to 2,236 million TL in 2009.
     The following table summarizes information related to the financing requirements of the non-financial SOEs in the Treasury’s portfolio and the SOEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 39
Financing Requirements of Non-Financial SOEs

Thousands of TL	2005	2006	2007	2008	2009
Total financing requirement:	(4,028,935)	(6,332,714)	(5,089,415)	(6,633,180)	(7,869,749)
Increase (reduction) from internally generated funds	2,931,160	4,670,543	3,215,641	1,765,783	5,633,471
Net financing requirement from outside sources	(1,097,775)	(1,662,171)	(1,873,774)	(4,867,397)	(2,236,278)
Transfers from consolidated budget	1,969,843	5,260,856	2,477,245	5,103,608	5,704,974
Borrowing requirement	872,068	3,598,686	603,471	236,211	5,704,974
Deferred payments(1)	4,219,345	16,597,139	10,837,442	18,619,579	1,264,860
Advance payments(1)	(7,389,159)	(20,436,453)	(11,153,800)	(19,017,708)	(1,265,435)
Cash financing requirement	(2,297,746)	(240,628)	287,113	161,918)	3,468,122
Change in cash	(971,917)	(276,279)	(1,192,372)	(1,444,421)	(113,152)
Securities and deposits	337,890	(189,975)	27,010	(375,702)	(939,007)
Domestic bank borrowing, net	1,064,480	632,212	746,412	1,494,643	(1,740,619)
Foreign borrowing, net	1,867,293	78,365	131,837	487,398	(1,204,569)
Government bonds	0	0	0	0	0

(1)	Dramatic changes in deferred and advanced payments are due to inflation accounting introduced in 2004 and balance sheet restructuring of the electricity distribution company in 2006
Source: UT.
     In 2009, non-financial SOEs reported an operating surplus of 3,967 millions TL.
     The non-financial SOEs’ investments accounted for 14.6% of total public sector fixed investments in 2005, 12.9% in 2006, 10.8% in 2007, 11.0% in 2008 and 12.7% in 2009. Budgetary transfers to SOEs accounted for approximately 1.34%, 3.02%, 1.2%, 2.2%, and 2.1% of consolidated budget expenditures in 2005, 2006, 2007, 2008 and 2009 respectively.
     The following table summarizes the profits and losses of non-financial SOEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:

Table No. 40
Profits and Losses of Non-Financial SOEs

Thousands of TL	2005	2006	2007	2008	2009
Total Revenues	58,260,323	73,734,599	75,568,386	94,446,523	92,725,191
Total Expenditures	(57,718,210)	(72,532,696)	(75,240,595)	(97,573,905)	(88,757,805)
Operating surplus (loss)	542,113	1,201,903	327,791	(3,127,382)	3,967,386

*	Excluding accrued duty loss receivables from Treasury.
Source: UT.
ENERGY SECTOR
Electricity Sector
     TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SOEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The Government maintains a purely regulatory role that is managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of electricity transmission (a natural monopoly). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. Currently, the Turkish Electricity Transmission Company (“TEIAŞ”) is responsible for the transmission of electricity, the Electricity Generation Company (“EÜAŞ”) is responsible for the generation of electricity, and the Turkish Electricity Trading Company (“TETAŞ”) is responsible for the trading of electricity.
     EÜAŞ operates most of the electricity generating power plants. These are mainly lignite based, hydro based and natural gas based power plants. The installed capacity of EÜAŞ, along with its affiliates is around 24.200 MW which comprises about 53% of the total installed capacity in Turkey. EÜAŞ carried out 46% of the energy generation in Turkey in the year 2009.
     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in this sector.
     TETAŞ is responsible for
(i)	purchasing energy generated by EÜAŞ hydro power plants and most of the private sector plants (“BO, BOT and TOORs”)
(ii)	selling the purchased energy to electricity distribution companies
(iii)	exporting and importing energy.
     After the enactment of the Electricity Market Law, supplementary legislation has been enacted by EMRA which is listed below in part:
•	Communiqué Regarding Wind and Solar Measurements, March 2006,

•	Regulation Concerning Electricity Demand Forecast, April 2006,

•	Regulation Regarding the Quality in Procurement in Electricity Market, September 2006,

•	Regulation Regarding Price Equalization Mechanism, December 2006,

•	Regulation Regarding Organized Industrial Zones, December 2006,

•	Regulation Regarding the Investments in Electricity Distribution System, January 2007,

•	Regulation Regarding Secondary Services in Electricity Market, December 2008,

•	Regulation Regarding Lighting, July 2009.
     In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. This Strategy Paper has been revised in 2009 in the light of the recent developments in the electricity market. The main difference between these two papers is that the latter includes various mechanisms regarding supply security. Furthermore, it involves the energy mix targets for year 2020.

     In 2008 one of the publicly owned electricity distribution company (Menderes Electricity Distribution Company ) was privatized and in the first quarter of 2009, three more electricity distribution companies (Başkent Sakarya, and Meram ) were privatized.
     Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5) Cost Based Price Adjustment Mechanism (CPM) was adopted beginning on July 1, 2008. According to CPM, tariffs of companies are going to be revised based on changes in their electricity production and/or purchase costs. In addition to these ex-post realized costs, ex-ante revised macroeconomic assumptions (mainly foreign exchange rates and petroleum prices) for the end of the year are also going to be considered in determining the new tariffs for the rest of 2008. For this reason, CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.
Gas Sector
     BOTAŞ: The sector has been dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which was one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.
     According to Law No. 4646, BOTAŞ’s vertical integrated body was aimed to be separated in 2009. In this context the separation of accounts of BOTAS regarding the transmission, storage, sales and import activities has been completed.
     Based on the aforementioned law which aims to reduce the market share of BOTAS to 20%, BOTAS has transferred 4 bcm/year of its import contract of 1998 with Gazexport to four private companies. Shell, Bosphorus, Enerco and Avrasya Gaz have started importation and wholesale activities in addition to BOTAŞ.
     In addition, some amendments were made in the Natural Gas Market Law No: 4646 with the Law Amending Electricity Market Law and Some Other Laws No. 5784 published in the Official Gazette June 26, 2008. With this law BOTAŞ and other market participants were allowed to import liquefied natural gas.
     Mining Sector
     Eti Mine Works: Eti MineWorks with its $435 million export revenue is an important SOE in the mining sector. The company’s responsibilities include mining, processing and marketing Turkey’s boron resources. Presently, Eti Mine has 72% of the world boron reserve. The Company provides approximately 41% of the world boron production and covers 37% of the world boron demand.
     TKİ: Turkish Coal Enterprise (“TKI”) which holds 21% of the Turkish lignite reserves sells its products mainly to thermal power plants. In Turkey, coal represents 29% of electricity production. Heating and various industrial sectors are the other customers of the Turkish Coal Enterprise. TKİ also distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.
     TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer of its hard coal product. TTK has received capital transfers from the Treasury for several years. Moreover, the company also receives duty-loss payments for coal distribution to poor families.
     Petroleum Sector
     TPAO: Turkish Petroleum Corporation (“TPAO”) was formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector. Currently, TPAO is responsible for approximately 76% of the Turkey’s crude oil and 38% of Turkey’s natural gas production.
     Agriculture Sector
     TMO: The Turkish Grain Board (“TMO”), which is associated with the Ministry of Agriculture and Rural Affairs, is an SOE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 5.29 million tons of cereal in 2009. Also,

TMO purchased hazelnuts in 2006, 2007 and 2008 until the Government announced that there will be no government intervention in the hazelnut market beginning from 2009.
TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products and salt. TEKEL purchases tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by the following three establishments: the Leaf Tobacco Processing and Trading Establishment, the Salt Industry Establishment, and the Marketing and Distributions Establishment. In 2007 the Cigarette Industries Enterprises and Trading Inc. was privatized. After the privatization, TEKEL’s logo was changed by the Privatization Administration’s decision and “TTA” was accepted as the new logo. Current operations of the TTA are to produce salt and purchase tobacco on behalf of the government. The market share of TTA in salt production is 30% while the amount of tobacco purchases of 20,402 tonnes in 2009 constitute approximately 22% of total domestic tobacco production.
TŞFAŞ: The Turkish Sugar Factories Inc. (TŞFAŞ) was established to produce and sell a variety of sugars. The company carries out sugar production in 33 factories, 25 of those factories produce sugar and 8 of them process by-products or factory equipments. TŞFAŞ was taken into the privatization program on October 8, 2007.
ÇAYKUR: The fundamental purpose of the Tea Enterprise (ÇAYKUR) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. ÇAYKUR operates 46 factories and has a 60% market share in tea sales.
     Railways
     TCDD: Turkish State Railways (“TCDD”) provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2009, TCDD owned over 10,984 kilometers of track, and approximately 749 locomotives, 990 passenger vehicles and 17,607 wagons. It employs approximately 32,723 people (including its subsidiaries).
PRIVATIZATION IMPLEMENTATIONS
     Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and as a result promoting employment.
In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as:
•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Law concerning the elimination of FDI restrictions in some sectors,

•	Law regarding several amendments which is aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases to foreigners.
As a result, unprecedented privatization proceeds and a noticeable increase in foreign investor interest have been witnessed. Overall privatization proceeds realized by the Turkish Privatization Administration (PA) have reached U.S.$39.6 billion (on a commitment basis) as of June 30, 2010, of which U.S.$15.6 billion in revenue has been generated from the privatization of blue chip companies including Türk Telekom, Tüpraş, Erdemir and Petkim.
Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$6.8 billion, U.S.$7.5 billion, U.S.$6.4 billion and U.S.$1.15 billion for the years 2006, 2007, 2008 and 2009 respectively. The total amount realized since 1995 is approximately U.S.$27.9 billion.

From the period January 1, 2005 through December 31, 2009, the privatization implementations of Turkey have resulted in a net worth of approximately U.S.$29 billion (privatization implementations completed by PA). The following indicates a summary of the most significant privatization implementations completed between January 1, 2005 and December 31,2009.

Name of the Company	Field of Operation	Date of Privatization	Amount
			(U.S.$, million)
Türk Telekom	Telecommunication	11/14/2005	6,550
Eti Aluminium	Aluminium Processing	07/29/2005	305
İst.Hilton Hotel	Hotel (real estate)	11/15/2005	255
PETKİM (Pub.off %34,49)	Petrochemical	04/15/2005	274
TÜPRAŞ (via Ist.Stock Exc)	Oil Refining	03/04/2005	454
TÜPRAŞ	Oil Refining	01/26/2006	4,140
ERDEMİR	Flat Steel Manufacturer	02/07/2006	2,770
Başak Insurance	Insurance	05/16/2006	268
Tarabya Hotel	Hotel (real estate)	06/30/2006	145
Grand Ephesus Hotel	Hotel (real estate)	03/07/2006	122
Twin Towers of TEKEL	Real estate	01/31/2006	100
Turkish Airlines	Airline career (pub.off)	05/16-18/2006	208
Gen. Dir.of State Highways	Real estate	05/30/2007	800
Mersin port of Turkish Railways	Port operation	05/11/2007	755
Mot.Veh.Inspection Station	Port operation	08/15/2007	614
Halkbank (IPO of 24,98% shares)	Banking	05/04/2007	1,839
PETKİM (Block sale)	Petrochemical	05/30/2008	2,040
TEKEL Tobacco	Tobacco Production	06/24/2008	1,720
9 Power generation companies	Power generation	09/01/2008	510
Türk Telekom (IPO of 15% of shares)	Telecommunication	05/07-09/2008	1,873
Baskent Electricity Dist. (Concesion)	Electricity Dist.	01/28/2009	1,225
Sakarya Electr. Dist. (Concession)	Electricity Dist.	02/11/2009	600
Meram Elect. Dist. (Concesion)	Electricity Dist.	10/30/2009	440
Note: Only privatizations worth U.S.$100 million or more are listed above.
Privatization Implementations by years

*	The Transfer of Operating Rights (TOR) of Atatürk Airport for 5-15 years in 2005 (USD 3 Billion). Antalya Airport for 17 years in 2007 ( USD 3,1 Billion), Sabiha Gökçen Airport for 20 years in 2007 (3 Billion) and Initial Public Offering(IPO) of 18-25% of Vakıflar Bankası shares in 2005 (USD 1,3 Billion) are included.

Ongoing privatization implementations
The privatization program in various sectors is indicated as follows:
ENERGY SECTOR
With the aim of providing a framework for the privatization of the sector, the Electricity Energy Sector Reform and Privatization Strategy Paper has been prepared by the State Planning Organization, Treasury, Energy Market Regulatory Authority (EMRA) and Privatization Administration under coordination of the Ministry of Energy and Natural Resources. The Strategy Paper was approved by High Planning Council’s Decision dated March 17, 2004.
TEDAŞ, a state-owned electricity distribution company in Turkey has been included in the privatization program by the Privatization High Council’s Decision, dated April 2, 2004. In accordance with the regional groupings set forth by the Strategy Paper, TEDAS currently provides electricity distribution and retail services through 19 recently formed regional companies (excluding Menderes EDAŞ which will be transferred to Aydem A.Ş. by Ministry of Energy).
Privatization of the electricity distribution sector will be conducted through the block sale of the shares of the distribution companies who hold the operating rights of all the distribution assets and the distribution and retail sale licenses in the designated regions.
In accordance with the framework set forth by the agreed privatization strategy, the details regarding the tender processes of the Distribution Companies are given below:
A) Completed Transactions
Başkent Elektrik: Hacı Ömer Sabancı A.Ş-Österreiche Elektriziatscwirtschafts AG-Enerjisa Üretim A.Ş JV was the highest bidder in the tender with a bid of U.S.$1.225 million. The transfer to the new operator was finalized on January 28, 2009.
Sakarya Elektrik: AKCEZ (Ak Enerji-Chez JV) was the highest bidder in the tender with a bid of U.S.$600 million. The transfer to the new owner was finalized on February 11, 2009.
Meram Elektrik: ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. was the highest bidder with a bid of U.S.$440 million. The transfer to the new investor was finalized on October 30, 2009.
Osmangazi Elektrik Dağıtım A.Ş : Dedeli Yatırım İnşaat Teknik Elektrik Dağıtım A.Ş (Eti Gümüş Group) was the highest bidder with a bid of U.S.$485 million. The contract between the Turkish Privatization Administration and the new investor was signed on May 31, 2010 and the shares were transferred on June 2, 2010.
Aras Elektrik: KİLER A.Ş was the highest bidder with a bid of U.S.$128 million. The legal procedures prior to transfer to the new operator are still continuing.
B) Technically Completed Tenders:
Çoruh Elektrik Dağıtım A.Ş operates in the provinces of Artvin, Giresun, Gümüşhane, Rize, and Trabzon.
The final negotiations were completed on November 6, 2009. The highest bidder was Aksa Elektrik A.Ş with a bid of U.S.$227 million.
Yeşilırmak Elektrik Dağıtım A.Ş operates in the provinces of Samsun, Amasya, Çorum, Ordu, and Sinop.
The final negotiations were completed on November 6, 2009. The highest bidder was Çalık Enerji with a bid of U.S.$441.5 million.
Vangölü Elektrik Dağıtım A.Ş operates in the provinces of Bitlis, Hakkari, Muş and Van.

The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of U.S.$100.1 million.
Fırat Elektrik Dağıtım A.Ş operates in the provinces of Malatya, Elazığ, Bingöl and Tunceli.
The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of U.S.$230.3 million.
Çamlıbel Elektrik Dağıtım A.Ş operates in the provinces of Sivas, Tokat and Yozgat.
The final negotiations were completed on February 2, 2010. The highest bidder was Kolin İnşaat Sanayi ve Ticaret. A.Ş with a bid of U.S.$258.5 million.
Uludağ Elektrik Dağıtım A.Ş operates in the provinces of Bursa, Balıkesir, Çanakkale and Yalova.
The final negotiations were completed on February 2, 2010. The highest bidder was Limak İnşaat Sanayi ve Ticaret A.Ş with a bid of U.S.$940 million.
Boğaziçi Elektrik Dağıtım A.Ş operates in the province of İstanbul (Rumeli).
The final negotiations were completed on August 9, 2010. The highest bidder was İş-Kaya İnşaat Sanayi ve Ticaret Ltd. Şti.-MMEKA Makine İthalat Pazarlama ve Ticaret A.Ş. JV with a bid of U.S.$2.99 billion.
Gediz Elektrik Dağıtım A.Ş operates in the provinces of İzmir and Manisa.
The final negotiations were completed on August 9, 2010. The highest bidder was İş-Kaya İnşaat Sanayi ve Ticaret Ltd. Şti.-MMEKA Makine İthalat Pazarlama ve Ticaret A.Ş. JV with a bid of U.S.$1.92 billion.
Trakya Elektrik Dağıtım A.Ş operates in the provinces of Edirne, Kırklareli and Tekirdağ.
The final negotiations were completed on August 9, 2010. The highest bidder was Elektrik Perakende Satış A.Ş. with a bid of U.S.$622 million.
Dicle Elektrik Dağıtım A.Ş operates in the provinces of Diyarbakır, Şanlıurfa, Mardin, Batman, Siirt and Şırnak.
The final negotiations were completed on August 9, 2010. The highest bidder was Karavil Dayanıklı Tüketim Malları İnşaat Otom. Pet. Ürün Paz. Sanayi ve Ticaret Ltd. Şti.- Ceylan İnşaat ve Ticaret A.Ş. JV with a bid of U.S.$228 million.
C) Electric Power Generation
The tender for the privatization of 9 generation plants of Ankara Doğal Elektrik Üretim ve Ticaret A.Ş with a capacity of 140 mw was finalized for U.S.$510 million and the power generation plants were transferred to Zorlu Enerji Elektrik Üretim. A.Ş, on September 1, 2008.
52 small and medium size hydro power generation plants which were separated into 19 groups were privatized through the transfer of operating rights. Final negotiations for the privatizations were completed on May 29, 2010 for U.S.$440 million.
D) Başkent Başkent Doğalgaz Dağıtım A.Ş
Under the Privatization High Council Decision dated July 2, 2009 and numbered 2009/43, privatization of 80% of the shares of the Başkent Doğalgaz Dağıtım A.Ş. which was previously operated by the Municipality of Ankara was transferred to the Privatization Administration. On August 16, 2010, the tender for the privatization of the 80% shares of Başkent Doğalgaz Dağıtım A.Ş. was finalized for U.S.$1.211 million.
TÜRKİYE HALK BANKASI (HALKBANK)

In accordance with the authorization provided to Privatization High Council by the Banking Law, an IPO for the 24.98% of shares of the bank was concluded on May 2-4, 2007 for U.S.$1.8 billion. The privatization studies for the remaining shares are still continuing.
SEA PORTS OPERATED BY TURKISH STATE RAILWAYS (TCDD)
In accordance with the relevant provisions of the Privatization Law, the six sea ports, namely Mersin, İskenderun, İzmir, Bandırma, Derince and Samsun ports, operated by TCDD have been taken into the privatization portfolio. The privatization of the sea ports were carried out through a transfer of operational rights. Of the privatization of six sea ports;
-privatization of the Mersin port was completed, by transferring the operational rights to the Port of Singapore-Akfen Joint Group, for a period of 36 years with revenue of U.S.$755 million.
-The tender of the İzmir port was cancelled because the highest two bidders could not fulfill their obligations prior to signing the contract.
-privatization of the Samsun port was completed on March 31, 2010 to Ceynak Lojistics for a period of 36 years for U.S.$125.2 million.
-the transfer of operating rights of the Bandırma port to the Çelebi Joint Group for a period of 36 years was finalized on June 8, 2010 for U.S.$175 million.
-the Derince port tender was technically completed. Türkerler Joint Group gave the highest bid of U.S.$195.2 million.
-The final bidding date of the Iskenderun port was announced as September 16, 2010.
     On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.275 billion) to The Global-Hutchison-EIB joint venture and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, the Privatization Administration announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, the Privatization Administration announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port. On January 11, 2010 the Privatization Administration announced that Global-Hutchison-EIB could not fulfill its obligations and it decided to invite Celebi Holding, which submitted the second highest offer with $1.27 million, to participate in this tender. On April 26, 2010 it was announced that Celebi Holding withdrew from the tender process and that the tender was cancelled.
TÜRKŞEKER (TURKISH SUGAR MANUFACTURING COMPANY.)
In accordance with the decision of the Privatization High Council dated October 7, 2007, 24 sugar manufacturing companies and their related assets were classified under 6 groups. The companies are grouped as:
Portfolio A: Kars, Erciş, Ağrı,Muş and Erzurum
Portfolio B: Elazığ, Malatya, Erzincan, and Elbistan
Portfolio C: Kastamonu, Kırşehir, Turhal, Yozgat, Çorum and Çarşamba
Portfolio D: Bor, Ereğli and Ilgın
Portfolio E: Uşak, Alpullu, Burdur and Afyon
Portfolio F: Eskişehir and Ankara
The tender announcement of the companies in Group A was made on September 24, 2008. Since no bids were obtained on the final tender date, November 27, 2008, the tender was cancelled. The tender process of the companies in Group C was finalized on December 8, 2009 for U.S.$606 million. The tender announcement of the Group B Companies was made on November 5, 2009 and has expired on January 21, 2010. However, the Council of State has halted the tender process and accordingly the tender will continue subject to the outcome of the final adjudication of the Court. After tenders for portfolios A, B and C are finalized, tender announcements for the remaining portfolios will be made. The process should be completed within two years.
TOLL MOTORWAYS AND BOSPHOROUS BRIDGES
The privatization studies of toll motorways, two Bosphorous bridges, the beltways (periferique) of Ankara and İzmir and the service units operated by the Turkish Highways General Directorate is continuing. Subsequent to completion of the strategy report and certain legal modifications, the tender will be announced.
     The names of the toll motorways and Bosphorous bridges subject to privatization are set forth below:
-	Edirne-İstanbul-Ankara

-	Pozantı-Tarsus-Mersin

-	Tarsus-Adana-Gaziantep

-	Toprakkale-İskenderun

-	Gaziantep-Şanlıurfa

-	İzmir-Çeşme

-	İzmir-Aydın

-	Ankara and İzmir beltways

-	Fatih Sultan Mehmet and Bosphorous Bridges

TÜRK TELEKOM
Following the privatization of 55% of the shares of Türk Telekom in 2005, an additional 15% of shares have been privatized through an IPO on May 7-9, 2008. A total of U.S.$1.9 billion was raised from the IPO. The strategy for the sale of the remaining shares of the Company held by the Turkish Treasury has not yet been determined. Turkish Treasury holds 30% of the shares.
NATIONAL LOTTERY
The final negotiations for the privatization of the National Lottery through license granting was held on May 7, 2009. The privatization was cancelled due to the lack of sufficient bids.
DOĞUSAN A.Ş
The tender for 56.09% of the shares of the Doğusan A.Ş. was held on May 13, 2010 and was subsequently cancelled due to the lack of bids.
EXTRA-BUDGETARY FUNDS
     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget.
     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, sixty-one budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.
     The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2005-2009 period. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.
Table No. 41

	Extra Budgetary Funds (Million TL.)
	2005	2006	2007	2008	2009
Revenues	4,917	11,881	9,594	3,789	4,147
Expenditures	1,829	2,680	2,343	4,243	4,398
Surplus (Deficit)	3,087	9,202	7,251	-455	-251
Financing	-3,087	-9,202	-7,251	455	251
Source: SPO

Source: SPO
     In 2005, revenues from the EBFs were TL4,917 million, while expenditures were TL1,829 million. This resulted in a surplus of TL3,087 million in 2005, compared with a surplus of TL1,935 million in 2004. In 2006, revenues from the EBFs were TL11,881 million, while expenditures were TL2,680 million, resulting in a surplus of TL9,202 million. In 2007, a surplus of TL7,251 million was realized, in 2008 a deficit of TL455 million was realized and in 2009 a deficit of TL251 million was realized for the EBFs. In 2010, EBF’s revenues, expenditures and surplus are targeted at TL4,271 million, TL4,026 million and TL245 million respectively.
LOCAL GOVERNMENT
     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax keep revenues to local authorities. Total expenditures by local authorities were realized as TL20,577 million in 2005, and TL25,318 million in 2006.
     In 2007, total expenditures by local authorities increased to TL30,699 million and the deficit was TL3,848 million. In 2008, total expenditures by local authorities increased by 18.8% to TL36,465 million and the deficit was realized as TL6,018 million. In 2009, total expenditures by local authorities were estimated to decrease by 6% to TL34,284 million and the deficit was estimated to be TL2,754 million.
     The following table presents the operating balance of the local authorities for the years indicated:
Table No. 42

	Local Authorities (Million TL)
	2005	2006	2007	2008	2009 (1)
Revenues	21,026	24,303	26,851	30,447	31,531
Expenditures	20,577	25,318	30,699	36,465	34,284
Surplus (Deficit)	449	-1,015	-3,848	-6,018	-2,754

(1)	estimation
Source: SPO
PUBLIC SECTOR FIXED INVESTMENT
     The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:
Table No. 44
Public Sector Fixed Investment

	2005	2006	2007	2008	2009 (1)
	(percentage of total)
Agriculture	8.0	7.0	8.9	8.6	10.3
Mining	1.5	2.0	2.0	1.7	2.6
Manufacturing	1.7	2.1	1.0	0.9	1.3
Energy	12.3	10.2	10.3	9.2	9.2
Transport and communication	34.4	33.4	29.1	37.7	33.9
Tourism	0.5	0.4	0.4	0.4	0.5
Housing	1.7	1.4	1.6	1.5	1.5
Education	11.5	11.4	12.2	9.9	11.3
Health	5.8	5.9	6.7	5.6	5.7
Other Services	22.7	26.3	27.8	24.7	23.7
Total	100	100	100	100	100
Total (millions of TL)	24,578	28,464	32,534	39,123	38,376

(1)	Provisional.

(2)	At current prices.
Source: SPO.

PUBLIC SECTOR BORROWING REQUIREMENT
     In 2005, the consolidated budget deficit was TL8,117 million, representing 1.25% of GDP. Total PSBR declined to 0.31% of GDP in 2005.
     In 2006, the consolidated budget deficit was TL4,643 million, representing 0.61% of GDP. Total PSBR declined to 1.88% of GDP in 2006.
     In 2007, the consolidated budget deficit was TL13,708 million, representing 1.63% of GDP. Total PSBR was realized as 0.07% of GDP in 2007.
     In 2008, the consolidated budget deficit was TL17,432 million, representing 1.83% of GDP. Total PSBR was realized as 1.62% of GDP in 2008.
     In 2009, the consolidated budget deficit is expected to be TL62,824 million, representing 6.64% of GDP. Total PSBR is expected to be realized as 6.43% of GDP in 2009.
     In 2005, total public debt stock (gross) as a percentage of GDP declined to 54.1%. The net debt of the public sector declined to 41.6% in 2005.
     In 2006, total public debt stock (gross) as a percentage of GDP declined to 48.2%. The net debt of the public sector declined to 34.0% in 2006.
     In 2007, total public debt stock (gross) as a percentage of GDP declined to 42.2%. The net debt of the public sector declined to 29.5% in 2007.
     In 2008, total public debt stock (gross) as a percentage of GDP increased to 42.9%. The net debt of the public sector declined to 28.2% in 2008.
     In 2009, total public debt stock (gross) as a percentage of GDP increased to 48.8%. The net debt of the public sector increased to 32.5% in 2009.
     The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:
Table No. 45
Public Sector Borrowing Requirement

	2005	2006	2007	2008	2009 (1)
Consolidated budget	1.25	0.61	1.63	1.83	6.64
Local administrations	-0.07	0.13	0.46	0.63	0.29
SSI, UIF, EBFs and Revolving Funds	-1.36	-2.13	-1.89	-0.81	-0.32
Social Security Institutions (SSI)	0.02	-0.12	-0.09	0.01	0.00
Unemployment Insurance Fund (UIF)	-0.73	-0.75	-0.83	-0.80	-0.33
Revolving Funds	-0.17	-0.05	-0.11	-0.07	-0.04
EBFs	-0.48	-1.21	-0.86	0.05	0.05
SOEs	-0.13	-0.49	-0.12	-0.03	-0.18
SOEs not under privatization	-0.10	-0.17	-0.18	-0.06	-0.12
SOEs under privatization	-0.03	-0.32	0.06	0.04	-0.06
Total	-0.31	-1.88	0.07	1.62	6.43

Source: SPO

(1)	Provisional estimate.

DEBT
GENERAL
     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as discounted securities, inflation, revenue and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.
     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.
     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.
     The total gross outstanding external debt of Turkey was approximately $264.8 billion at the end of the first quarter of 2009, approximately $266.8 billion at the end of the second quarter of 2009, approximately $269.9 billion at the end of the third quarter of 2009 and approximately $268.2 billion at the end of the fourth quarter of 2009.
     Turkey issued the following external debt in 2009:
▪	$1 billion of global notes on January 14, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.
▪	$1.5 billion of global notes on May 7, 2009, which mature on November 7, 2019 and have a 7.5% annual interest rate.
▪	$1.25 billion of global notes on July 31, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.
The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of July 1, 2009 was $44.9 billion, $41.9 billion and $33.5 billion for 2009, 2010 and 2011, respectively.
     On September 14, 2006, Turkey announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, Turkey announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, Turkey issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, Turkey paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
     Turkey’s central government domestic debt was approximately YTL330,005 million on December 31, 2009, compared with YTL274,827 million on December 31, 2008. These numbers represent a slight increase in the ratio of domestic debt to GDP between two years.
     Turkey’s gross external debt was approximately $268.2 billion as of December 31, 2009, compared to $277 billion as of December 31, 2008.

DOMESTIC DEBT
     Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GDP, which was 37.7% at the end of 2005, has declined to 34.6% in 2009.
     In continuing efforts to improve the macroeconomic environment, the government launched an economic program in 2001, supported by the IMF, an important aim of which was to rehabilitate the banking sector.
     Several key reforms have been implemented in the area of debt management during the last several years:
•	With the increased confidence both in domestic and international markets, the downward trend in inflation and the elimination of technical and operational difficulties caused by Turkish Lira through the introduction of new Turkish Lira in 2005 (“YTL”), foreign investors’ YTL denominated issues have grown rapidly. All these developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five-year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds. In 2009, Treasury started to issue seven year FRN
•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continued to be implemented with a new contract in September 2003. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.
     Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2009 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased.
     However, global financial crisis affected the issuances of five year fixed coupon securities and from the third quarter of 2008, to June 2009, there were no fixed-coupon security issuances. Despite these divergences, in line with the objectives of diversifying the instruments, broadening the investor base and lengthening the borrowing maturities, Inflation (Consumer Price Index-CPI) Indexed Government Bonds have continued to be issued.
     With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, Revenue Indexed Bonds, of which coupon payments are indexed to the transfers of State Owned Enterprises, Turkish Petroleum Corporation (TPAO), State Supply Office (DMO), State Airport Authority (DHMİ) and Coastal Safety (KIYEM) to Budget as “Revenue Shares”, were issued to an amount of TRL 1.24 billion.
     Average maturity was increased in the year 2009. The average maturity of cash borrowing was 28 months in 2005, 28 months in 2006, 34 months in 2007, 32 months in 2008 and 35 months in 2009. The cost of internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 16.1%, 17.9%, 18.4% 19.2% and 11.6% in the period of 2005-2009.
     There has also been an improvement in the structure of the domestic debt stock. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the portion of foreign currency denominated or linked debt in the total domestic debt stock has decreased to 5.2% in 2009 which was 15.5% in 2005. The share of fixed interest rate instruments in total domestic debt stock has increased to 47% in 2009 from 45.4% in 2005. Since 2005, the composition of domestic debt holders continued to change and the share of the public sector in outstanding domestic debt stock has declined from 30.8% in 2005 to 18.5% in 2009, as a result of the redemption of non-cash securities.
     The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2005-2009:
Table No. 46
Treasury Auctions

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2005

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in thousands of New Turkish Lira)
January							10,186,978.03	12,456,112.04	10,316,598.92
3 Month T. Bill	18.01.2005	19.01.2005	20.04.2005	4.31	17.25	18.40	3,775,878.50	2,250,007.78	2,157,000.00
10 Month T. Bill	25.01.2005	26.01.2005	09.11.2005	15.19	19.26	19.64	1,805,668.59	3,847,532.66	3,340,199.53
19 Month G. Bond	25.01.2005	26.01.2005	09.08.2006	31.94	20.76	19.74	4,605,430.93	6,358,571.61	4,819,399.39

February							8,695,725.96	8,627,744.12	7,303,114.29
3 Month T. Bill	08.02.2005	09.02.2005	11.05.2005	4.08	16.31	17.33	3,149,965.24	1,931,663.75	1,856,000.00
20 Month G. Bond	08.02.2005	09.02.2005	27.09.2006	30.38	18.58	17.62	3,494,219.97	4,681,965.95	3,591,114.29
6 Month T. Bill	21.02.2005	23.02.2005	24.08.2005	8.52	17.04	17.76	2,051,540.74	2,014,114.41	1,856,000.00

March							4,785,312.74	4,632,206.64	3,958,259.15
3 Month T. Bill	15.03.2005	16.03.2005	15.06.2005	3.83	15.34	16.24	2,085,088.16	1,128,685.21	1,087,000.0
8 Month T. Bill	22.03.2005	23.03.2005	09.11.2005	10.75	16.94	17.45	858,956.10	1,016,932.62	918,238.1
18 Month G. Bond	22.03.2005	23.03.2005	27.09.2006	27.32	17.98	17.23	1,841,268.48	2,486,588.80	1,953,021.1

April							13,087,731.63	13,362,439.81	11,395,941.31
9 Month T. Bill	05.04.2005	06.04.2005	04.01.2006	13.20	17.60	17.98	1,930,586.69	2,019,695.80	1,784,198.8
3 Month T. Bill	19.04.2005	20.04.2005	20.07.2005	3.72	14.87	15.72	3,214,427.01	2,265,200.11	2,184,000.0
19 Month G. Bond	19.04.2005	20.04.2005	08.11.2006	29.38	18.86	17.98	2,260,195.05	2,139,067.98	1,653,282.2
7 Month T. Bill	25.04.2005	27.04.2005	23.11.2005	9.28	16.08	16.62	2,217,477.38	2,736,436.97	2,504,133.7
19 Month G. Bond	26.04.2005	27.04.2005	08.11.2006	28.49	18.52	17.70	3,465,045.50	4,202,038.96	3,270,326.6

May							6,643,901.14	10,940,390.19	8,822,558.45
9 Month T. Bill	09.05.2005	11.05.2005	08.02.2006	12.46	16.61	16.94	1,372,665.09	1,724,750.22	1,533,719.2
19 Month G. Bond	10.05.2005	11.05.2005	08.11.2006	26.98	17.99	17.26	1,766,667.36	2,054,493.52	1,617,936.1
6 Month T. Bill	24.05.2005	25.05.2005	23.11.2005	7.89	15.78	16.41	846,245.47	1,326,071.83	1,229,081.1
20 Month G. Bond	24.05.2005	25.05.2005	24.01.2007	31.37	18.75	17.71	2,658,323.21	5,835,074.62	4,441,822.0

June							3,624,644.35	3,074,516.99	2,839,168.79
3 Month T. Bill	14.06.2005	15.06.2005	14.09.2005	3.53	14.13	14.89	2,211,684.36	1,335,557.24	1,290,000.0
9 Month T. Bill	28.06.2005	29.06.2005	05.04.2006	12.25	15.93	16.21	1,412,959.99	1,738,959.75	1,549,168.8

July							11,039,578.36	14,725,045.55	12,432,581.42
9 Month T. Bill	05.07.2005	06.07.2005	05.04.2006	11.91	15.88	16.18	1,230,060.91	1,875,959.91	1,676,356.1
19 Month G. Bond	05.07.2005	06.07.2005	24.01.2007	25.95	16.66	15.97	2,604,122.87	3,956,813.30	3,141,479.3
3 Month T. Bill	19.07.2005	20.07.2005	19.10.2005	3.59	14.37	15.16	3,064,358.28	2,386,744.02	2,304,000.0
9 Month T. Bill	26.07.2005	27.07.2005	03.05.2006	12.41	16.14	16.43	1,415,054.10	2,038,625.85	1,813,521.6
19 Month G. Bond	26.07.2005	27.07.2005	07.03.2007	27.73	17.17	16.36	2,725,982.21	4,466,902.48	3,497,224.4

August							8,113,422.04	6,531,795.52	5,484,470.66
19 Month G. Bond	09.08.2005	10.08.2005	07.03.2007	26.53	16.83	16.10	1,980,547.84	1,796,957.98	1,420,132.7
6 Month T. Bill	22.08.2005	24.08.2005	22.02.2006	7.63	15.27	15.85	3,157,863.90	2,277,511.05	2,116,000.0
19 Month G. Bond	23.08.2005	24.08.2005	07.03.2007	26.12	16.98	16.28	2,975,010.31	2,457,326.49	1,948,338.0

September							4,313,451.06	5,919,512.93	4,942,638.61
3 Month T. Bill	13.09.2005	14.09.2005	14.12.2005	3.38	13.50	14.20	1,450,751.67	1,312,872.68	1,270,000.0
19 Month G. Bond	27.09.2005	28.09.2005	09.05.2007	25.43	15.74	15.06	2,862,699.39	4,606,640.25	3,672,638.6

October							4,614,791.15	6,942,306.96	5,897,623.73
19 Month G. Bond	04.10.2005	05.10.2005	09.05.2007	24.25	15.19	14.57	2,565,486.85	5,025,153.03	4,044,344.4
3 Month T. Bill	17.10.2005	19.10.2005	18.01.2006	3.45	13.78	14.52	2,049,304.30	1,917,153.92	1,853,279.3

November							9,432,522.25	13,808,105.27	11,571,301.72
11 Month T. Bill	08.11.2005	09.11.2005	04.10.2006	12.83	14.19	14.28	2,089,897.95	2,770,211.03	2,455,290.7
20 Month G. Bond	15.11.2005	16.11.2005	27.06.2007	23.87	14.78	14.17	4,147,528.92	5,519,976.27	4,456,165.3
11 Month T. Bill	22.11.2005	23.11.2005	04.10.2006	12.16	14.05	14.17	1,205,923.74	2,172,503.30	1,937,049.7
20 Month G. Bond	22.11.2005	23.11.2005	27.06.2007	22.87	14.33	13.77	1,989,171.63	3,345,414.67	2,722,796.0

December							6,398,755.80	7,340,063.05	6,392,975.41
12 Month G. Bond	05.12.2005	07.12.2005	06.12.2006	14.21	14.21	14.21	1,724,928.42	3,068,042.06	2,686,254.1
19 Month G. Bond	06.12.2005	07.12.2005	27.06.2007	22.40	14.38	13.85	2,141,261.35	2,820,955.48	2,304,721.3
3 Month T. Bill	13.12.2005	14.12.2005	15.03.2006	3.50	14.00	14.75	2,532,566.03	1,451,065.52	1,402,000.0

2005 TOTAL							90,936,814.51	108,360,239.07	91,357,232.46

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January							9,003,759.47	5,564,287.97	4,760,791.73
3 month t. Bıll (91 days)(r)	16.01.2006	18.01.2006	19.07.2006	7.11	14.23	14.73	5,183,982.02	1,986,960.51	1,855,000.00
20 month g. Bond (595 days)	17.01.2006	18.01.2006	05.09.2007	23.11	14.14	13.56	3,819,777.45	3,577,327.46	2,905,791.72

February							10,149,886.18	9,138,737.42	7,917,402.80
10 month t. Bıll (308 days)	07.02.2006	08.02.2006	13.12.2006	12.09	14.29	14.44	3,041,812.31	1,839,699.87	1,641,285.57
6 month t. Bıll (182 days)(r)	20.02.2006	22.02.2006	23.08.2006	6.96	13.93	14.41	5,486,040.86	2,421,673.12	2,264,000.00
19 month g. Bond (560 days)(r-o)	21.02.2006	22.02.2006	05.09.2007	21.57	14.02	13.53	1,622,033.00	4,877,364.43	4,012,117.23

March							5,642,028.84	6,453,310.13	5,466,475.11
3 month t. Bıll (91 days)(r)	13.03.2006	15.03.2006	14.06.2006	3.39	13.56	14.27	2,505,039.43	978,070.65	946,000.00
19 month g. Bond (539 days)(r-o)	14.03.2006	15.03.2006	05.09.2007	21.12	14.27	13.81	3,136,989.42	5,475,239.48	4,520,475.11

April							7,218,864.53	11,148,651.34	8,999,351.59
12 Month G. Bond (378 days)	04.04.2006	05.04.2006	18.04.2007	14.64	14.10	14.06	4,048,578.23	3,877,204.28	3,382,003.83
24 Month G. Bond (728 days)	11.04.2006	12.04.2006	09.04.2008	29.45	14.72	13.77	3,170,286.30	7,271,447.06	5,617,347.75

May							3,910,089.26	5,066,673.73	4,118,839.38
12 Month G. Bond (378 days)	02.05.2006	03.05.2006	16.05.2007	14.65	14.11	14.07	2,731,496.54	2,479,689.56	2,162,901.50
23 Month G. Bond (686 days)(r-o)	23.05.2006	24.05.2006	09.04.2008	32.26	17.12	15.99	1,178,592.72	2,586,984.17	1,955,937.88

June							3,569,172.30	3,842,894.43	3,241,689.22
12 Month G. Bond (371 days)	06.06.2006	07.06.2006	13.06.2007	18.98	18.62	18.59	1,388,712.39	1,816,660.94	1,526,835.31
3 Month T. Bill (91 days)(r)	12.06.2006	14.06.2006	13.09.2006	3.94	15.76	16.72	1,673,613.88	1,023,814.30	985,000.00
22 Month G. Bond (665 days)(r-o)	13.06.2006	14.06.2006	09.04.2008	37.34	20.44	18.97	506,846.04	1,002,419.19	729,853.91

July							7,274,385.86	10,038,926.35	8,178,976.58
3 Month T. Bill (91 days)(r)	03.07.2006	05.07.2006	04.10.2006	5.21	20.86	22.55	1,360,744.88	1,309,620.84	1,244,710.76
12 Month G. Bond (364 days)	04.07.2006	05.07.2006	04.07.2007	21.17	21.17	21.17	1,944,912.02	3,064,231.02	2,528,815.30
6 Month T. Bill (182 days)(r)	18.07.2006	19.07.2006	17.01.2007	10.73	21.45	22.61	2,494,061.69	2,321,960.15	2,097,000.00
24 Month G. Bond (728 days)	18.07.2006	19.07.2006	16.07.2008	44.82	22.41	20.34	1,474,667.26	3,343,114.33	2,308,450.52

August							11,454,739.03	10,691,619.16	8,319,784.64
11 Month T. Bill (329 days)	08.08.2006	09.08.2006	04.07.2007	18.82	20.82	21.02	2,069,369.94	2,649,221.58	2,229,580.74
24 Month G. Bond (707 days)(r-o)	08.08.2006	09.08.2006	16.07.2008	42.25	21.75	19.89	2,375,477.52	5,922,144.88	4,163,203.90
6 Month T. Bill (182 days)(r)	22.08.2006	23.08.2006	21.02.2007	10.03	20.06	21.06	7,009,891.57	2,120,252.70	1,927,000.00

September							15,209,681.95	11,407,519.52	8,969,493.07
6 Month T. Bill (182 days)(r)	11.09.2006	13.09.2006	14.03.2007	10.37	20.74	21.81	8,228,057.64	2,773,567.38	2,513,000.00
22 Month G. Bond (672 days)(r-o)	12.09.2006	13.09.2006	16.07.2008	40.31	21.84	20.14	4,611,802.31	5,262,767.10	3,750,817.50

14 Month G. Bond (406 days)	25.09.2006	27.09.2006	07.01.2007	24.60	22.05	21.79	2,369,822.00	3,371,185.05	2,705,675.57
October							5,475,272.86	5,216,139.55	3,802,697.25
3 Month T. Bill (91 days)(r)	02.10.2006	04.10.2006	03.01.2007	4.60	18.38	19.69	2,706,338.14	865,002.12	827,000.00
22 Month G. Bond (679 days)	02.10.2006	04.10.2006	13.08.2008	46.22	24.78	22.59	2,768,934.72	4,351,137.43	2,975,697.25

November							8,106,563.62	9,800,595.09	7,282,477.27
13 Month G. Bond (399 days)	07.11.2006	08.11.2006	12.12.2007	22.98	20.96	20.77	3,469,460.37	2,808,590.71	2,283,830.10
21 Month G. Bond (644 days)(r-o)	07.11.2006	08.11.2006	13.08.2008	39.88	22.54	20.89	4,637,103.25	6,992,004.38	4,998,647.17

December							3,353,940.03	6,032,449.68	4,514,094.82
13 Month G. Bond (371 days)(r-o)	05.12.2006	06.12.2006	12.12.2007	21.46	21.06	21.02	1,152,643.81	1,763,369.36	1,451,749.24
21 Month G. Bond (616 days)(r-o)	05.12.2006	06.12.2006	13.08.2008	39.41	23.29	21.69	2,201,296.22	4,269,080.32	3,062,345.58

2006 TOTAL							90,368,383.92	94,401,804.36	75,572,073.45

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January
3 month T.Bill (90 days)(r)	28.12.2006	04.01.2007	04.04.2007	4.64	18.78	20.15	3,835,126.99	1,701,513.57	1,626,000.00
6 month T.Bill (182 days)(r)	16.01.2007	17.01.2007	18.07.2007	9.73	19.45	20.40	6,684,448.90	2,675,107.56	2,438,000.00
22 month G.Bond (672 days)	23.01.2007	24.01.2007	26.11.2008	40.88	22.14	20.40	10,907,152.02	10,098,615.33	7,168,384.95
February
6 month T.Bill (182 days)(r)	19.02.2007	21.02.2007	22.08.2007	9.12	18.24	19.07	4,784,590.56	977,715.98	896,000.00
21 month G.Bond (644 days)(r-o)	20.02.2007	21.02.2007	26.11.2008	35.46	20.04	18.71	1,892,425.20	2,063,240.93	1,523,165.08
March
21 month G.Bond (630 days)(r-o)	06.03.2007	07.03.2007	26.11.2008	37.49	21.66	20.20	2,614,979.41	4,486,391.16	3,262,998.55
6 month T.Bill (182 days)(r)	13.03.2007	14.03.2007	12.09.2007	9.20	18.41	19.25	5,548,977.17	2,471,266.58	2,263,000.00
April
3 month T.Bill (91 days)(r)	03.04.2007	04.04.2007	04.07.2007	4.47	17.86	19.10	2,420,895.41	1,145,987.91	1,097,000.01
22 Month G. Bond (658 days)	17.04.2007	18.04.2007	04.02.2009	37.16	20.56	19.10	3,995,116.99	5,085,948.56	3,707,916.36
May
21 Month G. Bond (637 days)(r-o)	08.05.2007	09.05.2007	04.02.2009	35.21	20.12	18.81	2,745,654.25	4,266,055.80	3,155,177.20
June
12 Month G. Bond (364 days)	12.06.2007	13.06.2007	11.06.2008	18.65	18.65	18.65	4,332,525.76	3,857,951.37	3,251,562.37
20 Month G. Bond (588 days)(r-o)	26.06.2007	27.06.2007	04.02.2009	31.42	19.45	18.43	4,357,659.61	6,295,925.31	4,790,697.45
July
3 month T.Bill (91 days)(r)	03.07.2007	04.07.2007	03.10.2007	4.03	16.12	17.12	2,579,038.70	1,507,404.38	1,449,000.00
22 Month G. Bond (672 days)	03.07.2007	04.07.2007	06.05.2009	35.32	19.14	17.80	2,685,959.02	7,599,029.50	5,615,386.30
6 month T.Bill (182 days)(r)	17.07.2007	18.07.2007	16.01.2008	8.28	16.55	17.24	4,623,072.12	2,352,832.58	2,173,000.00
August
6 Month T. Bill (182 days)(r)	20.08.2007	22.08.2007	20.02.2008	8.89	17.79	18.58	2,141,962.85	861,342.47	791,000.00
September
13 Month G. Bond (399 days)	03.09.2007	05.09.2007	08.10.2008	20.39	18.61	18.45	2,151,933.42	3,680,779.98	3,057,255.59
20 Month G. Bond (609 days)(r-o)	04.09.2007	05.09.2007	06.05.2009	32.10	19.19	18.10	2,707,392.76	4,630,405.03	3,505,215.88
6 month T.Bill (182 days)(r)	11.09.2007	12.09.2007	12.03.2008	8.72	17.45	18.21	3,214,823.83	2,469,105.21	2,271,000.00
October
3 Month T. Bill (91 days)(r)	02.10.2007	03.10.2007	02.01.2008	4.03	16.14	17.14	1,944,433.98	935,262.67	899,000.00
22 Month G. Bond (658 days)	16.10.2007	17.10.2007	05.08.2009	31.20	17.26	16.21	3,243,411.68	4,533,648.10	3,455,407.53
November
21 Month G. Bond (637 days)(r-o)	06.11.2007	07.11.2007	05.08.2009	30.07	17.18	16.21	2,844,561.97	4,373,723.90	3,362,520.70
December
12 Month G. Bond (371 days)	11.12.2007	12.12.2007	17.12.2008	17.00	16.68	16.66	2,722,961.07	2,045,641.14	1,748,369.09
20 Month G. Bond (602 days)(r-o)	11.12.2007	12.12.2007	05.08.2009	28.63	17.31	16.44	2,188,400.81	4,190,860.33	3,257,980.70
2007 TOTAL							87,167,504.48	84,305,755.33	66,765,037.75

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January
3 Month T. Bill (91 days)(r)	28.12.2007	02.01.2008	02.04.2008	3.84	15.38	16.29	1,353,374.40	664,606.28	640,000.00
6 Month T. Bill (182 days)(r)	14.01.2008	16.01.2008	16.07.2008	7.85	15.70	16.31	3,067,238.20	1,036,414.38	961,000.00
21 Month G. Bond (630 days)	14.01.2008	16.01.2008	07.10.2009	29.68	17.15	16.20	4,525,000.93	4,440,680.22	3,424,422.67
February
6 Month T. Bill (182 days)(r)	18.02.2008	20.02.2008	20.08.2008	8.09	16.18	16.83	2,499,031.96	989,013.31	915,000.00
20 Month G. Bond (595 days)(r-o)	19.02.2008	20.02.2008	07.10.2009	28.66	17.53	16.67	2,530,248.06	2,867,951.81	2,229,057.16
March
6 Month T. Bill (182 days)(r)	11.03.2008	12.03.2008	10.09.2008	8.24	16.47	17.15	1,437,467.51	899,452.58	831,000.00
19 Month G. Bond (574 days)(r-o)	11.03.2008	12.03.2008	07.10.2009	29.14	18.48	17.60	2,820,454.72	3,314,800.31	2,566,853.39
April
3 Month T. Bill (91 days)(r)	01.04.2008	02.04.2008	02.07.2008	4.16	16.65	17.72	1,945,985.40	1,334,327.15	1,281,000.00
12 Month G. Bond (364 days)	07.04.2008	09.04.2008	08.04.2009	18.26	18.26	18.26	1,950,661.67	2,404,503.27	2,033,177.92
21 Month G. Bond (644 days)	08.04.2008	09.04.2008	13.01.2010	34.93	19.74	18.45	3,973,579.30	6,004,470.62	4,450,210.42
May
20 Month G. Bond (616 days)(r-o)	06.05.2008	07.05.2008	13.01.2010	35.33	20.88	19.57	1,263,468.30	2,153,500.75	1,591,324.77
June
19 Month G. Bond (581 days)(r-o)	10.06.2008	11.06.2008	13.01.2010	36.53	22.88	21.54	1,278,756.11	2,434,986.35	1,783,480.14
July
6 Month T. Bill (182 days)(r)	14.07.2008	16.07.2008	14.01.2009	9.12	18.24	19.07	6,961,076.62	3,839,933.36	3,519,000.00
12 Month G. Bond (364 days)	15.07.2008	16.07.2008	15.07.2009	20.39	20.39	20.39	1,476,548.32	2,518,840.89	2,092,271.15
21 Month G. Bond	15.07.2008	16.07.2008	14.04.2010	40.90	23.37	21.64	2,903,249.25	6,880,128.33	4,882,967.47
August
11 Month T. Bill (336 days)(r-o)	11.08.2008	13.08.2008	15.07.2009	17.63	19.10	19.23	1,916,302.59	2,558,040.95	2,174,716.17
20 Month G. Bond(609 days)(r-o)	12.08.2008	13.08.2008	14.04.2010	33.40	19.96	18.80	4,746,017.15	6,499,974.55	4,872,567.25
6 Month T. Bill (182 days)(r)	19.08.2008	20.08.2008	18.02.2009	9.08	18.15	18.98	4,567,385.25	2,974,527.86	2,727,000.00
September
6 Month T. Bill (182 days)(r)	09.09.2008	10.09.2008	11.03.2009	9.06	18.12	18.95	1,671,950.26	711,083.83	651,999.99
19 Month G. Bond (581 days)(r-o)	09.09.2008	10.09.2008	14.04.2010	31.42	19.69	18.67	1,735,806.60	2,194,554.53	1,669,859.17
October
13 Month G. Bond (406 days)(r-o)	07.10.2008	08.10.2008	18.11.2009	23.09	20.70	20.47	351,936.65	718,956.86	584,066.75
20 Month G. Bond (623 days)	07.10.2008	08.10.2008	23.06.2010	37.79	22.08	20.60	1,627,814.13	3,332,638.44	2,418,725.45
November
12 Month G. Bond (371 days)	11.11.2008	12.11.2008	18.11.2009	23.27	22.83	22.78	2,274,780.54	1,457,822.94	1,182,587.21
7 Month T. Bill (210 days)	24.11.2008	26.11.2008	24.06.2009	11.48	19.90	20.73	1,786,965.67	3,640,513.73	3,265,541.22
19 Month G. Bond (574 days)(r-o)	25.11.2008	26.11.2008	23.06.2010	36.13	22.91	21.60	1,351,389.29	6,018,779.17	4,421,273.17
December
11 Month T. Bill (336 days)(r-o)	16.12.2008	17.12.2008	18.11.2009	17.19	18.63	18.75	1,144,664.05	1,922,045.76	1,640,043.64
18 Month G. Bond (553 days)(r-o)	16.12.2008	17.12.2008	23.06.2010	29.47	19.40	18.53	1,599,190.93	2,141,553.09	1,654,072.43
2008 TOTAL							64,760,343.87	75,954,101.31	60,463,217.54

Source: UT.
AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2009

							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January
6 MONTH T. BILL (182 days) (r)	1/12/2009	1/14/2009	7/15/2009	7.79	15.58	16.18	3,025,743	1,069,261	992,000
22 MONTH G. BOND (658 days)	1/13/2009	1/14/2009	11/3/2010	31.09	17.20	16.16	2,777,339	4,928,040	3,759,302

February
13 MONTH G. BOND (392 days)	2/2/2009	2/4/2009	3/3/2010	16.00	14.86	14.78	3,753,949	6,152,415	5,303,760
21 MONTH G. BOND (637days) (r-o)	2/3/2009	2/4/2009	11/3/2010	28.44	16.25	15.38	4,078,161	11,403,921	8,878,753
6 MONTH T. BILL (182 days) (r)	2/17/2009	2/18/2009	8/19/2009	6.91	13.82	14.30	5,087,838	3,680,996	3,443,000

March
6 MONTH T. BILL (182 days) (r)	3/9/2009	3/11/2009	9/9/2009	6.35	12.70	13.10	1,687,152	655,105	616,000
12 MONTH T. BILL (357 days) (r-o)	3/10/2009	3/11/2009	3/3/2010	14.24	14.52	14.54	5,009,867	3,717,222	3,253,834

April
22 MONTH G. BOND (665 days)	4/7/2009	4/8/2009	2/2/2011	25.72	14.08	13.35	3,448,381	3,741,547	2,976,175

May
12 MONTH G. BOND (364 days)	5/4/2009	5/6/2009	5/5/2010	11.42	11.42	11.42	3,546,068	5,639,414	5,061,269
21 MONTH G. BOND (637days) (r-o)	5/5/2009	5/6/2009	2/2/2011	21.40	12.23	11.72	3,932,685	7,538,338	6,209,474

June
20 MONTH G. BOND (588 days) (r-o)	6/23/2009	6/24/2009	2/2/2011	20.25	12.54	12.09	1,267,086	3,350,574	2,786,274

July
6 MONTH G. BOND (182 days) (r)	7/13/2009	7/15/2009	1/13/2010	4.68	9.37	9.59	4,192,512	1,513,743	1,446,000
22 MONTH G. BOND (665 days)	7/14/2009	7/15/2009	5/11/2011	22.22	12.16	11.61	2,682,756	4,508,580	3,689,015

August
12 MONTH G. BOND (357 days)	8/3/2009	8/5/2009	7/28/2010	9.35	9.53	9.54	6,250,381	5,812,419	5,315,631
21 MONTH G. BOND (644 days) (r-o)	8/4/2009	8/5/2009	5/11/2011	18.56	10.49	10.10	4,048,784	4,527,871	3,819,073
6 MONTH T. BILL (182 days) (r)	8/17/2009	8/19/2009	2/17/2010	4.28	8.56	8.74	6,774,251	3,647,706	3,498,000

September
6 MONTH T. BILL (182 days) (r)	9/7/2009	9/9/2009	3/10/2010	4.12	8.24	8.41	1,863,487	799,633	768,000
20 MONTH G. BOND (609 days) (r-o)	9/8/2009	9/9/2009	5/11/2011	16.19	9.68	9.38	2,069,807	2,646,362	2,277,516

October
14 MONTH G. BOND (427 days)	10/5/2009	10/7/2009	12/8/2010	8.71	7.42	7.38	5,802,601	5,250,877	4,830,280
22 MONTH G. BOND (665 days)	10/6/2009	10/7/2009	8/3/2011	14.56	7.97	7.72	1,527,018	4,547,190	3,969,383

November
13 MONTH G. BOND (385 days) (r-o)	11/16/2009	11/18/2009	12/8/2010	8.65	8.18	8.16	3,739,514	3,015,616	2,775,658
21 MONTH G. BOND (623 days) (r-o)	11/17/2009	11/18/2009	8/3/2011	15.45	9.03	8.76	7,501,978	4,519,199	3,914,405

December
20 MONTH G. BOND (602 days) (r-o)	12/8/2009	12/9/2009	8/3/2011	15.32	9.27	9.00	2,681,375	1,790,024	1,552,163

2009 TOTAL							86,748,732	94,456,053	81,134,965

The following tables present the various sales and auctions of securities conducted by Turkey in 2005-2009:
Table No. 47
     2005 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	300
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	122
August
Direct Sale — USD	1% quarterly couponed	03.08.2005	30.07.2008	3 Years	500
December
Direct Sale — USD	1% quarterly couponed	07.12.2005	03.12.2008	3 Years	500

(1)	Million USD and Euro

(2)	There were no direct sales, tap sales and public offers in 2006.

Source: UT
     2007 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
October
Direct Sale — USD	1% quarterly couponed	24.10.2007	20.10.2010	3 Years	1,000

(1)	Million USD

(2)	There were no tap sales and public offers in 2007.

Source: UT
     2008 Sales — Direct Sales and Tap Sales and Public Offers (2)

			Settlement
	Description	Issue Date	Date	Maturity	Net Amount (1)
July

Direct Sale — USD	1% quarterly couponed	30.07.2008	27.07.2011	3 Years	500

December

Direct Sale — USD	0.88% quarterly couponed	03.12.2008	30.11.2011	3 Years	500

Direct Sale — YTL	FRN	12.12.2008	04.12.2013	5 Years	2,305,000

(1)	Million USD, Thousand YTL

(2)	There were no tap sales and public offers in 2008.

Source: UT
     2009 Sales — Direct Sales and Tap Sales and Public Offers (2)

			Settlement
	Description	Issue Date	Date	Maturity	Net Amount (1)
January
Revenue Indexed Bond — USD	Semiannually couponed	28.01.2009	01.02.2012	3 years	49,1
Revenue Indexed Bond – TL	Quarterly couponed	28.01.2009	01.02.2012	3 years	420.7

April
Revenue Indexed Bond — TL	Semiannually couponed	29.04.2009	04.05.2010	1 year	737.8

(1)	Million USD, Million TL

(2)	There were no tap sales and public offers in 2009.

Table No. 48
Auctions for FX Denominated Discounted Securities in 2005

								Sales Amount (Inc.
				Average Interest Rate (%)			Net Bid	Switching)
	Auction Date	Value Date	Maturity Date	Term	Simple	Compound	Amount	Nominal	Net
								(in millions of USD)
September
19 Month G. Bond	06.09.2005	07.09.2005	04.04.2007	7.63	4.84	4.77	1,941.10	2,413.90	2,242.80

Source: UT
Auctions for FX Denominated Discounted Securities in 2007

							Sales Amount (Inc.
							Switching)
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in millions of USD)
April

24 Month G. Bond	03.04.2007	04.04.2007	01.04.2009	11.26	5.63	5.48	1,641.54	1,230.53	1,106.00

November

16 Month G. Bond	27.11.2007	28.11.2007	01.04.2009	6.93	5.15	5.10	566.03	606.99	567.66

TOTAL							2,207.57	1,837.52	1,673.67

Source: UT
Table No. 49
Auctions for FX Denominated Floating Rate Notes in 2005

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
								(in millions of USD and EURO)
February
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	15.02.05	16.02.05	13.02.08	2.50%	5.00%	5.06%	670.9	1,134.6	1,124.6
May
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	31.05.05	01.06.05	28.05.08	2.70%	5.39%	5.47%	1,388.2	1,988.8	1,977.3
June
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	21.06.05	22.06.05	28.05.08	2.72%	5.43%	5.51%	1,243.1	2,584.3	2,574.3
July
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	12.07.05	13.07.05	09.08.08	2.81%	5.62%	5.70%	427.5	807.2	803.2
September
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	20.09.05	21.09.05	15.09.10	2.97%	5.94%	6.03%	1,345.0	1,919.6	1,902.9
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	20.09.05	21.09.05	15.09.10	2.03%	4.05%	4.09%	1,041.0	690.4	689.4
October
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) – USD	18.10.05	19.10.05	13.10.10	3.02%	6.04%	6.12%	600.4	649.6	649.2
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	18.10.05	19.10.05	13.10.10	2.06%	4.11%	4.15%	403.1	701.8	701.4

Auctions for FX Denominated Floating Rate Notes in 2006

Sales Amount (Inc.
							Net	Switching)
Bid
	Auction	Value	Maturity	Average Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(million)
3 Years G. Bond
(Semiannually LIBOR+1 Couponed) — USD	25.04.2006	26.04.2006	22.04.2009	3.11%	6.22%	6.32%	1,587.9	648.9	650.5

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source: UT

Table No. 50
Fixed Coupon YTL Denominated Treasury Auctions in 2005

							Net Bid	Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

3 Year Semi Annual
Couponed G. Bond	18.01.2005	19.01.2005	17.10.2007	8.24%	16.49%	17.17%	1,123,135.4	1,250,345.2	1,405,713.1
5 Year Semi Annual
Couponed G. Bond	15.02.2005	16.02.2005	10.02.2010	7.31%	14.62%	15.15%	2,281,660.7	2,728,450.8	2,764,479.3
5 Year Semi Annual
Couponed G. Bond	08.11.2005	09.11.2005	10.02.2010	5.97%	11.93%	12.29%	725,931.9	1,381,191.0	1,566,770.1
5 Year Semi Annual
Couponed G. Bond	06.12.2005	07.12.2005	10.02.2010	5.90%	11.79%	12.14%	2,104,560.7	3,230,620.3	3,713,499.1
TOTAL							6,235,289	8,590,607	9,450,462
Fixed Coupon YTL Denominated Treasury Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year Semi Annual
Couponed G. Bond	24.01.2006	25.01.2006	19.01.2011	6.02%	12.05%	12.41%	1,625,539.6	1,368,899.6	1,467,117.6
5 Year Semi Annual
Couponed G. Bond	14.02.2006	15.02.2006	19.01.2011	6.41%	12.81%	13.22%	1,144,161.0	368,307.3	386,869.5
5 Year Semi Annual
Couponed G. Bond	28.03.2006	29.03.2006	19.01.2011	6.61%	13.22%	13.66%	968,596.7	528,048.0	554,850.1
5 Year Semi Annual
Couponed G. Bond	18.04.2006	19.04.2006	19.01.2011	6.68%	13.36%	13.80%	486,802.2	371,718.9	391,769.4
5 Year Semi Annual
Couponed G. Bond	09.05.2006	10.05.2006	19.01.2011	7.01%	14.02%	14.50%	683,229.2	409,877.3	426,023.2
5 Year Semi Annual
Couponed G. Bond	26.09.2006	27.09.2006	19.01.2011	9.95%	19.90%	20.89%	619,281.7	775,652.8	666,680.8
5 Year Semi Annual
Couponed G. Bond	17.10.2006	18.10.2006	19.01.2011	9.79%	19.59%	20.55%	2,156,369.8	1,448,571.0	1,267,010.3
TOTAL							7,683,980.3	5,271,074.9	5,160,320.9
Source: UT
Fixed Coupon YTL Denominated Treasury Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound		(thousand YTL)

4 Year Semi Annual
Couponed G. Bond	16.01.2007	17.01.2007	19.01.2011	9.45%	18.90%	19.79%	2,141,894.8	2,291,988.2	2,139,436.7
4 Year Semi Annual
Couponed G. Bond	13.02.2007	14.02.2007	19.01.2011	8.98%	17.96%	18.77%	1,968,456.9	1,978,974.7	1,779,532.7

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound		(thousand YTL)
5 Year Semi Annual
Couponed G. Bond	13.03.2007	14.03.2007	07.03.2012	9.07%	18.14%	18.96%	2,899,262.9	2,298,830.9	2,141,708.3
5 Year Semi Annual
Couponed G. Bond	17.04.2007	18.04.2007	07.03.2012	8.68%	17.37%	18.12%	2,607,547.7	2,158,809.6	2,096,054.9
5 Year Semi Annual
Couponed G. Bond	15.05.2007	16.05.2007	07.03.2012	8.54%	17.09%	17.82%	2,394,773.3	1,235,559.8	1,225,895.4
5 Year Semi Annual
Couponed G. Bond	12.06.2007	13.06.2007	07.03.2012	8.36%	16.72%	17.42%	1,475,189.5	766,179.9	778,513.4
5 Year Semi Annual
Couponed G. Bond	03.07.2007	04.07.2007	07.03.2012	7.99%	15.98%	16.62%	871,405.1	1,833,159.7	1,922,965.1
5 Year Semi Annual
Couponed G. Bond	21.08.2007	22.08.2007	07.03.2012	9.25%	18.50%	19.35%	1,099,557.7	1,272,352.4	1,266,932.0
5 Year Semi Annual
Couponed G. Bond	02.10.2007	03.10.2007	26.09.2012	7.77%	15.54%	16.15%	2,232,399.7	2,060,922.6	1,953,096.7
5 Year Semi Annual
Couponed G. Bond	04.12.2007	05.12.2007	26.09.2012	8.04%	16.08%	16.73%	1,099,834.8	637,890.2	610,111.2
Source: UT
Fixed Coupon YTL Denominated Treasury Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year Semi Annual
Couponed G. Bond	22.01.2008	23.01.2008	26.09.2012	8.43%	16.86%	17.57%	1,410,878.7	763,086.1	726,542.5
5 Year Semi Annual
Couponed G. Bond	12.02.2008	13.02.2008	26.09.2012	8.33%	16.66%	17.35%	1,510,194.8	1,317,263.5	1,273,937.7
5 Year Semi Annual
Couponed G. Bond	04.03.2008	05.03.2008	19.01.2011	8.60%	17.20%	17.93%	1,337,180.6	1,023,533.1	967,533.2
5 Year Semi Annual
Couponed G. Bond	02.09.2008	03.09.2008	28.08.2013	8.93%	17.87%	18.66%	1,488,430.0	1,122,842.9	1,055,413.8
5 Year Semi Annual
Couponed G. Bond	06.10.2008	08.10.2008	28.08.2013	10.06%	20.11%	21.12%	347,788.4	1,338,449.1	1,191,540.9
Source: UT
Fixed Coupon TL Denominated Treasury Auctions in 2009

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)

4 Year Semi Annual
Couponed G. Bond	23.06.2009	24.06.2009	28.08.2013	6.93%	13.86%	14.34%	951,200.0	609,734.2	679,854.2
5 Year Semi Annual
Couponed G. Bond	04.08.2009	05.08.2009	06.08.2014	5.89%	11.78%	12.13%	1,370,013.3	2,586,871.7	2,506,240.2
5 Year Semi Annual
Couponed G. Bond	08.09.2009	09.09.2009	06.08.2014	5.50%	11.00%	11.30%	1,939,297.6	1,621,727.8	1,635,413.8
5 Year Semi Annual
Couponed G. Bond	06.10.2009	07.10.2009	06.08.2014	4.94%	9.88%	10.12%	944,574.9	1,950,125.4	2,065,064.6
Source: UT

Table No. 51
Floating Rate Note Auctions of 2005

	Auction	Value	Maturity	Accepted Interest Rate (%)			Nominal Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(thousand YTL)
3 Month T-Bill Yield + 6% (annual)	11.01.05	12.01.05	13.09.06	6.14%	24.55%	26.90%	3,593,548.4	3,446,332.0	3,575,048.2
6 Month T-Bill Yield + 3% (annual)	22.02.05	23.02.05	17.02.10	10.01%	20.02%	21.02%	3,460,088.1	2,492,456.9	2,493,700.0
6 Month T-Bill Yield + 3% (annual)	21.03.05	23.03.05	17.02.10	9.80%	19.60%	20.56%	1,808,918.0	2,953,539.4	3,037,211.3
6 Month T-Bill Yield + 3% (annual)	26.04.05	27.04.05	17.02.10	9.93%	19.86%	20.84%	2,144,911.4	3,201,074.2	3,326,459.6
6 Month T-Bill Yield + 3% (annual)	10.05.05	11.05.05	17.02.10	10.01%	20.02%	21.01%	872,604.8	1,794,369.6	1,869,357.3
6 Month T-Bill Yield + 3% (annual)	28.06.05	29.06.05	17.02.10	9.97%	19.93%	20.92%	1,547,458.3	2,178,677.2	2,334,585.8
3 Month T-Bill Yield + 6% (annual)	09.08.05	10.08.05	13.09.06	4.25%	17.00%	18.11%	2,475,346.3	2,073,024.5	2,200,185.0
6 Month T-Bill Yield + 3% (annual)	23.08.05	24.08.05	18.08.10	9.05%	18.10%	18.91%	3,865,465.5	5,442,430.5	5,471,006.9
6 Month T-Bill Yield + 3% (annual)	13.09.05	14.09.05	18.08.10	8.74%	17.48%	18.24%	2,007,292.9	3,013,642.0	3,119,961.3
6 Month T-Bill Yield + 3% (annual)	18.10.05	19.10.05	18.08.10	8.45%	16.91%	17.62%	5,170,035.5	3,440,768.1	3,684,410.8
6 Month T-Bill Yield + 3% (annual)	13.12.05	14.12.05	18.08.10	7.93%	15.86%	16.49%	4,851,098.8	2,058,365.1	2,331,467.6

Floating Rate Note Auctions of 2006

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

6 Month T-Bill Yield +
2% (annual)	17.01.2006	18.01.2006	12.01.2011	7.38%	14.76%	15.31%	8,210,033.3	4,079,001.1	4,284,003.8
6 Month T-Bill Yield +
2% (annual)	21.02.2006	22.02.2006	12.01.2011	7.32%	14.65%	15.18%	4,144,754.2	4,215,191.7	4,505,369.0
6 Month T-Bill Yield +
2% (annual)	13.03.2006	15.03.2006	12.01.2011	7.30%	14.61%	15.13%	2,169,350.0	1,489,180.7	1,607,257.6
6 Month T-Bill Yield +
2% (annual)	10.04.2006	12.04.2006	12.01.2011	7.31%	14.62%	15.16%	2,526,667.2	1,698,579.5	1,851,843.2
6 Month T-Bill Yield +
2% (annual)	22.05.2006	24.05.2006	12.01.2011	7.54%	15.09%	15.65%	1,855,206.1	2,238,383.3	2,445,430.1
6 Month T-Bill Yield +
2% (annual)	12.06.2006	14.06.2006	12.01.2011	8.03%	16.06%	16.70%	1,139,002.5	1,758,023.8	1,881,225.9
6 Month T-Bill Yield +
2% (annual)	12.09.2006	13.09.2006	07.09.2011	11.23%	22.46%	23.72%	1,927,405.4	3,181,174.0	3,207,352.2
3 Month T-Bill Yield +
1% (annual)	04.07.2006	05.07.2006	02.07.2008	5.73%	22.92%	24.97%	2,728,548.8	4,557,076.6	4,551,917.8
3 Month T-Bill Yield +
1% (annual)	22.08.2006	23.08.2006	02.07.2008	5.66%	22.66%	24.65%	2,820,251.5	2,444,345.5	2,525,255.2
6 Month T-Bill Yield +
2% (annual)	02.10.2006	04.10.2006	07.09.2011	11.24%	22.49%	23.75%	1,479,728.0	1,948,289.1	1,987,038.8
6 Month T-Bill Yield +
2% (annual)	21.11.2006	22.11.2006	07.09.2011	10.86%	21.72%	22.90%	3,204,325.6	2,796,765.2	2,997,439.4
TOTAL							32,205,273	30,406,011	31,844,133

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source: UT
Floating Rate Note Auctions of 2007

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

based on the last 6-month discounted auctions
+2.00% (annual spread)	06.03.2007	07.03.2007	26.02.2014	10.60%	21.21%	22.33%	2,333,889.8	3,067,945.8	3,106,299.9
based on the last 6-month discounted auctions
+2.00% (annual spread)	08.05.2007	09.05.2007	26.02.2014	10.37%	20.73%	21.81%	2,655,853.6	3,767,838.7	4,015,459.6
based on the last 6-month discounted auctions
+2.00% (annual spread)	26.06.2007	27.06.2007	26.02.2014	10.43%	20.87%	21.96%	1,222,663.4	2,278,732.2	2,482,564.2

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

based on the last 6-month discounted auctions
+2.00% (annual spread)	17.07.2007	18.07.2007	26.02.2014	10.47%	20.95%	22.05%	829,942.3	1,392,700.9	1,530,730.7
based on the last 6-month discounted auctions
+2.00% (annual spread)	04.09.2007	05.09.2007	26.02.2014	9.54%	19.08%	19.99%	5,135,692.9	2,994,520.1	3,016,313.2

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

Source: UT
Floating Rate Note Auctions of 2008

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

based on the last 6-month discounted auctions
+1.50% (annual spread)	08.04.2008	09.04.2008	03.04.2013	8.76%	17.52%	18.29%	3,430,023.8	3,825,233.9	3,850,446.5
based on the last 6-month discounted auctions
+1.50% (annual spread)	10.06.2008	11.06.2008	03.04.2013	8.95%	17.90%	18.70%	1,943,527.0	2,001,517.8	2,050,191.9
based on the last 3-month discounted auctions
+2,0% (annual spread)	01.07.2008	02.07.2008	26.06.2013	4.88%	19.52%	21.00%	4,390,168.9	6,286,950.0	6,330,711.6
based on the last 3-month discounted auctions
+2,0% (annual spread)	12.08.2008	13.08.2008	26.06.2013	4.69%	18.76%	20.12%	3,869,216.2	3,828,172.3	4,032,751.5
based on the last 3-month discounted auctions
+2,0% (annual spread)	14.10.2008	15.10.2008	26.06.2013	4.75%	19.00%	20.40%	2,658,397.0	3,262,075.6	3,410,500.0
based on the last 3-month discounted auctions
+2,0% (annual spread)	25.11.2008	26.11.2008	20.11.2013	4.95%	19.80%	21.32%	2,390,551.3	6,495,925.8	6,699,899.3

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2009

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand TL)

based on the last 3-month discounted auctions
+2.0% (annual spread)	13.01.2009	14.01.2009	20.11.2013	4.92%	19.69%	21.19%	727,239	1,747,174	1,855,518
based on the last 3-month discounted auctions
+2.0% (annual spread)	03.02.2009	04.02.2009	20.11.2013	4.92%	19.69%	21.19%	3,588,487	4,921,267	5,284,593
based on the last 3-month discounted auctions
+2.0% (annual spread)	07.04.2009	08.04.2009	02.04.2014	3.64%	14.58%	15.39%	2,679,369	3,999,707	4,238,885
based on the last 3-month discounted auctions
+2.0% (annual spread)	05.05.2009	06.05.2009	02.04.2014	3.63%	14.53%	15.34%	3,303,443	5,091,700	5,464,299
based on the last 3-month discounted auctions
+1.0% (annual spread)	21.07.2009	22.07.2009	16.07.2014	2.84%	11.35%	11.84%	3,857,795	2,030,895	2,080,748
based on the last 3-month discounted auctions
+1.0% (annual spread)	04.08.2009	05.08.2009	16.07.2014	2.79%	11.17%	11.65%	4,251,522	4,013,526	4,157,094
based on the last 3-month discounted auctions
+1.0% (annual spread)	29.09.2009	30.09.2009	16.07.2014	2.70%	10.81%	11.26%	6,855,684	2,491,353	2,658,691
based on the last 3-month discounted auctions
Without spread	06.10.2009	07.10.2009	28.09.2016	2.33%	9.33%	9.67%	2,772,636	4,262,142	4,285,200
based on the last 3-month discounted auctions
Without spread	24.11.2009	25.11.2009	28.09.2016	2.31%	9.23%	9.55%	5,165,260	1,208,300	1,236,503

(1) This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Source: UT
Table No. 52
Fixed Coupon FX Denominated Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-Euro	28.11.2006	29.11.2006	25.11.2009	2.43%	4.85%	4.91%	1,538.2	738.1	741.1

Source: UT
Fixed Coupon FX Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-USD	23.01.2007	24.01.2007	20.01.2010	2.93%	5.85%	5.94%	2,216.7	1,993.4	1,974.2
3 Years G. Bond-USD	20.03.2007	21.03.2007	20.01.2010	2.84%	5.69%	5.77%	1,677.7	1,354.1	1,358.8

Source: UT

Fixed Coupon FX Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-USD	27.05.2008	28.05.2008	25.05.2011	2.75%	5.50%	5.58%	238.5	563.9	561. +1

Source: UT
Table No. 53
Switching Auctions in 2006

Securities Issued
					Interest
Auction Date	Value Date			Maturity Date	Term	Simple	Comp.

27.07.2006	28.07.2006	(*)	2 Years G.Bond (FRN)	02.07.2008	5.84	23.36	25.49
03.10.2006	04.10.2006		679 Days G. Bond	13.08.2008	46.22	24.78	22.59
03.10.2006	04.10.2006		679 Days G. Bond	13.08.2008	46.22	24.78	22.59

Securities Bought Back
(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

2 Years G.Bond (FRN)	1,494,509.4	601,826.2	617,437.6
567 Days G. Bond	690,383.7	722,100.5	688,758.5
560 Days G. Bond	1,085,148.2	1,155,226.4	1,083,182.6
TOTAL	3,270,041.3	2,479,153.1	2,389,378.7

(*)	Investors bid for price of issued security which auctioned with the value date July 28, 2006, while they bid for price of bought-back securities which auctioned with the value date October 4, 2006.
Switching Auctions in 2007

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.

9/27/2007	9/28/2007	586 Days G. Bond	5/6/2009	27.56	17.12	16.32
9/27/2007	9/28/2007	586 Days G. Bond	5/6/2009	27.56	17.12	16.32

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.

11/1/2007	11/2/2007	642 Days G. Bond	8/5/2009	28.74	16.29	15.40
11/1/2007	11/2/2007	642 Days G. Bond	8/5/2009	28.74	16.29	15.40
11/22/2007	11/23/2007	621 Days G. Bond	8/5/2009	29.57	17.33	16.40
11/22/2007	11/23/2007	621 Days G. Bond	8/5/2009	29.57	17.33	16.40

Securities Bought Back
(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

672 Days G. Bond	1,819,659.1	985,659.4	871,406.9
616 Days G. Bond	2,507,447.3	1,154,029.1	1,008,966.6
672 Days G. Bond	986,108.0	456,600.0	413,468.8
616 Days G. Bond	2,385,950.2	979,617.4	876,981.5
672 Days G. Bond	324,655.6	151,354.2	137,588.9
616 Days G. Bond	1,255,638.0	579,964.0	520,902.8

TOTAL	9,279,458.2	4,307,224.1	3,829,315.5
Switching Auctions in 2008

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.

15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68

Securities Bought Back
(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

182 Days T. Bill	1,566,056.4	752,065.0	697,493.4
210 Days T. Bill	1,657,581.7	743,850.0	681,994.6
159 Days T. Bill	1,293,384.9	952,481.0	889,922.8
187 Days T. Bill	2,258,484.9	1,173,492.4	1,083,902.3

TOTAL	6,775,507.9	3,621,888.4	3,353,313.1

Source: UT

Switching Auctions in 2009

Securities Issued
				Interest
	Value
Auction Date	Date		Maturity Date	Term	Simple	Comp.

04.06.2009	05.06.2009	1209 Days G. Bond	26.09.2012	6.83%	13.65%	14.12%
04.06.2009	05.06.2009	1762 Days G. Bond	02.04.2014	3.64%	14.54%	15.35%
09.07.2009	10.07.2009	1174 Days G. Bond	26.09.2012	6.31%	12.63%	13.03%
09.07.2009	10.07.2009	1727 Days G. Bond	02.04.2014	2.99%	11.97%	12.51%
13.08.2009	14.08.2009	635 Days G. Bond	11.05.2011	18.34%	10.51%	10.13%
13.08.2009	14.08.2009	1692 Days G. Bond	02.04.2014	2.94%	11.78%	12.30%
17.09.2009	18.09.2009	600 Days G. Bond	11.05.2011	15.63%	9.49%	9.21%
17.09.2009	18.09.2009	1783 Days G. Bond	06.08.2014	5.37%	10.74%	11.02%
17.09.2009	18.09.2009	1762 Days G. Bond	16.07.2014	2.82%	11.28%	11.77%
05.11.2009	06.11.2009	635 Days G. Bond	03.08.2011	16.11%	9.24%	8.94%
05.11.2009	06.11.2009	2518 Days G. Bond	28.09.2016	2.45%	9.80%	10.17%

(Thousand TL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

61 Days T. Bill	924,846	720,281	707,950
257 Days T. Bill	420,520	236,261	252,363
89 Days T. Bill	338,539	199,543	195,348
222 Days T. Bill	3,080,812	536,057	580,212
54 Days T. Bill	644,317	159,279	157,431
187 Days T. Bill	1,685,189	648,179	708,745
117 Days T. Bill	356,180	300,556	293,168
145 Days T. Bill	352,092	229,209	238,863
152 Days T. Bill	3,901,224	2,825,068	2,891,909
117 Days T. Bill	480,318	280,640	274,042
103 Days T. Bill	1,156,449	451,821	467,784

TOTAL	13,340,483.9	6,586,894.2	6,767,815.9

Source: UT
Table No. 54
CPI Indexed YTL Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year G. Bond
(Semiannually 5% real interest rate)	20.02.2007	21.02.2007	15.02.2012	4.86%	9.72%	9.95%	9,429,529.6	4,099,640.8	4,144,736.8

5 Year G. Bond
(Semiannually 5% real interest rate)	29.05.2007	30.05.2007	15.02.2012	4.85%	9.71%	9.94%	1,195,412.4	1,146,826.0	1,219,076.0

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year G. Bond
(Semiannually 5% real interest rate)	21.08.2007	22.08.2007	15.02.2012	5.15%	10.30%	10.57%	66,028.8	679,102.5	698,796.5

5 Year G. Bond
(Semiannually 5% real interest rate)	06.11.2007	07.11.2007	15.02.2012	4.52%	9.04%	9.25%	623,127.9	527,079.5	575,570.8
CPI Indexed YTL Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

4 Year G. Bond
(Semiannually 5% real interest rate)	19.02.2008	20.02.2008	15.02.2012	4.82%	9.63%	9.86%	474,588.7	663,456.1	727,692.0

4 Year G. Bond
(Semiannually 5% real interest rate)	06.05.2008	07.05.2008	15.02.2012	5.09%	10.18%	10.44%	281,180.7	352,853.9	397,490.0

5 Year G. Bond
(Semiannually 5% real interest rate)	19.08.2008	20.08.2008	14.08.2013	5.10%	10.20%	10.46%	1,274,758.3	1,188,641.1	1,270,657.3

Source: UT
CPI Indexed TL Denominated Auctions in 2009

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)

5 Year G. Bond
(Semiannually 6% real interest rate)	17.02.2009	18.02.2009	14.08.2013	6.76%	13.53%	13.98%	2,021,909	1,334,358	1,316.291

5 Year G. Bond
(Semiannually 6% real interest rate)	06.04.2009	08.04.2009	14.08.2013	5.85%	11.71%	12.05%	5,819,408	4,662,778	4,971.640

5 Year G. Bond
(Semiannually 4.5% real interest rate)	26.05.2009	27.05.2009	21.05.2014	4.25%	8.50%	8.68%	1,776,418	1,549,004	1,579.985

5 Year G. Bond
(Semiannually 4.5% real interest rate)	14.07.2009	15.07.2009	21.05.2014	4.28%	8.55%	8.73%	2,888,095	3,229,306	3,342.687

5 Year G. Bond
(Semiannually 4.5% real interest rate)	18.08.2009	19.08.2009	21.05.2014	3.50%	6.99%	7.13%	8,525,425	3,864,597	4,303.968

5 Year G. Bond
(Semiannually 3.5% real interest rate)	05.10.2009	07.10.2009	01.10.2014	2.37%	4.74%	4.80%	5,188,057	4,028,775	4,429.603

5 Year G. Bond
(Semiannually 3.5% real interest rate)	17.11.2009	18.11.2009	01.10.2014	2.21%	4.43%	4.48%	2,362,656	2,303,944	2,585.257

Source: UT

     The following table presents Turkey’s internal public debt at the end of the years listed:
Table No. 55
Internal Public Debt

(In millions of TL)	2005	2006	2007	2008	2009 (1)

Total Domestic Debt	244,782	251,470	255,310	274,827	330,005
Securitized Debt	244,782	251,470	255,310	274,827	330,005
Cash	194,153	208,376	220,582	248,691	313,232
Bonds	176,335	198,783	214,448	234,713	299,196
Bills	17,818	9,594	6,134	13,978	14,036
Non-Cash	50,629	43,094	34,728	26,136	16,772
Bonds	50,629	43,094	34,728	26,136	16,772
Bills	—	—	—	—

(1)	Provisional.

Source: UT.
Table No. 56
Domestic Debt Service (1) (2)

(In millions of TL)	2005	2006	2007	2008	2009

Total Domestic Debt Service	169,985	150,428	148,847	134,641	141,889
Principal	130,715	111,769	107,307	90,124	95,126
Interest	39,270	38,659	41,540	44,517	46,762

(1)	Provisional.

(2)	Payments on non-cash basis are included.
REPORT ON FINANCING THROUGH MONEY MARKET CASH OPERATIONS
     The Undersecretariat of Treasury published a report on short term money market cash operations on November 11, 2008. The purpose of this report is to set forth procedures and principles for financing short term money market cash operations. As a result, the Treasury will be able to manage cash flows in line with its fiscal, monetary, and debt management policies.
     The Treasury, with these operations, can issue three kinds of instruments: Cash Transaction Notes (CTN), Reopen with the Commitment for Repurchase (RCR), and Deposit Auction (DA).
     CTNs can be issued as discounted Domestic Borrowing Notes (DBN) with a maximum maturity of 30 days. They can be traded in secondary markets, redeemed before maturity and cannot be printed physically. Transfers and reconciliation between the parties’ deposits are done electronically.
     RCNs also can be issued within a maximum of 30 days and the Treasury can reopen a DBN, which was previously issued, with a commitment for repurchase (without it being printed physically).
     DAs are a short term debt transaction with a maximum maturity of 30 days. This instrument comes with collateral but no DBN issuance is needed.
Transactions which take place and notes which are issued pursuant to this regulation are exempt from taxes, duties and charges, except fees charged pursuant to the provisions of Income Tax Law No. 193 and Corporation Tax Law No. 5422.

EXTERNAL DEBT AND DEBT MANAGEMENT
     Turkey’s gross external debt has increased from $170 billion in 2005 to $268.2 billion in 2009. The main factor for this change was the increasing trend of private sector debt. The private sector debt was $84.1 billion in 2005 and it reached to $171.5 billion in 2009.
     In contrast to the increasing trend in nominal value of debt stock, the external debt to GDP ratio was stable at around 37% between 2005 and 2008 period. However, the global financial crisis impacted Turkey’s external debt to GDP ratio as well. The ratio stood at 43.4% as of the end of 2009. The public sector external debt to GDP ratio has decreased by 5.9% points from 14.6% in 2005 to 13.5% in 2009 and Central Bank’s external debt to GDP has decreased from 3.2% to 2.2% while the private sector debt to GDP has increased from 17.5% in 2005 to 27.8% in 2009.
     In addition, the maturity composition of the gross external debt did not change significantly during the last six year period. At the end of 2005 the portion of the short and long term external debt to total external debt was 22.5% and 77.5% respectively and they reached 18.5% and 81.5% levels in 2009 respectively.
     However, the sectoral breakdown of the external debt has changed such that the shares of the “public sector” and “monetary authorities” debt in the total external debt stock decline by 10.3% and 4.1% points respectively during this period. On the other hand the share of private sector external debt in total external debt stock increased 14.5% during the same period and it reached 63.9% level as of end of 2009. The portion of “public external debt” and “monetary authorities’ debt” in the total external debt stock is 31.1% and 5% respectively.
     At the end of 2009, Treasury-guaranteed external debt stock was $6.5 billion, representing an increase of approximately $2.1 billion compared to end of 2005.
     The following tables provide information as to the public and private parts of external debt stock of Turkey for the periods indicated:
Table No. 57
Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Billion $)	2005	2006	2007	2008	2009

TOTAL	169.901	207.819	249.553	277.005	268.194
SHORT TERM (2)	38.283	42.616	43.135	50.448	49.577
PUBLIC SECTOR	2.133	1.750	2.163	3.248	3.598
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	1.733	1.555	2.163	3.148	3.598
Banks	1.733	1.555	2.163	3.148	3.598
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	400	195	0	100	0
SOE’s	400	195	0	100	0
Other	0	0	0	0	0
CBRT	2.763	2.563	2.282	1.874	1.776
Dresdner Bank Scheme	2.762	2.562	2.281	1.873	1.775
Other	1	1	1	1	1
PRIVATE SECTOR	33.387	38.303	38.690	45.326	44.203
FINANCIAL INSTITUTIONS	17.209	20.702	16.629	21.832	22.418
Banks	16.562	19.993	16.167	21.613	22.127
Non-Banking Institutions	647	709	462	219	291
NON-FINANCIAL INSTITUTIONS	16.178	17.601	22.061	23.494	21.785
Companies	16.178	17.601	22.061	23.494	21.785
Other	0	0	0	0	0
LONG TERM	131.618	165.203	206.418	226.557	218.617
PUBLIC SECTOR	68.278	69.837	71.361	75.037	79.819
GENERAL GOVERNMENT	65.922	67.855	68.812	72.361	77.148
Central Government	64.643	66.576	67.120	69.757	74.054

GROSS EXTERNAL DEBT- by BORROWER (Billion $)	2005	2006	2007	2008	2009

Local Administrations	961	1.031	1.506	2.466	3.003
Funds	318	248	187	138	91
FINANCIAL INSTITUTIONS (3)	318	487	620	590	1.070
Banks	318	487	620	590	1.070
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	2.039	1.496	1.929	2.086	1.600
SOE’s	1.894	1.390	1.812	1.892	1.428
Other (4)	145	106	117	194	172
CBRT	12.662	13.115	13.519	12.192	11.529
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	12.654	13.106	13.510	12.183	11.520
NGTA	8	9	9	9	9
PRIVATE SECTOR (5)	50.677	82.251	121.537	139.328	127.269
FINANCIAL INSTITUTIONS	16.073	28.515	41.913	41.104	35.438
Banks	12.341	22.078	30.941	30.049	27.993
Non-Banking Institutions	3.732	6.437	10.971	11.055	7.445
NON-FINANCIAL INSTITUTIONS	34.604	53.736	79.625	98.224	91.831

GROSS EXTERNAL DEBT - by LENDER (Billion $)	2005	2006		2007	2008	2009

TOTAL	169.901	207.819		249.553	277.005	268.194
LOAN	138.340	171.472		210.809	238.099	227.294
SHORT TERM (2)	38.283	42.616		43.135	50.448	49.577
PRIVATE CREDITORS	38.283	42.616		43.135	50.448	49.577
MONETARY INSTITUTIONS	17.439	20.754		16.379	21.838	21.044
NONMONETARY INSTITUTIONS	20.844	21.862		26.756	28.610	28.533
OFFICIAL CREDITORS	0	0		0	0	0
LONG TERM	100.057	128.856		167.674	187.651	177.717
PRIVATE CREDITORS	67.610	99.133		138.286	153.931	139.252
MONETARY INSTITUTIONS	49.436	79.578		116.588	132.259	118.519
NONBANK FINANCIAL INSTITUTIONS	3.171	5.248		6.817	6.715	6.650
PRIVATE INVETSTMENT & DEV. BANKS	28	32		50	40	36
FOREIGN COMMERCİAL BANKS	32.248	52.368		75.235	80.912	73.271
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	13.990	21.930		34.486	44.592	38.562
NONMONETARY INSTITUTIONS	18.174	19.555		21.698	21.672	20.733
OFFICIAL CREDITORS	32.447	29.723		29.389	33.719	38.465
GOVERNMENTAL ORGANIZATIONS	7.206	6.746		6.594	7.204	7.483
PUBLIC FINANCE INSTUTITIONS	1.177	1.256		1.322	1.681	2.122
CENTRAL BANKS	0	0		0	0	0
CENTRAL GOVERNMENTS	1.369	1.138		812	634	497
OFFICIAL DEVELOPMENT BANKS	4.660	4.352		4.459	4.888	4.864
MULTILATERAL ORGANIZATIONS	25.241	22.978		22.795	26.515	30.983
IMF-INTERNATIONAL MONETARY FUND	14.647	10.759		7.144	8.563	9.434
IMF SDR ALLOCATİON	0	0		0	0	1.499
IBRD	5.829	6.855		7.563	8.013	9.761
OTHER MULTILATERAL INST.	4.765	5.363		8.088	9.939	11.788
BONDS (6)	31.560	36.347	38.744	38.907	40.899

(1)	Provisional.

(2)	Source: CBT.

(3)	Public Deposit Banks and Public Development & Investment Banks.

(4)	Public Corporations, Regulatory Institutions and Organizations.

(5)	Since October 1, 2001, CBT is responsible for monitoring private sector debt.

(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance

Source: UT, CBT.
Table No. 58
Currency Composition of Outstanding External Debt (1)(2)

%	2005	2006	2007	2008	2009

TOTAL	100.0	100.0	100.0	100.0	100.0
CHF	0.5	0.5	0.4	0.4	0.4
ECU/EUR	31.7	32.0	34.7	34.7	35.5
GBP	0.3	0.4	0.4	0.2	0.2
JPY	1.7	1.3	1.2	1.4	1.4
SDR	8.6	5.2	2.9	3.1	3.5
USD	54.0	54.5	54.9	55.2	53.0
Other	3.2	6.1	5.6	5.0	5.9

(1)	Provisional.

(2)	Reflects figures at the end of the periods indicated.

Source: UT
The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:
Table No. 59
Debt Ratios

DOD / GDP (%)	2005	2006	2007	2008	2009
Total	35.3	39.5	38.5	37.3	43.4
Short Term	8.0	8.1	6.6	6.8	8.0
Long Term	27.3	31.4	31.8	30.5	35.4
Public Sector	14.6	13.6	11.3	10.5	13.5
Central Bank	3.2	3.0	2.4	1.9	2.2
Private Sector	17.5	22.9	24.7	24.9	27.8
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	231.2	243.0	232.6	209.8	262.6
EXTERNAL DEBT SERVICE / GDP	7.6	7.6	7.5	7.2	9.4
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	50.1	46.8	45.4	40.4	56.6
PRIVATE SECTOR/ EXPORTS (FOB)	114.4	140.9	149.4	139.9	167.9
INTEREST / GDP	1.7	1.8	1.7	1.6	1.7
INTEREST / EXPORTS (FOB)	10.9	10.9	10.1	8.9	10.1
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	30.9	30.5	30.6	26.8	27.9
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	137.0	148.5	177.2	147.2	150.9
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	29.7	29.3	29.4	25.6	26.4
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	132.0	142.9	170.0	140.8	142.6
TCMB RESERVES (GROSS) / IMPORTS (CIF)	-43.3	-43.6	-43.1	-35.2	-50.2
TCMB RESERVES (NET) / IMPORTS (CIF)	-44.9	-45.3	-44.9	-36.8	-53.1
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-43.7	-52.6	-52.1	-58.9	-19.7
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-42.1	-50.6	-50.0	-56.3	-18.7
CURRENT ACCOUNT BALANCE / GDP	-4.6	-6.1	-5.9	-5.6	-2.3

Source: UT, CBT, TURKSTAT.
Table No. 60
External Debt Service (1)

(in millions of US dollars)	2005	2006	2007	2008	2009

Total External Debt Service	36,803	40,070	48,680	53,379	57,829
Principal	28,769	30,708	37,868	41,591	47,489
Interest	8,034	9,362	10,812	11,788	10,340

(1)	Provisional.

(2)	Repayments through bond issues are included.

Source: CBT.
     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 61
Medium and Long-Term External Debt Service (1,2)

Billion $	2010	2011	2012	2013	2014	2015+	Total

GROSS TOTAL	37.733	40.349	32.930	26.040	20.218	109.213	266.483
PUBLIC	7.720	11.066	10.555	8.189	8.927	70.243	116.700
PRINCIPLE	5.482	7.315	7.107	5.066	6.055	46.823	77.847
INTEREST	2.238	3.751	3.448	3.123	2.872	23.420	38.853
PRIVATE SECTOR	30.013	29.283	22.375	17.851	11.291	38.970	149.783
PRINCIPLE	27.443	25.888	19.070	14.769	9.220	30.942	127.333
INTEREST	2.569	3.394	3.305	3.082	2.071	8.027	22.450

(1)	Provisional.

(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

Source: UT, CBT (Cross rates based on: 03/31/2010).
Table No. 62
Central Government External Debt Of Turkey (as of December 31, 2009)
(issued between January 1, 2005 and December 31, 2009)

				Outstanding
				Amount
	Agreement Date	Currency	Maturity (years)	(billion USD)

Bond				24.956

Monetary Institutions	Various (01.13.2005 – 04.30.2009)	USD- EUR	Various (7 — 30)	24.956

Loan				20.018

Govermental Organizations	Various (01.14.2005 – 08.18.2008)	USD-EUR-JYP, oth.	Various (5.5 — 40)	1.234
Monetary Institutions	Various (01.05.2005 – 10.23.2009)	USD-EUR-CHF, oth.	Various (2.5 — 25)	4.183
International Organizations	Various (05.05.2005 – 08.07.2009)	USD-EUR-SDR, oth.	Various (7.7 — 35.5)	14.601

Total				44.974

Source: UT
Table No. 63
External Debt of Turkey (Public Guaranteed)
External Debt of Turkey (Public Guaranteed)

(provided
between
January 1,
2005 and
December 31,
2009)		Debt Disbursed
Agreement		and Outstanding	Maturity		Interest Rate /
Date	Currency	($)	(Year)	Interest Type	Margin
15.06.2005	EUR	40,001,909.61	16.8	LIEUR6MDIS	0.75
09.11.2005	USD	108,453,718.24	15.2	LIUSD6MD	0.75
09.12.2005	EUR	314,164,221.23	11.3	EURIBOR6MD	0.25
14.12.2005	EUR	33,722,460.29	16.8	EURIBOR6MD	0.95
14.12.2005	EUR	77,732,130.91	13.2	EURIBOR6MD	0.2
02.02.2006	USD	4,810,525.75	12.7	WBFSLRUSD	0.25

(provided
between
January 1,
2005 and
December 31,
2009)		Debt Disbursed
Agreement		and Outstanding	Maturity		Interest Rate /
Date	Currency	($)	(Year)	Interest Type	Margin
08.02.2006	EUR	158,665,053.57	16.4	WBFSLREUR	0.5
27.03.2006	USD	64,982,447.77	12.5	LIUSD6MD	0.2
27.03.2006	USD	5,659,072.09	5	LIUSD6MD	1.5
27.03.2006	USD	11,002,969.71	5	LIUSD6MD	1.5
13.04.2006	EUR	144,224,295.61	14.9	LIEUR6MDIS	0.75
19.07.2006	USD	14,000,000.00	17.4	LIUSD6MD	0.85
19.07.2006	USD	46,800,087.00	10.2	LIUSD6MD	0.15
19.07.2006	USD	129,896,920.95	10	LIUSD6MD	1.625
28.07.2006	EUR	96,382,951.70	10	EURIBOR6MD	4.76
28.07.2006	EUR	71,262,387.00	10	EURIBOR6MD	0.31
10.08.2006	EUR	134,890,000.00	20.2	FIXED	4.37
22.06.2007	EUR	52,586,579.86	13.7	WBFSLREUR	0
22.06.2007	USD	43,531,564.57	13.7	WBFSLRUSD	0
22.06.2007	EUR	67,276,387.50	13.7	WBFSLREUR	0
22.06.2007	EUR	67,445,000.00	14.7	WBFSLREUR	0
19.07.2007	EUR	153,075,757.37	12.2	FIXED-EURIBOR6MD	4.78-0.25
18.07.2007	EUR	54,630,450.00	21.3	FIXED	4.84
14.03.2007	EUR	130,908,836.31	21	FIXED	4.57
08.05.2008	EUR	53,956,000.00	20.6	FIXED	4.52
08.05.2008	EUR	60,700,500.00	15.5	EURIBOR6MD	0.00
28.05.2008	EUR	73,368,993.79	28.1	WBVSLEURA07	0.07
28.05.2008	USD	178,326,090.48	28.1	WBVSLUSDA07	0.05
19.08.2008	EUR	134,890,000.00	20.1	FIXED	4.81
08.06.2009	EUR	13,489,000.00	12.1	FIXED-EURIBOR6MD	1.315-0.342
08.06.2009	EUR	67,445,000.00	12.5	LIUSD6MD	0.57
09.06.2009	USD	42,525,000.00	29.8	WBVSLUSDA07	-0.05
09.06.2009	EUR	369,598.60	29.8	WBVSLEURA07	-0.05
09.06.2009	USD	62,360,982.00	24.6	WBVSLUSDA07	-0.05
09.06.2009	EUR	4,726,882.83	24.6	WBVSLEURA07	-0.05
09.06.2009	USD	14,175,000.00	19.8	FIXED	0.75
09.06.2009	USD	975,000.00	19.6	FIXED	0.75
17.12.2009	USD	20,000,000.00	13.7	WBVSLUSDA07	0.60
17.12.2009	EUR	26,978,000.00	13.7	WBVSLEURA07	0.60
RISK MANAGEMENT
     In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit was created. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management.
     With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties such as providing monthly short-term risk monitoring notes to the Debt and Risk Management Committee and publishing monthly debt management reports. In addition, annual debt management reports that present not only the developments in the area of public debt and risk management but also detailed analyses on debt management topics have been prepared since 2008 in line with transparency and accountability principles. Furthermore, the Risk Management Unit formulated a debt sustainability model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, duration reports, medium and long-term borrowing scenarios in order to evaluate financial risks.

     Also, in order to manage operational risks, a comprehensive operational risk management framework was set up in collaboration with OECD-SIGMA (Support for Improvement in Governance and Management). This initiative aims to control and decrease the number of operational risks stemming from business processes, coordination and communication, management of resources, technical infrastructure, information systems or external factors within the context of debt management. Furthermore, an “Operational Risk Bulletin” is presented to Debt and Risk Management Committee on a quarterly basis in order to monitor operational risks regularly. Revision of business processes and development of new control mechanisms are the goals of these studies.
     The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been implemented since 2004. Major components of this strategy, which are determined for three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2010-2012:
•	To use TL instruments as the major source of domestic cash borrowing and to decrease the share of FX denominated/indexed instruments in domestic borrowing.

•	To use fixed rate instruments as the major source of TL borrowing and to decrease the share of instruments with an interest rate re-fixing period of 12 months or less in the TL debt stock.

•	To increase the average maturity of domestic cash borrowing, taking market conditions into consideration and to decrease the share of instruments in the domestic debt stock with a remaining time to maturity of 12 months.

•	To keep a certain level of cash reserves so as to reduce the liquidity risk associated with cash and debt management.
     Within this framework, the debt management strategy actively emphasizes the basic principles of transparency, accountability and predictability.
     Tight fiscal policies and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.
     Important progress has been achieved in decreasing the public debt ratio. The general government nominal debt stock defined by EU standards to GDP ratio declined to 39.5% at the end of 2008 and it increased to 45.4% in 2009 with the impact of the global crisis. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of the debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually. In that framework, the share of foreign currency denominated/indexed debt stock in the Central Government debt stock fell to 5.2% at the end of 2009 from 15.5% at the end of 2005. The share of floating rate debt stock in the Central Government debt stock fell to 46.6% from 51.1% and the duration of TL denominated cash based domestic debt stock increased to 7.5 months from 5.2 months in the same period.